McCormick & Co Inc. 8-K/A

Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

DATED AS OF MARCH 31, 2026

by and among

UNILEVER PLC,

UNILEVER ALPHA HOLDCO B.V.,

SANDMAN CORPORATION,

MCCORMICK & COMPANY, INC.,

MORPHEUS MERGER SUB I CORP.

and

MORPHEUS MERGER SUB II, LLC

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EXHIBITS
Exhibit A	Parent Charter Amendment
Exhibit B	Stockholders Agreement Term Sheet

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of March 31, 2026, is entered into by and among Unilever PLC, a public limited company registered in England and Wales (the “Company”), Unilever Alpha HoldCo B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of The Netherlands and registered with the Dutch Commercial Register (Handelsregister) under number 42017560, and wholly owned Subsidiary of the Company (“DutchCo”), Sandman Corporation, a Delaware corporation and indirect, wholly owned Subsidiary of the Company (“SpinCo”), McCormick & Company, Inc., a Maryland corporation (“Parent”), Morpheus Merger Sub I Corp., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub I”), and Morpheus Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned Subsidiary of Parent (“Merger Sub II” , and together with Merger Sub I, the “Merger Subs”, and each a “Merger Sub”). Each of the foregoing parties is referred to herein as a “Party” and collectively as the “Parties.”

WHEREAS:

1.	SpinCo is wholly owned by DutchCo, a wholly owned, direct Subsidiary of the Company;

2.	contemporaneously with the execution of this Agreement, the Company, DutchCo, SpinCo and Parent are entering into the Separation and Distribution Agreement, pursuant to which the Company and DutchCo will, upon the terms and conditions set forth therein and in accordance with the Reorganization, separate the SpinCo Business such that, as of the Distribution, the SpinCo Business (other than the Separately Transferred Assets and Separately Assumed Liabilities) is held by the SpinCo Entities;

3.	in connection with the Distribution, the Company will sell, or cause to be sold, the Separately Transferred Assets to Parent or Subsidiaries of Parent and Parent will purchase or cause to be purchased the Separately Transferred Assets and will assume or cause to be assumed the Separately Assumed Liabilities from the Company or its Affiliates, in exchange for a cash payment to the Company or its Affiliates in an aggregate amount equal to the SpinCo Asset Sale Payment;

4.	prior to the Distribution, in connection with the Reorganization, if the SpinCo Note Amount is greater than zero, SpinCo will distribute a note to DutchCo with an aggregate principal amount equal to the SpinCo Note Amount (the “Note Distribution”);

5.	upon the terms and subject to the conditions set forth in the Separation and Distribution Agreement, on the Distribution Date, if the Company has not made a U.S. Asset Sale Election or a 100% Distribution Election, (a) DutchCo will distribute 84.77% of the issued and outstanding shares of SpinCo Common Stock (the “Distribution Shares”) to the Company (the “DutchCo Distribution”) and will retain the remaining 15.23% of shares (any such shares, the “Retained Shares”), subject to potential adjustment pursuant to Section 3.1(c)(ii), and (b) the Company will distribute all of the Distribution Shares to the Company’s shareholders without consideration on a pro rata basis by way of an interim dividend in specie (the “Distribution” and the Distribution together with the DutchCo Distribution and the Reorganization, the “Separation”);

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6.	immediately following the Distribution, at the First Merger Effective Time, the Parties will effect the merger of Merger Sub I with and into SpinCo, with SpinCo continuing as the surviving corporation, upon the terms and subject to the conditions set forth herein;

7.	immediately following the First Merger, at the Second Merger Effective Time, the Parties will effect the merger of SpinCo with and into Merger Sub II, with Merger Sub II continuing as the surviving entity, upon the terms and subject to the conditions set forth herein;

8.	the board of directors of Parent (the “Parent Board”) has unanimously (a) determined that the terms of the Agreement and the transactions contemplated hereby, including the issuance of shares of Parent Common Stock pursuant to the First Merger (the “Parent Share Issuance”) and the Parent Charter Amendment, are advisable and in the best interests of Parent, (b) approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers, the Parent Share Issuance and the Parent Charter Amendment, on the terms and subject to the conditions set forth herein, (c) resolved to recommend that the stockholders of Parent approve the Parent Share Issuance and the Parent Charter Amendment (the “Parent Board Recommendation”), and (d) directed that each of the Parent Share Issuance and the Parent Charter Amendment be submitted to a vote at a meeting of Parent’s stockholders;

9.	the board of directors of Merger Sub I has unanimously (a) determined that the terms of the Agreement and the transactions contemplated hereby, including the First Merger, are advisable and in the best interests of Merger Sub I and Parent, as its sole stockholder, (b) approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the First Merger, on the terms and subject to the conditions set forth herein, (c) resolved to recommend that Parent as sole stockholder of Merger Sub I approve and adopt this Agreement, and (d) directed that the adoption of this Agreement be submitted to a vote of Parent as sole stockholder of Merger Sub I;

10.	Parent, as the sole member of Merger Sub II has determined that the Second Merger and this Agreement are advisable and has approved this Agreement and the transactions contemplated hereby, including the Second Merger;

11.	the board of directors of SpinCo (the “SpinCo Board”) has unanimously (a) determined that the terms of the Agreement and the transactions contemplated hereby, including the Mergers, are advisable and in the best interests of SpinCo and its sole stockholder, (b) approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers, on the terms and subject to the conditions set forth herein, (c) resolved to recommend that DutchCo as sole stockholder of SpinCo approve and adopt this Agreement, and (d) directed that the adoption of this Agreement be submitted to a vote of DutchCo as sole stockholder of SpinCo;

12.	the board of directors of DutchCo (the “DutchCo Board”) has approved this Agreement and the transactions contemplated hereby, subject to such further action by the DutchCo Board required to declare the DutchCo Distribution (the effectiveness of which will be subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement);

13.	the board of directors of the Company (the “Company Board”) has approved this Agreement and the transactions contemplated hereby, subject to such further action by the Company Board required, if applicable, to establish the Record Date and the Distribution Date, and declare the Distribution (the effectiveness of which will be subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement); and

14.	provided that the Company has not made the U.S. Asset Sale Election, it is the intention of the Parties that, for U.S. federal income Tax purposes: (a) each Internal Distribution and the Distribution shall qualify as generally tax-free distributions for purposes of Section 368(a)(1)(D) and/or Section 355(a) of the Code; (b) all of the stock distributed pursuant to each Internal Distribution is “qualified property” for purposes of Section 355(c)(2) or Section 361(c)(2) of the Code (and Section 355(e) of the Code does not apply to cause any such stock distributed pursuant to an Internal Distribution to be treated as other than “qualified property”); (c) the Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and (d) each of this Agreement and the Separation and Distribution Agreement constitute a “plan of reorganization” for purposes of Section 368 of the Code.

NOW, THEREFORE:

In consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article I

DEFINITIONS

Section 1.1            Definitions. As used herein, the following terms have the following meanings:

1.             “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality and use provisions that are no less favorable in the aggregate to Parent than those contained in the Confidentiality Agreement; provided that such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with any Party to this Agreement or otherwise prohibiting Parent’s compliance with its obligations under this Agreement.

2.            “Action” means any claim, action, suit, litigation, arbitration, mediation, inquiry, investigation or other proceeding, in each case, by any Person or Governmental Authority, in each case, before, heard by or otherwise involving as a party any Governmental Authority.

3.            “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such Person, through one or more intermediaries or otherwise. For the avoidance of doubt, following the First Merger Effective Time, Affiliates of Parent shall include the SpinCo Entities.

4.            “AFM” means the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten).

5.            “Agreement” means this Agreement and Plan of Merger, including all Annexes, Exhibits and Schedules hereto (including the Disclosure Schedules), as it may be amended, restated, modified or supplemented from time to time in accordance with its terms.

6.            “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, the HSR Act and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

7.            “Asset Purchase Agreement” means the Asset Purchase Agreement, to be entered into between the Company and Parent, consistent with Exhibit B to the Separation and Distribution Agreement, with such changes as shall be agreed by the Parties (with such document to be updated and amended as agreed between the Parties in good faith, provided that such changes shall reflect the principles set out in the Separation and Distribution Agreement).

8.            “Assumed Performance Level” means, with respect to each performance metric applicable to a Company Award, the greater of (x) the target level of achievement and (y) (i) for any total shareholder return (TSR) metric, the actual level of achievement as of the latest practicable date prior to the Closing Date and (ii) with respect to any other applicable metric determined on a cumulative basis, the projected level of achievement through the remainder of the applicable performance period, determined as of the latest practicable date prior to the Closing Date (in each case as determined by the Remuneration Committee of the Company’s Board of Directors in good faith and consistent with past practice).

9.             “Balance Sheet Date” means December 31, 2025.

10.           “Benefit Plan” means each (a) “employee benefit plan” (within the meaning of Section 3(3) of ERISA but regardless of whether such plan is subject to ERISA) and (b) any other benefit or compensation plan, program, policy, agreement, letter or arrangement (whether written or unwritten), including each pension, retirement, profit sharing, 401(k), severance, health and welfare, disability, deferred compensation, employment, termination, change-in-control, retention, fringe benefit, stock purchase, cash bonus or equity-based incentive or other compensation or benefit plan, program, agreement, policy or other arrangement, in each case, that is maintained for the benefit of current and/or former directors, officers, individual consultants or employees, in each case, excluding any plan, program or arrangement that is sponsored, maintained or administered by any Governmental Authority or any Multiemployer Plan.

11.           “Business Day” means any day that is not a Saturday, a Sunday or other day on which banking institutions are authorized or obligated by Law to be closed in New York, New York, London, United Kingdom, Amsterdam, the Netherlands or Baltimore, Maryland.

12.          “Clean Team Agreement” means that certain Clean Team Agreement, by and between Parent and the Company, dated as of March 6, 2026.

13.          “Closing Tax Opinions” means the Distribution Tax Opinion and the Merger Tax Opinion.

14.          “Code” means the Internal Revenue Code of 1986, as amended.

15.          “Collective Bargaining Agreement” means a collective bargaining agreement or other Contract with a labor union, labor organization, works council or other labor organization with the exception of any such agreements which apply to a whole nation, industry or sector.

16.          “Commercial Agreements” has the meaning set forth in the Separation and Distribution Agreement.

17.          “Company Award” means an award of restricted stock units with respect to Company Ordinary Shares held by a Transferred SpinCo Employee granted under a Company Stock Plan which is outstanding immediately prior to the Closing Date, including any such restricted stock units that are subject to performance-based vesting conditions.

18.          “Company Benefit Plan” means each Benefit Plan that (a) is or has been maintained, sponsored, contributed to or entered into by the Company or any of its Affiliates for the benefit of any SpinCo Employee or Former SpinCo Employee and (b) that is not a SpinCo Benefit Plan.

19.          “Company Business” has the meaning set forth in the Separation and Distribution Agreement.

20.          “Company Distribution Tax Representations” means the customary representations of an officer of the Company, dated as of the Closing Date, in form and substance reasonably satisfactory to Distribution Tax Counsel, delivered to Distribution Tax Counsel in connection with the Distribution Tax Opinion.

21.          “Company Group” has the meaning set forth in the Separation and Distribution Agreement.

22.          “Company Material Adverse Effect” means any change, event, development, condition, occurrence or effect that has prevented, materially impaired, materially delayed or otherwise had a material adverse effect on, or would reasonably be expected to, prevent, materially impair, materially delay or otherwise have a material adverse effect on, in each case individually or in the aggregate, the ability of the Company to perform its obligations hereunder or under the Separation and Distribution Agreement or to consummate the transactions contemplated hereby and thereby, including the Mergers and the Separation.

23.          “Company Ordinary Shares” means the ordinary shares with a nominal value of £0.035 each of the Company.

24.          “Company Public Documents” means all forms, reports, schedules, statements and other documents filed or furnished by the Company or SpinCo with the SEC, or FCA since January 1, 2024.

25.          “Company Representatives” means all individuals other than SpinCo Employees who, as of the Closing Date, are employed by the Company or any of its Subsidiaries and who were directly involved in the transactions contemplated hereby or directly supervised one or more SpinCo Employees immediately prior to the Closing.

26.          “Company Stock Plan” has the meaning set forth in the Employee Matters Agreement.

27.          “Company Stock Price” means the closing price of a Company Ordinary Share on the London Stock Exchange plc on the last trading day prior to the Closing Date; provided, however, that with respect to any Company Award denominated in American Depository Receipts (ADRs), the Company Stock Price shall be the closing per-share price of a Company Ordinary Share trading “regular way due bills” on the NYSE on the last trading day prior to the Closing Date.

28.          “Compliant” means, with respect to the Required Information, that (a) such Required Information does not, taken as a whole, contain any untrue statement of a material fact regarding SpinCo and its Subsidiaries or omit to state any material fact regarding SpinCo and its Subsidiaries necessary in order to make such Required Information, in light of the circumstances under which the statements contained in the financial information are made, not materially misleading, (b) such Required Information complies in all material respects with all requirements of Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of debt, equity or equity-linked securities on Form S-3 that would be applicable to such Required Information, (c) SpinCo, the Company and its Subsidiaries have not stated their intent to, or determined that they must, restate any historical financial information included in the Required Information or that any such restatement is under consideration or may be a possibility, (d) no independent registered public accounting firm shall have withdrawn, amended or qualified any audit report with respect to any financial statements contained in the Required Information and (e) the financial statements and other financial information included in such Required Information would not be deemed stale or otherwise be unusable under the requirements of Regulation S-X under the Securities Act for a registered public offering of debt, equity or equity-linked securities on Form S-3 and are sufficient to permit SpinCo’s independent registered public accounting firm to issue a customary “comfort” letter to the financing sources to the extent required as part of a Permanent Financing, including as to customary negative assurances and change period, in order to consummate any offering of debt, equity or equity-linked securities on any day on or prior to the Closing Date.

29.          “Confidentiality Agreement” means that certain Confidentiality Agreement, by and between Parent and the Company, dated as of February 24, 2026.

30.          “Consent” means any consent, clearance, expiration or termination of a waiting period, approval, exemption, waiver, authorization, filing, registration or notification.

31.          “Contract” means any binding contract, agreement, understanding, arrangement, loan or credit agreement, note, bond, indenture, lease, warranty, accepted purchase order with outstanding performance obligations at the applicable time of determination, sublicense or license or other instrument, but excluding any Benefit Plan.

32.          “Contribution” means the separation of the SpinCo Business from the Company Business and the transfer of SpinCo Assets to SpinCo or any of the SpinCo Subsidiaries and the assumption of the SpinCo Liabilities by SpinCo or any of the SpinCo Subsidiaries, in each case pursuant to and in accordance with the Separation and Distribution Agreement.

33.          “Cut-Off Time” has the meaning set forth in the Separation and Distribution Agreement.

34.          “Data Sharing Agreement” has the meaning set forth in the Separation and Distribution Agreement.

35.          “DGCL” means the Delaware General Corporation Law.

36.          “Distribution Date” has the meaning set forth in the Separation and Distribution Agreement.

37.          “Distribution Tax Opinion” means a written opinion of WLRK (or, if WLRK is unwilling or unable to issue the Distribution Tax Opinion, such other nationally recognized tax counsel as may be reasonably acceptable to the Company Board) (“Distribution Tax Counsel”), dated as of the Closing Date, in form and substance reasonably satisfactory to the Company Board, regarding the qualification of each Internal Distribution and the Distribution as transactions (a) that qualify as a generally tax-free distribution for purposes of Section 368(a)(1)(D) and/or Section 355(a) of the Code, and (b) in which all of the stock distributed pursuant to each Internal Distribution is “qualified property” for purposes of Section 355(c)(2) or Section 361(c)(2) of the Code (and Section 355(e) of the Code does not apply to cause any such stock distributed pursuant to an Internal Distribution to be treated as other than “qualified property”). In the event the receipt of the Distribution Tax Opinion is a condition to the obligations of the Company, DutchCo and SpinCo to consummate the First Merger pursuant to Section 8.2(e), the Company Board shall not be entitled to require an opinion at a greater than “should” level of comfort.

38.          “Distribution Time” has the meaning set forth in the Separation and Distribution Agreement.

39.          “DLLCA” means the Delaware Limited Liability Company Act.

40.          “Dutch SpinCo Business” has the meaning set forth in the Separation and Distribution Agreement.

41.          “Employee Matters Agreement” has the meaning set forth in the Separation and Distribution Agreement.

42.          “Employee Tax” means any income tax, employee National Insurance contributions and any other Tax or employee social security obligation of a similar nature introduced in substitution for, or in addition to, such Taxes or employee social security obligations, and similar Tax or employee social security obligations in any other jurisdiction.

43.          “Environmental Laws” means any Law relating to pollution, protection or cleanup of the environment, human health and safety or the disposal, generation, handling, labeling, management, manufacture, registration, storage, transportation, treatment, use or Release of or exposure to Hazardous Materials.

44.          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

45.          “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

46.          “Euronext Amsterdam” means Euronext Amsterdam, a regulated market operated by Euronext Amsterdam N.V.

47.          “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

48.          “Foreign Investment Laws” means any applicable Laws issued by a Governmental Authority that are designed or intended to regulate, restrict, or require approval of foreign direct investment, including any applicable foreign investment review, screening, or notification regime.

49.          “Excluded Assets” has the meaning set forth in the Separation and Distribution Agreement.

50.          “Excluded Liabilities” has the meaning set forth in the Separation and Distribution Agreement.

51.          “FCA” means the UK Financial Conduct Authority.

52.          “Foreign Benefit Plan” means any Benefit Plan that is maintained (i) primarily for the benefit of employees outside the United States or (ii) pursuant to the Laws of a country other than the United States.

53.          “Former SpinCo Employee” has the meaning set forth in the Employee Matters Agreement.

54.          “Fraud” means any actual and intentional misrepresentation of a material fact by a Party in making the representations and warranties set forth in Article IV, Article V or Article VI, as applicable, or in the certificate contemplated by Section 8.2(c) and Section 8.3(c), as applicable, with the actual intent to induce the other Party to rely upon the inaccuracy and such other Party having reasonably relied upon such inaccuracy.

55.          “French SpinCo Business” has the meaning set forth in the Separation and Distribution Agreement.

56.          “GAAP” means generally accepted accounting principles in the United States.

57.          “Governmental Authority” means any federal, state, local, transnational, supranational or foreign government, any Person exercising executive, legislative, judicial, regulatory or administrative function of or pertaining to government or Law, including any regulatory or self-regulatory authority, agency, commission, body, department or other instrumentality, and any court, arbitral body or tribunal of competent jurisdiction.

58.          “Hazardous Material” means any toxic, reactive, corrosive, ignitable or flammable chemical or chemical compound, or hazardous or toxic substance, material or waste, or any pollutant or contaminant, whether solid, liquid or gas, or any other substance, material or waste that is subject to regulation, control or remediation or for which liability or standards of care are imposed under any Environmental Law, including petroleum (including crude oil or any fraction thereof), radon, asbestos, radioactive materials, per- and polyfluoroalkyl substances and polychlorinated biphenyls.

59.          “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

60.          “IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and UK-adopted international accounting standards.

61.          “Intellectual Property Rights” has the meaning set forth in the Separation and Distribution Agreement.

62.          “Intellectual Property SpinCo Agreements” has the meaning set forth in the Separation and Distribution Agreement.

63.          “Interests” means shares, partnership interests, limited liability company interests or any other equity interest in any Person.

64.          “Internal Distribution” has the meaning set forth in the Separation and Distribution Agreement.

65.          “Internal Asset Sales” has the meaning set forth in the Separation and Distribution Agreement.

66.          “Internal Asset Sales Payments” means the principal amount of any notes issued to the Company and/or the other members of the Company Group in consideration for the Internal Asset Sales that will remain outstanding immediately following the First Merger.

67.          “Intervening Event” means any event, development or change in circumstances with respect to Parent or any of its Subsidiaries that is material to Parent and the Parent Subsidiaries (taken as a whole) first occurring or coming to the attention of the Parent Board after the date of this Agreement and prior to obtaining the Parent Stockholder Approval, and which was not known by, and was not reasonably foreseeable to, the Parent Board as of or prior to the date of this Agreement (or which was known or reasonably foreseeable, but in respect of which the probability or magnitude of the consequences were not known or reasonably foreseeable as of the date hereof); provided, however, that in no event shall (a) the receipt, existence or terms of a Competing Proposal, (b) any events, developments or changes in circumstances of the Company or the SpinCo Entities, (c) the status of the Mergers under the HSR Act or of any of the other Requisite Regulatory Approvals, (d) any change in the price, or change in trading volume, of Parent Common Stock (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition), (e) meeting or exceeding internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause thereof, unless such underlying cause would otherwise be excepted by another clause of this definition), (f) changes in general economic, political or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond or debt prices) or (g) changes in GAAP, other applicable accounting rules or applicable Law or, in any such case, changes in the interpretation thereof, constitute or be deemed to contribute to an Intervening Event.

68.          “Inventory” has the meaning set forth in the Separation and Distribution Agreement.

69.          “IOM Agreements” has the meaning set forth in the Separation and Distribution Agreement.

70.          “IRS” means the United States Internal Revenue Service.

71.          “IRS Ruling” means a private letter ruling from the IRS regarding such matters germane to the U.S. federal income Tax consequences of the Distribution, one or more Internal Distributions and/or the Mergers and any related transactions as the Company may determine.

72.          “IRS Ruling Request” means the request for the IRS Ruling that may be submitted by the Company to the IRS.

73.          “IT Assets” has the meaning set forth in the Separation and Distribution Agreement.

74.          “Knowledge” means (a) with respect to the Company, the actual knowledge of the persons set forth in Section 1.1(a) of the SpinCo Disclosure Schedule, (b) with respect to SpinCo, the actual knowledge of the persons set forth in Section 1.1(b) of the SpinCo Disclosure Schedule, and (c) with respect to Parent, the actual knowledge of the persons set forth in Section 1.1(a) of the Parent Disclosure Schedule.

75.          “Law” means, with respect to any Person, any law, statute, code, ordinance, order, decree, award, directive, judgment, ruling, rule, regulation or similar requirement issued, promulgated, enforced or enacted by or under the authority of a Governmental Authority that is binding upon or applicable to such Person.

76.          “Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether direct or indirect, and whether due or to become due).

77.          “Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, easement, exclusive license, purchase option, right of first refusal, security interest or other lien of any kind.

78.          “LSE” means the London Stock Exchange.

79.          “MergerSub Employer” has the meaning set forth in the Employee Matters Agreement.

80.          “Merger Sub Stockholder Approval” means the approval of the First Merger by Parent as the sole stockholder of Merger Sub I in accordance with the DGCL and the Organizational Documents of Merger Sub I.

81.          “Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA.

82.          “Net Working Capital” has the meaning set forth in the Separation and Distribution Agreement.

83.          “New Issuance Amount” means (a) the quotient of 65 divided by 35, multiplied by (b) the sum of (i) the number of issued and outstanding shares of Parent Common Stock as of the close of business on the second trading day prior to the Closing Date, and (ii) the number of shares of Parent Common Stock underlying Parent Options, Parent RSU Awards, Parent PSU Awards, and any other awards or other equity of Parent outstanding as of the close of business on the second trading day prior to the Closing Date (assuming, in the case of the Parent PSU Awards, achievement of target performance or, if any higher level of performance is determined or deemed to be satisfied prior to or in connection with the Closing, assuming achievement of such higher level of performance) calculated using the treasury stock method based on the volume-weighted average trading price (computed using the applicable Bloomberg function) of the applicable type of Parent Common Stock underlying such equity awards, over the five (5) consecutive trading days ending on (and including) the second trading day prior to the Closing Date, rounded up to the nearest whole number, as adjusted, if applicable, pursuant to Section 7.3(h).

84.          “Non-Voting Stock Exchange Ratio” means the quotient of (a) (i) the New Issuance Amount, multiplied by (ii) the quotient of (x) the sum of (A) the number of issued and outstanding shares of Parent Non-Voting Common Stock as of the close of business on the second trading day prior to the Closing Date and (B) the number of shares of Parent Non-Voting Common Stock underlying Parent Options, Parent RSU Awards, Parent PSU Awards and any other awards or other equity of Parent outstanding as of the close of business on the second trading day prior to the Closing Date (assuming, in the case of the Parent PSU Awards, achievement of target performance or, if any higher level of performance is determined or deemed to be satisfied prior to or in connection with the Closing, assuming achievement of such higher level of performance) calculated using the treasury stock method based on the volume-weighted average trading price (computed using the applicable Bloomberg function) of Parent Non-Voting Common Stock underlying such equity awards, divided by (y) the sum of (A) the total number of shares of Parent Common Stock issued and outstanding as of the close of business on the second trading day prior to the Closing Date and (B) the number of shares of Parent Common Stock underlying Parent Options, Parent RSU Awards, Parent PSU Awards and any other awards in respect of Parent Common Stock or other equity of Parent outstanding as of the close of business on the second trading day prior to the Closing Date (assuming, in the case of the Parent PSU Awards, achievement of target performance or, if any higher level of performance is determined or deemed to be satisfied prior to or in connection with the Closing, assuming achievement of such higher level of performance) calculated using the treasury stock method based on the volume-weighted average trading price (computed using the applicable Bloomberg function) of the applicable type of Parent Common Stock underlying such equity awards, over the five (5) consecutive trading days ending on (and including) the second trading day prior to the Closing Date; divided by (b) the number of shares of SpinCo Common Stock issued and outstanding immediately prior to the First Merger Effective Time, subject to adjustment as set forth herein.

85.          “NYSE” means the New York Stock Exchange.

86.          “OFAC” means the U.S. Department of the Treasury Office of Foreign Assets Control.

87.          “Open Source Software” means any software that is subject to or licensed, provided or distributed under, any license meeting the Open Source Definition (as promulgated by the Open Source Initiative as of the date of this Agreement) or the Free Software Definition (as promulgated by the Free Software Foundation as of the date of this Agreement) or any similar license for “free,” “publicly available” or “open source” software, including the GNU General Public License, the Lesser GNU General Public License, the Apache License, the BSD License, Mozilla Public License (MPL), the MIT License or any other license that includes similar terms.

88.          “Organizational Documents” means (a) with respect to any corporation, its articles or certificate of incorporation and bylaws; (b) with respect to any limited liability company, its articles or certificate of organization or formation and its operating agreement or limited liability company agreement or documents of similar substance; (c) with respect to any limited partnership, its certificate of limited partnership and partnership agreement or governing or organizational documents of similar substance; (d) with respect to the Company, the memorandum and articles of association of the Company; (e) with respect to any other entity, governing or organizational documents of similar substance to any of the foregoing, in the case of each of clauses (a) through (e) above, as may be in effect from time to time.

89.          “Parent Benefit Plan” means each Benefit Plan that is or has been maintained, sponsored, contributed to or entered into by Parent or any of its Affiliates for the benefit of their respective current or former employees.

90.          “Parent Board Designee” means a member of the Corporate Integration Committee, which shall be the Chair of the Parent Board and the Lead Independent Director of the Parent Board, or such other individuals as may be selected by the directors of the Parent Board.

91.          “Parent Business” means the respective businesses of Parent and its Subsidiaries as conducted as of the date hereof.

92.          “Parent Charter” means the Articles of Incorporation of Parent, as amended, supplemented or corrected from time to time.

93.          “Parent Common Stock” means the Parent Non-Voting Common Stock and the Parent Voting Common Stock.

94.          “Parent Datasite” means the datasite established by Parent for purposes of due diligence of Parent and the Parent Subsidiaries and their respective businesses (including any “clean room” or similar subset of a datasite or folders in which access is restricted to certain Representatives of the Company).

95.          “Parent Disclosure Schedule” means the Disclosure Schedule delivered by Parent to the Company and SpinCo on the date hereof and identified as such.

96.          “Parent Distribution Tax Representations” means the customary representations of an officer of Parent, dated as of the Closing Date, in form and substance reasonably satisfactory to Distribution Tax Counsel, delivered to Distribution Tax Counsel in connection with the Distribution Tax Opinion.

97.          “Parent Employee Material Jurisdiction” means the United States of America, China, Poland, UK, Canada, France, Mexico, Australia, El Salvador and Italy.

98.          “Parent Employee Non-Material Jurisdiction” means any jurisdiction in which Parent employees are employed, other than any Parent Employee Material Jurisdiction.

99.           “Parent Foreign Benefit Plan” means each Parent Benefit Plan that is a Foreign Benefit Plan.

100.        “Parent Intellectual Property” means the Intellectual Property Rights owned by Parent or any of its Subsidiaries.

101.        “Parent IT Assets” means all IT Assets owned, leased or licensed by Parent or any of its Subsidiaries and used in the Parent Business.

102.        “Parent Lender Parties” means the Parent Lenders, together with their Affiliates, their Affiliates’ current or future officers, directors, employees, advisors, agents, representatives, stockholders, limited partners, managers, members, partners, trustees, controlling parties, advisors, accountants, attorneys, consultants, investment bankers and funding sources and their successors and assigns, in each case in their respective capacities as such; provided that neither Parent nor any Affiliate thereof shall be a Parent Lender Party.

103.        “Parent Lenders” means the entities that have committed or commit, after the date hereof, to provide or otherwise enter into agreements in connection with the Financing or the Permanent Financing, including the parties to the Debt Commitment Letter, any Financing Agreement and any joinder agreements, purchase agreements, credit agreements or indentures (or similar definitive financing documents) relating to the Financing or the Permanent Financing.

104.         “Parent LTI Awards” means, collectively, Parent Options, Parent RSU Awards, and Parent PSU Awards.

105.         “Parent Material Adverse Effect” means any change, event, development, condition, occurrence or effect that has, or would reasonably be expected to have, individually or in the aggregate with any other changes, events, developments, conditions, occurrences or effects, a material adverse effect on the business, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be, individually or in the aggregate, a Parent Material Adverse Effect: (i) any changes resulting from general market, economic, financial, capital markets or regulatory conditions, (ii) any general changes in the credit, debt, financial or capital markets or changes in interest or exchange rates, (iii) any changes in applicable Law or GAAP (or, in each case, authoritative interpretations thereof), (iv) any changes resulting from any hurricane, flood, tornado, earthquake, or other natural disaster or weather-related events, or other force majeure events, or any worsening thereof, (v) any changes resulting from local, national or international political conditions, including the outbreak or escalation of any military conflict, declared or undeclared war, armed hostilities, acts of foreign or domestic terrorism or civil unrest, (vi) any changes generally affecting the industries in which Parent and the Parent Subsidiaries operate, (vii) any changes resulting from the execution of this Agreement, the Separation and Distribution Agreement or the other Transaction Documents or the announcement or the pendency of the Mergers or the Separation, including, to the extent resulting therefrom, actions of Governmental Authorities, or any actions of or loss of customers, suppliers, distributors, employees or other material business relationships or partnerships (including any cancellation or delay in customer orders or any termination of or adverse changes to any Contract effected or proposed by any customer, supplier, distributor or other counterparty) (provided that this clause (vii) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution of this Agreement, the Separation and Distribution Agreement or the other Transaction Documents or the announcement or the pendency of the Mergers or the Separation), (viii) any changes in Parent’s stock price or the trading volume of Parent’s stock or any change in the credit rating of Parent (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition), (ix) any changes resulting from any action required to be taken by the terms of this Agreement (other than pursuant to Section 7.1), (x) the failure to meet internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition), (xi) any changes resulting from any epidemics, pandemics or disease, (xii) any stockholder or derivative litigation arising from or relating to this Agreement or the transactions contemplated hereby or (xiii) changes in or the imposition of any tariffs, or any actions relating to trade disputes; provided that in the case of clauses (i), (ii), (iii), (iv), (v), (vi) or (xiii), if such changes, events, developments, conditions, occurrences or effects disproportionately impact Parent and the Parent Subsidiaries, taken as a whole, as compared to other participants in similar industries in which Parent and the Parent Subsidiaries conduct their businesses, only the incremental disproportionate impact thereof may be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur.

106.         “Parent Merger Tax Representations” means the customary representations of an officer of Parent, dated as of the Closing Date, in form and substance reasonably satisfactory to WLRK, delivered to WLRK in connection with the Merger Tax Opinion.

107.         “Parent Non-Voting Common Stock” means the non-voting common stock, par value $0.01 per share, of Parent.

108.         “Parent Option” means an option to purchase Parent Common Stock granted under a Parent Stock Plan.

109.         “Parent Owned Real Property” means all real property owned by Parent or any of its Subsidiaries.

110.         “Parent Privacy Requirements” means (i) all applicable Privacy Laws, and (ii) Parent’s and its Subsidiaries’ contractual obligations relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical and administrative), disposal, destruction, disclosure, or transfer (including cross-border) of Personal Information.

111.         “Parent PSU Award” means a performance stock unit award granted under a Parent Stock Plan.

112.         “Parent Registration Statement” means the registration statement on Form S-4 to be filed by Parent with the SEC to effect the registration under the Securities Act of the issuance of the shares of Parent Common Stock that will be issued to holders of SpinCo Common Stock pursuant to the First Merger (as amended and supplemented from time to time).

113.         “Parent RSU Award” means a restricted stock unit award granted under a Parent Stock Plan.

114.         “Parent SEC Documents” means all forms, reports, schedules, statements and other documents required to be filed or furnished by Parent with the SEC since January 1, 2024.

115.         “Parent Stock Plan” means the McCormick 2022 Omnibus Incentive Plan, the McCormick Amended and Restated 2013 Omnibus Incentive Plan, McCormick 2007 Omnibus Incentive Plan, and the McCormick 2004 Long-Term Incentive Plan (each as amended).

116.         “Parent Stockholder Approval” means the approval of (a) the Parent Share Issuance at the Parent Stockholders Meeting by the affirmative vote of a majority of all the votes cast by the holders of Parent Voting Common Stock entitled to vote thereon, and (b) the Parent Charter Amendment at the Parent Stockholders Meeting by the affirmative vote of a majority of all the votes entitled to be cast thereon by the holders of Parent Voting Common Stock.

117.         “Parent Subsidiaries” means all direct and indirect Subsidiaries of Parent. For the avoidance of doubt, following the First Merger Effective Time, the Parent Subsidiaries shall include the SpinCo Entities.

118.         “Parent Tax Representations” means the Parent Distribution Tax Representations and the Parent Merger Tax Representations.

119.         “Parent Voting Common Stock” means the voting common stock, par value $0.01 per share, of Parent.

120.         “Patent” has the meaning set forth in the Separation and Distribution Agreement.

121.         “Permits” means licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities.

122.         “Permitted Liens” means (a) statutory Liens arising by operation of Law with respect to a Liability incurred in the ordinary course of business and which is not delinquent or is being contested in good faith by appropriate proceedings; (b) requirements and restrictions of zoning, licensing, permitting, building and other similar land-use Laws which are not violated by the present use or occupancy of the real property subject thereto; (c) Liens for Taxes or mechanics’, materialmen’s and similar Liens arising or incurred in the ordinary course of business and with respect to any amounts, in each case (i) not yet due and payable or (ii) which are being contested in good faith by appropriate proceedings or for which adequate reserves have been established in accordance with GAAP; (d) licenses of and other grants of rights to (including through covenants not to assert) Intellectual Property Rights granted in the ordinary course of business consistent with past practice; (e) any encroachments, overlaps, overhangs, variations in area or measurement, servitudes or easements (including conservation easements and public trust easements, rights-of-way, road use Contracts, covenants, conditions, restrictions, reservations, licenses, Contracts and other similar non-monetary matters) of public record which would be disclosed by a current accurate, and guaranteed survey of the applicable real property (provided, however, that the same, individually and in the aggregate, do not materially impair or interfere with the operation or use of such real property in the operation of the business currently conducted thereon or marketability of title of the applicable real property subject thereto); (f) purchase money Liens and Liens securing rental payments under capital lease agreements; (g) pledges or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security (other than pursuant to Section 303(k) or 4068 of ERISA or Section 430(k) of the Code) or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, performance and return of money bonds and similar obligations; (h) liens arising under conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business; (i) pledges or deposits to secure public or statutory obligations unrelated to any default or violation of any Law; (j) Liens arising under or created by this Agreement or any Transaction Document (other than as a result of a breach or default under such Contracts); (k) Liens securing the Financing or Permanent Financing; (l) restrictions on transfer resulting from securities Laws; and (m) Liens described on Section 1.1(d) of the SpinCo Disclosure Schedule or Section 1.1(b) of the Parent Disclosure Schedule.

123.         “Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other organization or entity of any kind.

124.         “Personal Information” means all information in any form or media that alone or in combination with other information identifies, describes, relates to or is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with an identified or identifiable person (including any current, prospective, or former customer, end user or employee), in addition to any definition for “personal information” or any similar term provided by applicable Law (e.g., “personal data,” “personally identifiable information” or “PII”).

125.        “Privacy Laws” means any and all applicable Laws relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical or administrative), disposal, destruction, disclosure or transfer (including cross-border) of any Personal Information, including the Federal Trade Commission Act, California Consumer Privacy Act (CCPA), Payment Card Industry Data Security Standard (PCI-DSS), EU General Data Protection Regulation (GDPR), any and all applicable Laws relating to breach notification, the use of biometric identifiers, and the use of Personal Information for marketing purposes.

126.        “Proxy Statement” means the proxy statement to be mailed to the stockholders of Parent relating to the Parent Stockholders Meeting, including any amendments or supplements thereto.

127.         “PwC” means PricewaterhouseCoopers LLP.

128.         “Qualified SpinCo Common Stock” means SpinCo Common Stock received by holders of Company Ordinary Shares pursuant to the Distribution, except for any SpinCo Common Stock that is acquired, directly or indirectly, pursuant to a plan (or series of related transactions), within the meaning of Section 355(e) of the Code and the Treasury Regulations promulgated thereunder, that includes the Distribution. This definition (and the application thereof) is intended to monitor compliance with Section 355(e) of the Code and shall be interpreted accordingly.

129.         “Record Date” means the date and time determined by the Company Board as the record date and time for determining stockholders of the Company entitled to receive shares of SpinCo Common Stock in the Distribution.

130.         “Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, depositing, escaping, leaching, disposing or dumping into or through the environment.

131.         “Reorganization” has the meaning set forth in the Separation and Distribution Agreement.

132.         “Replaced Portion” means, with respect to each unvested Company Award that is outstanding as of the Closing Date (or, if later, a Transfer Date) and held by a SpinCo Employee, a portion of such award covering a number of Company Ordinary Shares equal to (a) the total number of Company Ordinary Shares subject to such award (determined based on deemed satisfaction of the performance conditions applicable to such award at the target level of performance achievement) minus the Retained Portion (b) multiplied by (c) the Assumed Performance Level.

133.         “Replacement Parent Award” means, in respect of the Replaced Portion of each Company Award, a cash or equity award granted by Parent pursuant to Section 3.5, representing the right to receive shares of Parent Common Stock (or, at Parent’s election, a cash equivalent) in respect of the Replacement Value.

134.         “Replacement Value” means the product of (i) the number of Company Ordinary Shares subject to the Replaced Portion of each Company Award and (ii) the Company Stock Price, which value shall be converted (as applicable) into euros (€) using the closing euro spot rate, as quoted by WM Reuters at or about midday (London time) on the day on which the Cut-Off Time falls (consistent with the Accounting Principles set forth on Exhibit A to the Separation and Distribution Agreement).

135.         “Representative” means, with respect to any Person, such Person’s directors, managers, members, officers, employees, agents, partners, attorneys, financial advisors, financing sources, consultants, advisors or other Persons acting on behalf of such Person.

136.         “Required Information” means, with respect to each of SpinCo and its Subsidiaries:

(a)         audited consolidated balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows for each of the two fiscal years ending (i) December 31, 2025, as promptly as practicable through the exercise of commercially reasonable efforts (and, in no event later than March 31, 2027), (ii) December 31, 2026, by March 31, 2027 in the event the Closing Date occurs after that date, and (iii) December 31, 2027, by March 31, 2028 in the event the Closing Date occurs after that date, each prepared in accordance with GAAP applied on a consistent basis for the periods covered thereby (including, applicable comparison periods) and meeting the requirements of Regulation S-X under the Securities Act and all accounting rules and regulations of the SEC applicable to a registration statement on Form S-3;

(b)         unaudited consolidated balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows for each completed fiscal quarter (other than the fourth fiscal quarter) ended after December 31, 2025 (and the corresponding prior-year periods), in each case (x) prepared in accordance with GAAP, as applicable, and meeting the requirements of Regulation S-X under the Securities Act and all accounting rules and regulations of the SEC applicable to a registration statement on Form S-3, as promptly as practicable through the exercise of commercially reasonable efforts after the delivery of the first audited financial statements pursuant to the foregoing clause (a), with the first of such quarterly financial statements required to be delivered within 90 days of the end of such fiscal quarter and each subsequent quarterly financial statements required to be delivered within 60 days of the end of the applicable fiscal quarter and (y) reviewed by the applicable independent registered public accounting firm in accordance with AS Section 4105 (Reviews of Interim Financial Information);

(c)           subject to the limitations set forth in Section 7.6(g)(I), reasonable and customary information and assistance to permit Parent to prepare customary pro forma financial statements and any other pro forma information, including any pro forma adjustments, giving effect to the Transactions and the Financing or Permanent Financing (as applicable) as required by Article 11 of Regulation S-X, regardless of when such pro forma financial statements would otherwise be required to be filed with the SEC (regardless of the passage of time), meeting the requirements of Regulation S-X under the Securities Act and all accounting rules and regulations of the SEC applicable to a registration statement on Form S-3; and

(d)         subject to the limitations set forth in Section 7.6(g)(I), such other customary and pertinent information as may be reasonably requested by the Parent Lender Parties to the extent such information is customarily included in offering documents for investment grade debt securities or is necessary to receive customary “comfort” letters (including negative assurance and customary change period comfort) and customary consents or authorization letters and management representation letters to the inclusion of the relevant auditor reports from the applicable independent registered public accounting firm.

137.         “Requisite Regulatory Approvals” means (i) the expiration or termination of the applicable waiting period under the HSR Act in connection with the Mergers (and any extension thereof under the HSR Act), and (ii) all regulatory authorizations, consents, clearances, orders, approvals or expirations of applicable waiting periods under applicable Antitrust Laws or Foreign Investment Laws, in each case, as set forth on Section 1.1(c) of the Parent Disclosure Schedule.

138.         “Retained Portion” means, with respect to each unvested Company Award that is outstanding as of the Closing Date (or, if later, a Transfer Date) and held by a SpinCo Employee, a portion of such award covering a number of Company Ordinary Shares equal to the product of (a) the total number of Company Ordinary Shares subject to such award (determined based on deemed satisfaction of the performance conditions applicable to such award at the target level of performance achievement) and (b) a fraction, the numerator of which is the total number of days from the grant date through the Closing Date (or, if later, a Transfer Date) and the denominator of which is the total number of days in the vesting period; provided, however, that with respect to each Company Award with a final scheduled vesting date occurring prior to the first anniversary of the Closing Date, the Retained Portion shall mean the entire award.

139.         “Sanctioned Country” means (a) any country or region or government thereof that is the subject or target of a comprehensive embargo under applicable Sanctions (as of the date hereof, Cuba, Iran, North Korea, Venezuela, and the Crimea, the so-called “Donetsk People’s Republic,” the so-called “Luhansk People’s Republic,” Kherson and Zaporizhzhia regions of Ukraine); and (b) solely with respect to any transactions or dealings between April 24, 2019, and June 30, 2025, Syria.

140.         “Sanctioned Person” means any Person that is the subject or target of Sanctions, including: (a) any Person listed on any Sanctions-related restricted party list maintained by any Governmental Authority administering Sanctions, including the OFAC List of Specially Designated Nationals and Blocked Persons; (b) any Person located, organized, or resident in a Sanctioned Country; or (c) any Person that is, in the aggregate, fifty percent (50%) or greater owned or otherwise controlled, directly or indirectly, by a Person or Persons described in clauses (a)–(b).

141.         “Sanctions” means all U.S. and non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by (a) the United States (including by OFAC or the U.S. Department of State), (b) the United Nations Security Council, or (c) any other relevant Governmental Authority.

142.         “Securities Act” means the Securities Act of 1933, as amended.

143.         “Separately Assumed Liabilities” has the meaning set forth in the Separation and Distribution Agreement.

144.         “Separately Transferred Assets” has the meaning set forth in the Separation and Distribution Agreement.

145.         “Separate Transfer Instruments” has the meaning set forth in the Separation and Distribution Agreement.

146.         “Separation and Distribution Agreement” means that Separation and Distribution Agreement dated as of the date hereof among the Company, DutchCo, Parent and SpinCo.

147.         “Separation Step Plan” has the meaning set forth in the Separation and Distribution Agreement.

148.         “Software” has the meaning set forth in the Separation and Distribution Agreement.

149.         “SpinCo Affiliate Contract” means any Contract, whether or not in writing, (a) between any SpinCo Entity, on the one hand, and any present or former officer or director of the SpinCo Entities, the Company or any of its Subsidiaries, or any “immediate family member” thereof (as defined in Rule 16a-1 under the Exchange Act), on the other hand, or (b) between any SpinCo Entity, on the one hand, and the Company or any of its Subsidiaries (other than a SpinCo Entity), any holder of five percent (5%) or more of the Company’s outstanding equity securities or any shareholder of any SpinCo Entity (other than another SpinCo Entity) on the other hand; provided that for purposes of this definition, Contract shall not include any Company Benefit Plan.

150.         “SpinCo Asset Sale Payment” means the aggregate purchase price under the Separate Transfer Instruments (excluding any amount of VAT thereon, and for the avoidance of doubt, not including any amounts payable in respect of Transfer Taxes in connection therewith, the responsibility for and the burden of such VAT and Transfer Taxes being allocated in accordance with the Tax Matters Agreement).

151.         “SpinCo Assets” has the meaning set forth in the Separation and Distribution Agreement; provided, that, notwithstanding Section 2.16(e) of the Separation and Distribution Agreement, for purposes of this Agreement, the “SpinCo Assets” shall include the French SpinCo Assets and the Dutch SpinCo Assets (as each is defined in the Separation and Distribution Agreement).

152.         “SpinCo Benefit Plan” means each Benefit Plan that is (a) maintained, sponsored or contributed to solely by a SpinCo Entity or to which any SpinCo Entity is a party or under which any SpinCo Entity otherwise has any Liability or obligations, contingent or otherwise, or (b) solely for the benefit of SpinCo Employees and/or Former SpinCo Employees, provided, however, that a “SpinCo Benefit Plan” shall not include any Benefit Plan that is retained by any members of the Company Group (as defined in the Employee Matters Agreement) following the First Merger Effective Time.

153.         “SpinCo Business” has the meaning set forth in the Separation and Distribution Agreement; provided, that, notwithstanding Section 2.16(e) of the Separation and Distribution Agreement, for purposes of this Agreement, the “SpinCo Business” shall include the French SpinCo Business and the Dutch SpinCo Business (as each is defined in the Separation and Distribution Agreement).

154.         “SpinCo Business Assets” means the SpinCo Assets and the Separately Transferred Assets.

155.         “SpinCo Business Records” has the meaning set forth in the Separation and Distribution Agreement.

156.         “SpinCo Common Stock” means the common stock, par value $0.01 per share, of SpinCo.

157.         “SpinCo Contract” has the meaning set forth in the Separation and Distribution Agreement.

158.         “SpinCo Datasite” means the datasite established by the Company for purposes of due diligence of the SpinCo Entities and the SpinCo Business (including any “clean room” or similar subset of a datasite or folders in which access is restricted to certain Representatives of the Parent).

159.         “SpinCo Disclosure Schedule” means the Disclosure Schedule delivered by the Company and SpinCo to Parent on the date hereof and identified as such.

160.         “SpinCo Distribution Tax Representations” means the customary representations of an officer of SpinCo, dated as of the Closing Date, in form and substance reasonably satisfactory to Distribution Tax Counsel, delivered to Distribution Tax Counsel in connection with the Distribution Tax Opinion.

161.         “SpinCo Employee” has the meaning set forth in the Employee Matters Agreement.

162.         “SpinCo Employee Material Jurisdiction” means each of those jurisdictions set forth in Section 1.1(c) of the SpinCo Disclosure Schedule.

163.         “SpinCo Employee Non-Material Jurisdiction” means any jurisdiction in which SpinCo Employees are employed, other than any SpinCo Employee Material Jurisdiction.

164.         “SpinCo Entities” has the meaning set forth in the Separation and Distribution Agreement.

165.         “SpinCo Financial Information” means, collectively, the unaudited aggregated profit and loss accounts for the SpinCo Business, comprising turnover, supply chain costs, gross profit, brand and marketing investment costs and profit before overhead, for each of the financial years ended December 31, 2023, December 31, 2024, and December 31, 2025, attached to Section 5.9 of the SpinCo Disclosure Schedule.

166.         “SpinCo Foreign Benefit Plan” means each SpinCo Benefit Plan that is a Foreign Benefit Plan.

167.         “SpinCo Group” has the meaning set forth in the Employee Matters Agreement.

168.         “SpinCo Indebtedness” has the meaning set forth in the Separation and Distribution Agreement.

169.         “SpinCo Intellectual Property” has the meaning set forth in the Separation and Distribution Agreement.

170.         “SpinCo IT Assets” has the meaning set forth in the Separation and Distribution Agreement.

171.         “SpinCo Leased Real Property” has the meaning set forth in the Separation and Distribution Agreement.

172.         “SpinCo Liabilities” has the meaning set forth in the Separation and Distribution Agreement; provided, that, notwithstanding Section 2.16(e) of the Separation and Distribution Agreement, for purposes of this Agreement, the “SpinCo Liabilities” shall include the French SpinCo Liabilities and the Dutch SpinCo Liabilities (as each is defined in the Separation and Distribution Agreement).

173.         “SpinCo Material Adverse Effect” means any change, event, development, condition, occurrence or effect that has, or would reasonably be expected to have, individually or in the aggregate with any other changes, events, developments, conditions, occurrences or effects, a material adverse effect on the business, financial condition or results of operations of the SpinCo Business, taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be, individually or in the aggregate, a SpinCo Material Adverse Effect: (i) any changes resulting from general market, economic, financial, capital markets or regulatory conditions, (ii) any general changes in the credit, debt, financial or capital markets or changes in interest or exchange rates, (iii) any changes in applicable Law, IFRS or GAAP (or, in each case, authoritative interpretations thereof), (iv) any changes resulting from any hurricane, flood, tornado, earthquake, or other natural disaster or weather-related events, or other force majeure events, or any worsening thereof, (v) any changes resulting from local, national or international political conditions, including the outbreak or escalation of any military conflict, declared or undeclared war, armed hostilities, acts of foreign or domestic terrorism or civil unrest, (vi) any changes generally affecting the industries in which the SpinCo Entities conduct their businesses, (vii) any changes resulting from the execution of this Agreement, the Separation and Distribution Agreement or any other Transaction Document or the announcement or the pendency of the Mergers or the Separation, including, to the extent resulting therefrom, actions of Governmental Authorities, or any actions of or loss of customers, suppliers, distributors, employees or other material business relationships or partnerships (including any cancellation or delay in customer orders or any termination of or adverse changes to any Contract effected or proposed by any customer, supplier, distributor or other counterparty) (provided that this clause (vii) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution of this Agreement, the Separation and Distribution Agreement or any other Transaction Document or the announcement or the pendency of the Merger or the Separation), (viii) any changes resulting from any action required to be taken by the terms of this Agreement (other than pursuant to Section 7.2), (ix) the failure to meet internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition), (x) any changes resulting from any epidemics, pandemics or disease or (xi) changes in or the imposition of any tariffs, or any actions relating to trade disputes; provided that in the case of clauses (i), (ii), (iii), (iv), (v), (vi) or (xi), if such changes, events, developments, conditions, occurrences or effects disproportionately impact the SpinCo Entities or the SpinCo Business, taken as a whole, as compared to other participants in similar industries to the industries in which the SpinCo Business operates, only the incremental disproportionate impact thereof may be taken into account in determining whether a SpinCo Material Adverse Effect has occurred or would reasonably be expected to occur.

174.         “SpinCo Merger Tax Representations” means the customary representations of an officer of SpinCo, dated as of the Closing Date, in form and substance reasonably satisfactory to WLRK, delivered to WLRK in connection with the Merger Tax Opinion.

175.         “SpinCo Note Amount” has the meaning set forth in the Separation and Distribution Agreement.

176.         “SpinCo Owned Real Property” has the meaning set forth in the Separation and Distribution Agreement.

177.       “SpinCo Privacy Requirements” means (i) all applicable Privacy Laws, and (ii) the Company’s, its Subsidiaries’ and the SpinCo Entities’ contractual obligations relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical and administrative), disposal, destruction, disclosure, or transfer (including cross-border) of Personal Information.

178.         “SpinCo Real Property Leases” has the meaning set forth in the Separation and Distribution Agreement.

179.        “SpinCo Registration Statement” means the registration statement on Form 10 or any other applicable registration statement to be filed or confidentially submitted by SpinCo with the SEC to effect the registration of the shares of SpinCo Common Stock under the Exchange Act or the Securities Act, as applicable, in connection with the Distribution, as such registration statement may be amended or supplemented from time to time prior to the Distribution Time.

180.         “SpinCo Subsidiaries” means all direct and indirect Subsidiaries of SpinCo, after giving effect to the Reorganization and each Person proposed to be transferred, assigned, sold or conveyed (directly or indirectly) to Parent or any of its Subsidiaries pursuant to the Separate Transfer Instruments.

181.         “Stockholders Agreement” has the meaning set forth in the Stockholders Agreement Term Sheet set forth on Exhibit B.

182.         “Subsidiary” means, with respect to any Person, a corporation or other entity of which more than fifty percent (50%) of the voting power of the equity securities or Interests that by their terms have ordinary voting power to elect a majority of the board of directors or other similar body is owned or controlled, directly or indirectly, by such Person, or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member or holds a similar role.

183.         “Support Obligations” means the guarantees, letters of credit, comfort letters, bonds, sureties and other credit support or assurances made or issued by or on behalf of the Company or any of its Affiliates (other than the SpinCo Entities) in support of any obligation of the SpinCo Business.

184.         “Tax Matters Agreement” has the meaning set forth in the Separation and Distribution Agreement.

185.         “Tax Returns” has the meaning set forth in the Tax Matters Agreement.

186.         “Taxes” has the meaning set forth in the Tax Matters Agreement.

187.         “Toll Manufacturing Agreement” has the meaning set forth in the Separation and Distribution Agreement.

188.         “Trade Controls” means all U.S. and non-U.S. Laws relating to (a) the export, reexport, transfer, or retransfer of goods, software, technology, or services, including the Export Administration Regulations administered by the U.S. Department of Commerce, Bureau of Industry and Security and the International Traffic in Arms Regulations administered by the U.S. Department of State, Directorate of Defense Trade Controls, (b) the importation of goods, including the Laws administered or enforced by U.S. Customs and Border Protection, and (c) analogous or related Laws administered or enforced by any other relevant Governmental Authority with respect to the matters described in each case of clauses (a) and (b).

189.         “Trade Secret” means information, without regard to form, including, but not limited to, technical or non-technical data, a formula, pattern, compilation, program, device, technique, drawing or process that derives independent economic value, actual or potential, from not being generally known to or readily ascertainable through appropriate means by other persons who might obtain economic value from its disclosure or use.

190.         “Transaction Documents” means the Separation and Distribution Agreement, the Employee Matters Agreement, the Asset Purchase Agreement, the Commercial Agreements, the Data Sharing Agreement, the IOM Agreements, the Tax Matters Agreement, the Transitional Services Agreement, the Stockholders Agreement, the Intellectual Property SpinCo Agreements (including the agreement contemplated by the Co-existence Term Sheets) and the Toll Manufacturing Agreement, in each case, including all annexes, Exhibits, Schedules, attachments and appendices thereto, related term sheets and all other agreements, instruments, certificates or other documents entered into or delivered in connection with the transaction contemplated hereby or thereby.

191.         “Transaction Process” means all matters relating to the separation, disposition or sale of all or a portion of the SpinCo Business and the review of strategic alternatives with respect to all or a portion of the SpinCo Business (including the potential spin-off of all or a portion the SpinCo Business), including matters relating to (a) the solicitation of proposals from and negotiations with third parties in connection with the disposition or sale of all or a portion of the SpinCo Business or SpinCo Business Assets or (b) the drafting, negotiation or interpretation of any of the provisions of this Agreement or the other Transaction Documents, or the determination of the allocation of any assets or Liabilities pursuant to the foregoing agreements or the transactions contemplated thereby.

192.         “Transactions” shall mean the Mergers, the Separation, the Distribution and the other transactions contemplated by this Agreement, the Separation and Distribution Agreement and the other Transaction Documents.

193.         “Transfer Date” has the meaning set forth in the Employee Matters Agreement.

194.         “Transfer Taxes” has the meaning set forth in the Tax Matters Agreement.

195.         “Transferred SpinCo Employee” has the meaning given to it in the Employee Matters Agreement.

196.         “Transitional Services Agreement” has the meaning set forth in the Separation and Distribution Agreement.

197.         “Treasury Regulations” means the regulations promulgated by the U.S. Treasury Department under the Code.

198.         “VAT” has the meaning set forth in the Tax Matters Agreement.

199.         “Voting Stock Exchange Ratio” means the quotient of (a) (i) the New Issuance Amount, multiplied by (ii) the quotient of (x) the sum of (A) the issued and outstanding shares of Parent Voting Common Stock as of the second trading day prior to the Closing Date and (B) the number of shares of Parent Voting Common Stock underlying Parent Options, Parent RSU Awards, Parent PSU Awards and any other awards or other equity of Parent outstanding as of the second trading day prior to the Closing Date (assuming, in the case of the Parent PSU Awards, achievement of target performance or, if any higher level of performance is determined or deemed to be satisfied prior to or in connection with the Closing, assuming achievement of such higher level of performance) calculated using the treasury stock method based on the volume-weighted average trading price (computed using the applicable Bloomberg function) of Parent Voting Common Stock underlying such equity awards divided by (y) the sum of (A) the total number of shares of Parent Common Stock issued and outstanding as of the second trading day prior to the Closing Date and (B) the number of shares of Parent Common Stock underlying Parent Options, Parent RSU Awards, Parent PSU Awards and any other awards in respect of Parent Common Stock or other equity of Parent outstanding as of the second trading day prior to the Closing Date (assuming, in the case of the Parent PSU Awards, achievement of target performance or, if any higher level of performance is determined or deemed to be satisfied prior to or in connection with the Closing, assuming achievement of such higher level of performance) calculated using the treasury stock method based on the volume-weighted average trading price (computed using the applicable Bloomberg function) of the applicable type of Parent Common Stock underlying such equity awards, over the five (5) consecutive trading days ending on (and including) the second trading day prior to the Closing Date; divided by (b) the number of shares of SpinCo Common Stock issued and outstanding immediately prior to the First Merger Effective Time, subject to adjustment as set forth herein.

200.         “Willful Breach” means, with respect to any obligation, covenant or agreement of a Party in this Agreement, any action or omission taken or omitted to be taken by such Party in material breach of such obligation, covenant or agreement that such Party intentionally takes (or intentionally fails to take or perform) with actual knowledge that such action or omission would, or would reasonably be expected to, cause or result in a breach of this Agreement.

201.         “WLRK” means Wachtell, Lipton, Rosen & Katz.

Section 1.2            Cross References. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
355(e) Threshold	Section 3.1(c)(i)
Additional Parent SEC Documents	Section 6.8(a)
Agent Agreement	Section 3.3(b)
Alternative Financing	Section 7.6(b)
Alternative Notice	Section 7.9(c)
Anticorruption Laws	Section 5.17(c)
Applicable Stock	Section 3.1(c)(i)
Articles of Amendment	Section 2.6
Certificates of Merger	Section 2.3
Chosen Courts	Section 10.2
Closing	Section 2.2
Closing Date	Section 2.2
COBRA	Section 5.18(g)
Company	Preamble
Company Audit Committee	Section 4.7
Company Board	Recitals
Company Designated Directors	Section 2.5(a)
Company Personnel IP Contracts	Section 5.19(d)
Competing Proposal	Section 7.9(g)(i)
Corporate Integration Committee	Section 2.5(a)
Debt Commitment Letter	Section 7.6(a)
Distribution	Recitals
Distribution Documents	Section 5.23
Distribution Shares	Recitals
DutchCo	Preamble
DutchCo Board	Recitals
DutchCo Distribution	Recitals

Exchange Agent	Section 3.3(b)
Exchange Fund	Section 3.3(b)
Expense Reimbursement	Section 9.3(c)
FDA	Section 5.27(a)
Financing	Section 7.6(a)
Financing Agreements	Section 7.6(f)
First Merger	Section 2.1(a)
First Merger Certificate of Merger	Section 2.3
First Merger Effective Time	Section 2.3
First Merger Surviving Corporation	Section 2.1(a)
Food Authority	Section 5.27(a)
FTC	Section 5.27(a)
Indemnified Parties	Section 7.8(a)
Interim Period	Section 7.1
IRS Submission	Section 7.3(e)
Maximum Impacted Historical Revenue	Section 7.5(c)
Merger Consideration	Section 3.1(a)(i)
Merger Sub	Preamble
Merger Sub I	Preamble
Merger Sub II	Preamble
Merger Subs	Preamble
Mergers	Section 2.1(b)
Negotiation Period	Section 7.9(c)
Note Distribution	Recitals
Outside Date	Section 9.1(b)
Parent	Preamble
Parent Adverse Recommendation Change	Section 7.9(a)
Parent Audit Committee	Section 6.8(b)
Parent Board	Recitals
Parent Board Recommendation	Recitals
Parent CBA	Section 6.15(a)
Parent Charter Amendment	Section 2.6
Parent Material Contracts	Section 6.14(a)
Parent Preferred Stock	Section 6.3(a)
Parent Proprietary Software	Section 6.18(e)
Parent Share Issuance	Recitals
Parent Stockholders Meeting	Section 7.4(d)(i)
Parent Voting Debt	Section 6.3(b)
Parties	Preamble
Party	Preamble
PBGC	Section 5.18(e)
Permanent Financing	Section 7.6(e)
Products	Section 5.27(a)
Prohibited Modification	Section 7.6(e)
Redactable Information	Section 7.3(e)
Remedial Actions	Section 7.5(c)

Remedies Exception	Section 4.2
Required Amounts	Section 6.28
Retained Shares	Recitals
SDAT	Section 4.3
Second Merger	Section 2.1(b)
Second Merger Certificate of Merger	Section 2.3
Second Merger Effective Time	Section 2.3
Section 409A	Section 5.18(c)
Separation	Recitals
SpinCo	Preamble
SpinCo Board	Recitals
SpinCo Budget	Section 7.2
SpinCo CBA	Section 5.16(a)
SpinCo Material Contracts	Section 5.15(a)
SpinCo Proposal	Section 7.10
SpinCo Proprietary Software	Section 5.19(e)
SpinCo Registered IP Schedule	Section 5.19(a)
SpinCo Share Issuance	Section 7.16
SpinCo Shareholder Approval	Section 5.24
SpinCo Voting Debt	Section 5.3(b)
Superior Proposal	Section 7.9(g)(ii)
Surviving Entity	Section 2.1(b)
Tax-Free Status	Section 7.3(a)
Top Ten Revenue Jurisdictions	Section 5.15(a)(i)
Transaction Litigation	Section 7.13
USDA	Section 5.27(a)
WARN	Section 5.16(c)

Section 1.3            Interpretation.

(a)           Unless the context of this Agreement otherwise requires:

(i)            (a) words of any gender include each other gender and neuter form; (b) words using the singular or plural number also include the plural or singular number, respectively; (c) derivative forms of defined terms will have correlative meanings; (d) the terms “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words refer to this entire Agreement; (e) the terms “Article,” “Section,” “Annex,” “Exhibit,” “Schedule,” and “Disclosure Schedule” refer to the specified Article, Section, Annex, Exhibit, Schedule or Disclosure Schedule of this Agreement and references to “paragraphs” or “clauses” shall be to separate paragraphs or clauses of the Section or subsection in which the reference occurs; (f) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; (g) the word “or” shall be disjunctive but not exclusive; and (h) the word “from” (when used in reference to a period of time) means “from and including” and the word “through” (when used in reference to a period of time or an enumeration of provisions of this Agreement) means “through and including”;

(ii)           any Law defined or referred to in this Agreement or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws and the related regulations thereunder and published interpretations thereof, and references to any Contract or instrument are to that Contract or instrument as from time to time amended, modified or supplemented; provided that, for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any Law shall be deemed to refer to such Law, as amended, and the related regulations thereunder and published interpretations thereof, in each case, as of such date or dates;

(iii)          references to any federal, state, local, or foreign statute or Law shall include all regulations promulgated thereunder, and for the purposes of Section 8.1(e) of this Agreement, references to any Law shall not include any notice of an ongoing investigation by a Governmental Authority; and

(iv)          references to any Person include references to such Person’s successors and permitted assigns, and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.

(b)          The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent. The Parties acknowledge that each Party and its attorney has reviewed and participated in the drafting of this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

(c)          Nothing herein (including the SpinCo Disclosure Schedule and the Parent Disclosure Schedule) shall be deemed an admission by any Party or any of its Affiliates, in any Action, that such Party or any such Affiliate, or any third party, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract or any Law.

(d)          Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(e)          When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day.

(f)           The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(g)          The term “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(h)          All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP as it relates to Parent, and IFRS, as it relates to the Company and SpinCo, unless the context otherwise requires.

(i)            All monetary figures shall be in United States dollars unless otherwise specified.

(j)            No reference in this Agreement to dollar amount thresholds shall be deemed to be evidence of a SpinCo Material Adverse Effect, Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, or materiality.

(k)          Unless otherwise appropriate based on the context or specified herein, each of the representations and warranties of the Company related to SpinCo, the SpinCo Business or the SpinCo Business Assets set forth herein shall be deemed to be made as if the transactions contemplated by the Separation and Distribution Agreement (including the Reorganization) and the Asset Purchase Agreement have been consummated in accordance with the terms thereof as of the date such representations and warranties are made hereunder. The Parties acknowledge and agree that it is intended that (i) the SpinCo Assets be assigned, transferred and conveyed to, and the SpinCo Liabilities be assumed by, SpinCo in accordance with the terms and conditions of the Separation and Distribution Agreement and (ii) the Transferred Assets (as defined in the Asset Purchase Agreement) be assigned, transferred and conveyed to, and the Transferred Liabilities (as defined in the Asset Purchase Agreement) be assumed by, Parent or one or more designated Subsidiaries of Parent, in accordance with the terms and conditions of the Asset Purchase Agreement, with the result that following the completion of the Transactions, all of the SpinCo Business Assets will be assets of, and all of the specified categories of liabilities will be liabilities of, Parent or Subsidiaries of Parent (including the SpinCo Entities).

(l)            The phrases “furnished,” “provided,” “delivered” or “made available” when used with respect to information or documents means that such information or documents (i) have been posted to the Parent Datasite or the SpinCo Datasite or (ii) are otherwise Parent SEC Documents or Company Public Documents and made publicly available on the SEC’s EDGAR website by Parent or the Company, as applicable, in each case, not later than twenty-four hours prior to the execution of this Agreement.

Article II

THE MERGERS

Section 2.1             The Mergers.

(a)          At the First Merger Effective Time and upon the terms and subject to the conditions of this Agreement, Merger Sub I shall be merged with and into SpinCo (the “First Merger”) in accordance with the applicable provisions of the DGCL, the separate existence of Merger Sub I shall cease and SpinCo shall continue as the surviving corporation of the First Merger (sometimes referred to herein as the “First Merger Surviving Corporation”) and shall succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Merger Sub I in accordance with the DGCL. As a result of the First Merger, the First Merger Surviving Corporation shall be a direct, wholly owned Subsidiary of Parent. References herein to “SpinCo” with respect to the period from and after the First Merger Effective Time and prior to the Second Merger Effective Time shall be deemed to be references to the First Merger Surviving Corporation. At the First Merger Effective Time, the effects of the First Merger shall be as provided in this Agreement, the First Merger Certificate of Merger and the applicable provisions of the DGCL.

(b)          At the Second Merger Effective Time and upon the terms and subject to the conditions of this Agreement, the First Merger Surviving Corporation shall be merged with and into Merger Sub II (the “Second Merger”, and together with the First Merger, the “Mergers”) in accordance with the applicable provisions of the DLLCA and the DGCL, the separate existence of the First Merger Surviving Corporation shall cease and Merger Sub II shall continue as the surviving entity of the Second Merger (sometimes referred to herein as the “Surviving Entity”) and shall succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of the First Merger Surviving Corporation in accordance with the DLLCA and the DGCL. As a result of the Second Merger, the Surviving Entity shall be a direct, wholly owned Subsidiary of Parent. References herein and in any of the other Transaction Documents to “SpinCo” with respect to the period from and after the Second Merger Effective Time shall be deemed to be references to the Surviving Entity. At the Second Merger Effective Time, the effects of the Second Merger shall be as provided in this Agreement, the Second Merger Certificate of Merger and the applicable provisions of the DLLCA and DGCL.

Section 2.2           Closing. Unless the transactions herein contemplated shall have been abandoned and this Agreement terminated pursuant to Section 9.1, the closing of the Mergers and the other transactions contemplated hereby (the “Closing”) shall take place at 10:00 a.m., New York City time, on the fifth (5th) Business Day after the first date on which the conditions set forth in Article VIII (other than those, including the Separation and the condition in Section 8.1(b), that are to be satisfied at or immediately prior to the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing) have been satisfied or, to the extent permitted by applicable Law, waived, by electronic exchange of documents and signatures, unless another date, time or place is agreed to in writing by the Company and Parent. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

Section 2.3           Effective Time. On the Closing Date, (i) SpinCo and Merger Sub I shall file a certificate of merger relating to the First Merger (the “First Merger Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The First Merger shall become effective at the time the First Merger Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware, or such later time as Parent and the Company shall agree and specify in the First Merger Certificate of Merger (such time as the First Merger becomes effective being the “First Merger Effective Time”) (provided that, for accounting purposes, the First Merger shall be deemed effective as of 12:00:01 a.m., New York City time, on the Closing Date). Immediately after the First Merger Effective Time, the First Merger Surviving Corporation and the Merger Sub II shall file a certificate of merger relating to the Second Merger (the “Second Merger Certificate of Merger”, and together with the First Merger Certificate of Merger, the “Certificates of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DLLCA and the DGCL and shall make all other filings or recordings required under the DLLCA and the DGCL. The Second Merger shall become effective at the time the Second Merger Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware, or such later time as Parent and the Company shall agree and specify in the Second Merger Certificate of Merger (such time as the Second Merger becomes effective being the “Second Merger Effective Time”).

Section 2.4            Organizational Documents; Managers and Officers.

(a)          At the First Merger Effective Time, without limiting Section 7.8(a), the certificate of incorporation and bylaws of SpinCo shall remain unchanged and shall continue to be the certificate of incorporation and bylaws of the First Merger Surviving Corporation until thereafter amended as provided therein or by applicable Law.

(b)          From and after the First Merger Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, (i) the directors of Merger Sub I as of immediately prior to the First Merger Effective Time shall be the directors of the First Merger Surviving Corporation and (ii) the officers of Merger Sub I as of immediately prior to the First Merger Effective Time shall be the officers of the First Merger Surviving Corporation.

(c)          At the Second Merger Effective Time, without limiting Section 7.8(a), the certificate of formation of Merger Sub II in effect immediately prior to the Second Merger Effective Time shall be the certificate of formation of the Surviving Entity until amended in accordance with applicable Law, except the name of the Surviving Entity shall be as provided in Section 2.4(d).

(d)          At the Second Merger Effective Time, without limiting Section 7.8(a), the limited liability company agreement of Merger Sub II in effect immediately prior to the Second Merger Effective Time shall be the limited liability company agreement of the Surviving Entity until amended in accordance with applicable Law, except that the name of the Surviving Entity shall be as determined by Parent prior to the Closing.

(e)          From and after the Second Merger Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, (i) the managers of Merger Sub II as of immediately prior to the Second Merger Effective Time shall be the managers of the Surviving Entity and (ii) the officers of Merger Sub II as of immediately prior to the Second Merger Effective Time shall be the officers of the Surviving Entity.

Section 2.5            Governance Matters.

(a)          Parent shall cause the Parent Board to take all action necessary such that, effective as of the First Merger Effective Time, the Parent Board shall consist of twelve (12) individuals, including four (4) individuals selected by the Company (the “Company Designated Directors”) who meet the requirements under the rules and regulations of NYSE to be considered independent directors on the Parent Board and who are reasonably acceptable to the Nominating and Corporate Governance Committee of the Parent Board, taking into account their skills and background and the composition of the Parent Board; provided that until the second anniversary of the Closing, one of the Company Designated Directors may be a director, officer or employee of the Company or its Subsidiaries; provided further that if, at any time prior to the second annual meeting of the Parent stockholders that occurs after the First Merger Effective Time, any of the Company Designated Directors is unable or unwilling to serve or is otherwise no longer serving as a member of the Parent Board, then the Company shall select a replacement individual who meets the requirements under the rules and regulations of NYSE to be considered independent directors on the Parent Board and who shall be reasonably acceptable to the Nominating and Corporate Governance Committee of Parent, taking into account their skills and background and the composition of the Parent Board to fill the vacancy created thereby.

(b)          In addition, Parent shall cause each such Company Designated Director or replacement Company Designated Director, as applicable, to be included in the slate of nominees recommended by the Parent Board to Parent’s stockholders for election as directors at the first annual meeting of Parent’s stockholders following the First Merger Effective Time, and shall use the same level of efforts to cause the election of each such Company Designated Director or replacement Company Designated Director, as applicable, including soliciting proxies in favor of the election of such Persons at such annual meeting, as Parent uses in respect of all other nominees who are nominated by the Parent Board for election at such annual meeting.

(c)          The Company shall provide Parent with the names of the Company Designated Directors at least one hundred and twenty (120) days prior to the Closing Date, or such other date that is mutually agreed in writing between the Parties. The committee assignments of the Parent Board from and after the First Merger Effective Time of each Company Designated Director shall be determined by the Nominating and Corporate Governance Committee of the Parent Board, subject to Section 2.5(e).

(d)          On the Closing Date, each of Parent, DutchCo and the Company shall execute and deliver the Stockholders Agreement in accordance with the Stockholders Agreement Term Sheet set forth on Exhibit B.

(e)          The Parent Board shall take all necessary action to form a committee of the Parent Board as of the First Merger Effective Time (the “Corporate Integration Committee”), with a total of four members, consisting of two Company Designated Directors and two Parent Board Designees, which shall initially be the Chairman of the Parent Board and the lead independent director of the Parent Board. The chair of the Corporate Integration Committee shall initially be the Chairman of the Parent Board, and in the event the Chairman of the Parent Board is no longer a member of the Corporate Integration Committee, such Parent Board Designee as Parent selects. The Corporate Integration Committee shall be delegated the authority of the Parent Board to assess the Parent governing documents, the structure of the Parent Voting Common Stock and Parent Non-Voting Common Stock, including consideration of whether it would be in the best interests of Parent to seek to alter the capital structure to provide for one class of voting common stock, and the other elements of Parent’s corporate governance profile (including the ten percent (10%) voting cap set forth in the current Parent Charter). The Corporate Integration Committee shall evaluate potential methods of implementing any recommended changes, and shall make a recommendation to the Parent Board and the Nominating and Corporate Governance Committee of the Parent Board, as applicable, whether to pursue any such action within twelve (12) months following the Closing. Any such recommendation shall be subject to evaluation and approval by the full Parent Board. The Parent Board shall not make any changes to the composition or authority of the Corporate Integration Committee prior to twelve (12) months following the Closing without the prior written consent of the Company.

(f)           Parent agrees that, notwithstanding Parent’s rights set forth in the Parent Charter, Parent shall forbear from exercising any rights to redeem shares of Parent Common Stock from DutchCo or any of its Affiliates as a result of any such Person becoming a Substantial Stockholder (as defined in the Parent Charter) for any reason other than due to any acquisition by DutchCo or any of its Affiliates of additional shares of Parent Common Stock following the Closing (other than through stock dividends).

Section 2.6           Organizational Documents of Parent. Subject to the Parent Stockholder Approval, Parent shall cause the Parent Charter as in effect immediately prior to the First Merger Effective Time to be amended (the “Parent Charter Amendment”) as set forth on the Articles of Amendment, substantially in the form attached hereto as Exhibit A (the “Articles of Amendment”). At the Closing, Parent will deliver to the Company evidence of the acceptance for record by the SDAT of the Articles of Amendment.

Article III

CONVERSION OF SHARES

Section 3.1           First Merger Effect on Capital Stock. At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of any party to this Agreement or any shareholder of the Company or of any holder of the capital stock of SpinCo or Merger Sub I or Parent:

(a)           SpinCo Capital Stock and Merger Sub I Capital Stock.

(i)            Each share of SpinCo Common Stock issued and outstanding as of immediately prior to the First Merger Effective Time (other than shares canceled in accordance with Section 3.1(a)(ii)) shall be automatically converted into the right to receive (A) a number of fully paid and non-assessable shares of Parent Voting Common Stock equal to the Voting Stock Exchange Ratio and (B) a number of fully paid and non-assessable shares of Parent Non-Voting Common Stock equal to the Non-Voting Stock Exchange Ratio, in each case, subject to adjustment in accordance with Section 3.1(a)(iv) and, if applicable, Section 3.1(c), with cash paid in lieu of fractional shares of Parent Common Stock in accordance with Section 3.3(e) (collectively, the “Merger Consideration”).

(ii)         Each share of SpinCo Common Stock held by SpinCo as treasury stock or by Parent, Merger Sub I or Merger Sub II, in each case, as of immediately prior to the First Merger Effective Time shall automatically be canceled and shall cease to exist and no stock or other consideration shall be issued or delivered in exchange therefor or in respect thereof.

(iii)         Each share of SpinCo Common Stock issued and outstanding as of immediately prior to the First Merger Effective Time, when converted in accordance with this Section 3.1, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of such shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration as provided in Section 3.1(a)(i) and any dividends or distributions and other amounts payable in accordance with Section 3.3(d).

(iv)            If the outstanding shares of Parent Common Stock or SpinCo Common Stock are changed into a different number or class of shares by reason of any stock split, split-up, reverse stock split, stock dividend or distribution of Parent Common Stock or SpinCo Common Stock, or securities convertible into any such securities, reorganization, recapitalization, reclassification or other like change with a record date occurring on or after the date of this Agreement and prior to the First Merger Effective Time or the Distribution Time (as applicable), other than any changes in connection with the Reorganization and the Distribution, the Voting Stock Exchange Ratio, the Non-Voting Stock Exchange Ratio and any other similarly dependent items (as applicable) shall be adjusted to the extent appropriate to provide the same economic effect as contemplated by this Agreement prior to such change; provided that, nothing in this Section 3.1(a)(iv) shall be construed to permit the Company, DutchCo, SpinCo or Parent to take or to permit any of their respective Subsidiaries to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(v)          Each share of common stock, par value $0.01 per share, of Merger Sub I issued and outstanding immediately prior to the First Merger Effective Time shall be automatically converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the First Merger Surviving Corporation.

(b)          Parent Common Stock. Each share of Parent Common Stock that is issued and outstanding immediately prior to and at the First Merger Effective Time shall remain outstanding immediately following the First Merger Effective Time.

(c)           Exchange Ratio Adjustment.

(i)            If the Parent Common Stock to be received in the First Merger in exchange for Qualified SpinCo Common Stock (the “Applicable Stock”) would fail to represent at least 50.1%, by vote and value, of all shares of the stock of Parent outstanding immediately following the consummation of the First Merger (determined (i) after giving effect to the issuance of all shares of Parent Common Stock to be issued pursuant to Section 3.1(a) and (ii) without regard to any adjustment pursuant to this Section 3.1(c)(i)) (the “355(e) Threshold”), then the Non-Voting Stock Exchange Ratio and/or the Voting Stock Exchange Ratio shall be adjusted such that the holders of SpinCo Common Stock receive (A) in exchange for Qualified SpinCo Common Stock an amount of Parent Common Stock that represents the 355(e) Threshold and (B) as nearly as possible, while still satisfying the requirement described in the immediately foregoing clause (A), the same aggregate number of shares of Parent Common Stock as they would receive without giving effect to this Section 3.1(c)(i). For purposes of determining the outstanding stock of Parent for purposes of the prior sentence, such stock shall include any (A) Parent Common Stock, (B) any other instruments that are treated as stock for U.S. federal income Tax purposes and (C) stock that may be issued after the consummation of the First Merger, pursuant to the exercise or settlement of an option or other contract acquired or entered into before the First Merger that may be regarded as having been acquired or entered into before the First Merger as part of a “plan” or “series of related transactions” of which the Distribution is a part within the meaning of Section 355(e) of the Code (for the avoidance of doubt, taking into account the safe harbors under Treasury Regulations Section 1.355-7(d)). For purposes of the foregoing clauses (A), (B) and (C), stock of Parent that may be issued following the First Merger in transactions that satisfy the requirements of Treasury Regulations Section 1.355-7(d)(8) (Safe Harbor VIII) shall not be treated as outstanding stock of Parent.

(ii)         If any increase in the Non-Voting Stock Exchange Ratio or the Voting Stock Exchange Ratio pursuant to Section 3.1(c)(i) is required solely by reason of any actions taken by the Company or any of its Affiliates (other than any such actions required or expressly contemplated by the Transaction Documents (including the Separation Step Plan)), then, at Parent’s option (with the Company’s consent, not to be unreasonably withheld, conditioned or delayed), (x) the SpinCo Note Amount shall be decreased by an amount equal to the product of the volume-weighted average trading price (computed using the applicable Bloomberg function) of the applicable type of Parent Common Stock over the five (5) consecutive trading days ending on (and including) the second trading day prior to the issuance date multiplied by the number of additional shares of Parent Common Stock required to be issued pursuant to the adjustment set forth in Section 3.1(c)(i), (y) a portion of the SpinCo Asset Sale Payment may be settled in Parent Common Stock (in the same proportion of Parent Voting Common Stock and Parent Non-Voting Common Stock as the Merger Consideration) rather than cash (such Parent Common stock to be valued in the same manner as described in the preceding clause (x)) and the number of shares of SpinCo Common Stock distributed to the Company shareholders shall be increased by such number of shares of SpinCo Common Stock as would be converted, pursuant to this Section 3.1, into a number of shares of Parent Common Stock equal to the portion of the SpinCo Asset Sale Payment settled in Parent Common Stock rather than cash, or (z) the number of Retained Shares, if any, shall be decreased by such number of shares of SpinCo Common Stock as would be converted pursuant to this Section 3.1 into a number of shares of Parent Common Stock equal to the number of additional shares of Parent Common Stock required to be issued pursuant to the adjustment set forth in Section 3.1(c)(i); provided, that the option described in clause (y) of the preceding sentence may in no event be elected unless the Company has received an IRS Ruling that remains in effect confirming that ownership by the Company of Parent Common Stock will not adversely impact the tax-free nature of any Internal Distribution or the Distribution. Notwithstanding anything to the contrary herein, any repurchases of shares in the Company by the Company or any of its Affiliates after the date hereof shall, for purposes of this Section 3.1(c)(ii), be considered and be deemed to be actions taken by the Company or any of its Affiliates that are not required or expressly contemplated by the Transaction Documents (including the Separation Step Plan).

(iii)           The adjustments set forth in this Section 3.1(c) are intended to achieve compliance with Section 355(e) and shall be interpreted accordingly, and the determination as to whether the amount of Parent Common Stock to be received in the First Merger by former holders of SpinCo Common Stock in exchange for Qualified SpinCo Common Stock meets the 355(e) Threshold shall be made jointly by Parent and the Company acting reasonably and in good faith and in consultation with their outside legal counsel and Tax advisors. In furtherance thereof, (A) during the Interim Period, Parent and the Company shall promptly notify the other upon it becoming aware of any action or occurrence that would reasonably be expected to result in the need for an adjustment to the Non-Voting Stock Exchange Ratio or the Voting Stock Exchange Ratio pursuant to this Section 3.1(c) and (B) no later than ten (10) Business Days prior to the expected Closing Date, Parent and the Company shall (1) provide the other with any information that is reasonably necessary or reasonably requested by the other Party with respect to the calculation of the Applicable Stock and (2) promptly thereafter, if such Party determines that the 355(e) Threshold would not be met, notify the other Party thereof (together with its calculation of the Applicable Stock and proposed adjustment required to the Non-Voting Stock Exchange Ratio, the Voting Stock Exchange Ratio, the SpinCo Note Amount, the consideration payable in the SpinCo Asset Sale Payment, or the number of Retained Shares (in each case, if any), including reasonable supporting detail for any such calculations). Parent and the Company shall consider and discuss in good faith any adjustment to the Non-Voting Stock Exchange Ratio, the Voting Stock Exchange Ratio, the SpinCo Note Amount, the consideration payable in the SpinCo Asset Sale Payment, or the number of Retained Shares proposed by the other Party and seek to determine the final amounts thereof no later than two (2) Business Days prior to the Closing Date.

(iv)            The provisions of this Section 3.1(c) shall not apply if the Company has made the U.S. Asset Sale Election.

Section 3.2           Second Merger Effect on Capital Stock. At the Second Merger Effective Time, by virtue of the Second Merger and without any action on the part of any party to this Agreement or any shareholder of the Company or of any holder of the capital stock of the First Merger Surviving Corporation or Merger Sub II or Parent:

(i)            Each share of common stock, par value $0.01 per share, of the First Merger Surviving Corporation issued and outstanding as of immediately prior to the Second Merger Effective Time shall automatically be canceled and shall cease to exist and no stock or other consideration shall be issued or delivered in exchange therefor or in respect thereof.

(ii)           All of the membership interests in Merger Sub II issued and outstanding immediately prior to the Second Merger Effective Time shall be automatically converted into the membership interests of the Surviving Entity.

(iii)          Each share of Parent Common Stock that is issued and outstanding immediately prior to and at the Second Merger Effective Time shall remain outstanding immediately following the Second Merger Effective Time.

Section 3.3            Surrender and Payment.

(a)           Pursuant to Section 3.3 of the Separation and Distribution Agreement, the Exchange Agent shall hold, for the account of the relevant SpinCo stockholders, book-entry shares representing the Distribution Shares and the Retained Shares.

(b)          Prior to the First Merger Effective Time, Parent shall designate a nationally recognized commercial bank or trust company reasonably acceptable to the Company to act as agent (the “Exchange Agent”) for the benefit of the holders of shares of SpinCo Common Stock whose shares of SpinCo Common Stock are exchanged in accordance with this Section 3.3(b). At or substantially concurrently with the First Merger Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of SpinCo Common Stock, for exchange in accordance with this Section 3.3(b) promptly after the First Merger Effective Time, book-entry shares representing the Merger Consideration issuable to holders of shares of SpinCo Common Stock as of immediately prior to the First Merger Effective Time pursuant to Section 3.1(a)(i) (such book-entry shares of Parent Common Stock, together with any cash received by the Exchange Agent in respect of dividends or distributions with respect thereto pursuant to Section 3.3(d) and other amounts payable in accordance with Section 3.3(e), the “Exchange Fund”). The Exchange Agent shall, following the First Merger Effective Time, pursuant to irrevocable instructions from Parent, deliver the Merger Consideration out of the Exchange Fund. The cash portion, if any, of the Exchange Fund shall be invested by the Exchange Agent as directed by Parent; provided that (i) no such investment of or losses thereon shall relieve Parent from making or causing to be made the payments required by this Section 3.3 or elsewhere in this Agreement, or affect the amount payable in respect of the shares of SpinCo Common Stock outstanding as of immediately prior to the First Merger Effective Time, (ii) to the extent the Exchange Fund is insufficient at any time to make such payments, Parent shall promptly provide additional funds to the Exchange Agent in the amount of any such deficiency and (iii) no such investment shall have maturities that would reasonably be expected to prevent or delay the payments to be made pursuant to this Section 3.3. Any interest or other income from such investments shall be paid to and become the property of Parent. The Exchange Fund shall not be used for any purpose other than as specified in this Section 3.3(b). No later than ten (10) Business Days prior to the First Merger Effective Time, Parent shall enter into an agreement with the Exchange Agent, in form and substance reasonably satisfactory to the Company, to effect the applicable terms of this Agreement (the “Agent Agreement”).

(c)          As promptly as practicable after the First Merger Effective Time, Parent shall cause the Exchange Agent to deliver to each holder of shares of SpinCo Common Stock as of immediately prior to the First Merger Effective Time, from the Exchange Fund, the shares of Parent Common Stock into which such shares of SpinCo Common Stock have been converted pursuant to the First Merger, which shares shall, for the sake of clarity, be delivered to the same Persons who received shares of SpinCo Common Stock in the Distribution (in respect of such shares) and the holder of the Retained Shares, if any. Each holder of shares of SpinCo Common Stock as of immediately prior to the First Merger Effective Time shall be entitled to receive in respect of such shares of SpinCo Common Stock held by such Person a book-entry authorization representing the number of whole shares of Parent Voting Common Stock and Parent Non-Voting Common Stock that such holder has the right to receive pursuant to this Section 3.3(c) (and cash in lieu of fractional shares of Parent Common Stock, as contemplated by Section 3.3(e), and any dividends or distributions and other amounts pursuant to Section 3.3(d)). The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to Parent Common Stock held by it from time to time hereunder or under the Agent Agreement.

(d)          Distributions After the First Merger Effective Time. Subject to the following sentence, no dividends or other distributions declared after the First Merger Effective Time with respect to Parent Common Stock shall be paid with respect to any shares of Parent Common Stock that are not able to be delivered by the Exchange Agent promptly after the First Merger Effective Time, whether due to a legal impediment to such delivery or otherwise. Subject to the effect of abandoned property, escheat, Tax or other applicable Laws, following the delivery of any such previously undelivered shares of Parent Common Stock, there shall be paid to the record holder of such shares of Parent Common Stock, without interest, (i) at the time of delivery, the amount of cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 3.3(e), (ii) at the time of delivery, the amount of dividends or other distributions with a record date after the First Merger Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (iii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the First Merger Effective Time but prior to the distribution of such whole shares of Parent Common Stock and a payment date subsequent to the distribution of such whole shares of Parent Common Stock.

(e)          No Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock or book-entry credit of the same shall be issued on conversion of SpinCo Common Stock, and such fractional share interests will not entitle the owner thereof to vote, or to any other rights of a stockholder of Parent. All fractional shares of Parent Common Stock that a holder of shares of SpinCo Common Stock would otherwise be entitled to receive as a result of the First Merger shall be aggregated by the Exchange Agent. The Exchange Agent shall cause the whole shares obtained thereby to be sold on behalf of such holders that would otherwise have been entitled to receive a fractional share of Parent Common Stock pursuant to the First Merger in the open market (or otherwise as reasonably directed by Parent), in each case at then-prevailing market prices and in no case later than ten (10) Business Days after the First Merger Effective Time. The Exchange Agent shall make available the net proceeds thereof, subject to the deduction of the amount of any withholding Taxes as contemplated in Section 3.3(j) and brokerage charges, commissions and conveyance and similar Taxes, to the holders of SpinCo Common Stock that would otherwise have been entitled to receive a fractional share of Parent Common Stock pursuant to the First Merger on a pro rata basis based on such fractional interest, without interest, as soon as practicable thereafter. In the event that the Exchange Agent determines that the total amount of fractional shares resulting from the First Merger would exceed an amount that can be reasonably sold in a manner consistent with this Section 3.3(e), the Company and Parent will reasonably cooperate to consider alternatives.

(f)           No Further Ownership Rights in SpinCo Common Stock. All shares of Parent Common Stock issued in respect of shares of SpinCo Common Stock in accordance with the terms of this Section 3.3 (including any cash paid pursuant to Section 3.3(d) or Section 3.3(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of SpinCo Common Stock.

(g)          Termination of Exchange Fund. Any portion of the Exchange Fund made available to the Exchange Agent that remains undistributed to the former holders of SpinCo Common Stock on the one-year anniversary of the First Merger Effective Time shall be delivered to Parent, and any former holders of SpinCo Common Stock who have not received shares of Parent Common Stock in accordance with this Article III shall thereafter look only to Parent for the Merger Consideration to which they are entitled pursuant to Section 3.1(a)(i), any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 3.3(e) and any dividends or other distributions with respect to the Parent Common Stock to which they are entitled pursuant to Section 3.3(d) (subject to any applicable abandoned property, escheat or similar Law).

(h)          No Liability. Neither the Company, the Surviving Entity, Parent, Merger Sub I, Merger Sub II, the Exchange Agent nor any other Person shall be liable to any holder of SpinCo Common Stock or any holder of Company Ordinary Shares for shares of Parent Common Stock (or dividends or distributions with respect thereto or with respect to SpinCo Common Stock) or cash properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(i)            Closing of Transfer Books. From and after the First Merger Effective Time, the stock transfer books of SpinCo shall be closed and no transfer shall be made of any shares of capital stock of SpinCo that were outstanding as of immediately prior to the First Merger Effective Time.

(j)            Tax Withholding. Parent, the Company, SpinCo, Merger Sub I, Merger Sub II, the Exchange Agent and any other withholding agent shall each be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of SpinCo Common Stock such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or non-U.S. Tax Law. To the extent that amounts are so deducted or withheld and timely paid over to the appropriate Governmental Authority, such deducted or withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Section 3.4           Appraisal Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to the holders of (i) SpinCo Common Stock in connection with the First Merger or (ii) shares of common stock of the First Merger Surviving Corporation in connection with the Second Merger.

Section 3.5            Treatment of Company Awards.

(a)          Effective as of immediately prior to each Transferred SpinCo Employee’s applicable Transfer Date the Company shall deem any service-based vesting requirements applicable to the Retained Portion of each Company Award held by such Transferred SpinCo Employee to be met in accordance with the terms set out below and the rules of the applicable Company Stock Plan and shall, to the extent applicable, cause the Retained Portion of each such Company Award to remain outstanding and eligible to be earned to the extent that any applicable performance targets are satisfied. The Company shall settle the Retained Portion of each Company Award following vesting in accordance with the rules of the applicable Company Stock Plan and any applicable awards agreement, and shall notify Parent of such settlement as soon as practicable thereafter. In respect of each Company Award held by a Transferred SpinCo Employee with a final scheduled vesting date occurring prior to the first anniversary of the Closing Date, the Company may further pro-rate the Retained Portion of such Company Award (calculated by reference to the total number of days from the grant date through the Closing Date (or, if later, the applicable Transfer Date), expressed as a proportion of the total number of days in the applicable vesting period) where such Transferred SpinCo Employee ceases employment with Parent or any of its Subsidiaries prior to the vesting date of such Company Award in circumstances where such Transferred SpinCo Employee forfeits his or her Replacement Parent Award (or would have so forfeited had such Transferred SpinCo Employee been granted a Replacement Parent Award). Following the Closing Date, to the extent the Company makes a favorable adjustment to any equity or equity-based awards granted under a Company Stock Plan held by employees who remain employed within the Company Group, an equivalent adjustment shall be made to the Retained Portion of all outstanding Company Awards.

(b)          Where Parent or any of its Subsidiaries (including the SpinCo Entities and MergerSub Employer following the Closing) is responsible for withholding and/or paying to any Tax Authority (as defined in the Tax Matters Agreement) any Employee Tax and/or employer payroll or social security Taxes (“Employer Tax”) arising after the Closing Date in connection with the vesting and/or settlement of the Retained Portion of a Company Award pursuant to this Section 3.5, the Company shall make the appropriate withholding of Employee Taxes from the amount payable to a Transferred SpinCo Employee with respect to such Company Award and pay to Parent an amount that is equal to such Employee Tax and the applicable Employer Tax which Parent or the Subsidiary is required to account for and/or pay to the Tax Authority, such payment to be made at least five (5) Business Days before the date on which the amount must be paid to the Tax Authority without a liability to interest and penalties arising.

(c)           No later than thirty (30) Business Days following the Closing Date, the Company shall provide to Parent, as of the Closing Date, a true, correct, and complete list setting forth (i) the Retained Portion of each Company Award held by each SpinCo Employee, including, with respect to each such Retained Portion, the aggregate number of units, shares, or notional units that remain outstanding and the applicable vesting schedule and performance period, and (ii) the Replaced Portion of each Company Award held by each SpinCo Employee, including, with respect to each such Replaced Portion, the aggregate number of units, shares, or notional units comprising the Replaced Portion (such list, the “Company Award Schedule”). The Company shall provide an incrementally updated version of the Company Award Schedule to Parent following the Transfer Date of any Delayed Transfer Employee (as defined in the Employee Matters Agreement).

(d)          As soon as reasonably practicable after the provision of the Company Award Schedule to Parent, Parent will grant to each Transferred SpinCo Employee a Replacement Parent Award with a target grant date fair value equal to the Replacement Value of the Replaced Portion. Each Replacement Parent Award shall have substantially equivalent terms and conditions (including the existing time-based vesting schedule and treatment in connection with termination of employment, as set forth on Section 3.5(d) of the SpinCo Disclosure Schedules, except that such award shall not be subject to any performance-based vesting conditions) as the corresponding Company Award to which it relates, except as provided herein, and shall continue to vest based on continued service with SpinCo Entity Employer or MergerSub Employer (as each is defined in the Employee Matters Agreement), as applicable. To the extent the aggregate grant date fair value of all Replacement Parent Awards granted by Parent to Transferred SpinCo Employees exceeds EUR 100,000,000, such excess shall be treated as “SpinCo Indebtedness” for purposes of the Separation and Distribution Agreement and shall be reflected in the adjustments to the Merger Consideration in accordance with the terms of the Separation and Distribution Agreement.

(e)           Notwithstanding any other provision of this Agreement, Parent will pay to the Company or member of the Company Group, an amount equal to the amount of any corporation Tax deduction actually used by Parent or any of its Affiliates that is attributable to the vesting of a Company Award no later than three (3) months following the end of the accounting period in which the deduction is so used.

(f)            Each Party undertakes to cooperate and provide each other Party with sufficient information within its control, subject to applicable Law (including data protection laws) to enable such other Party to satisfy its obligations under this Section 3.5 within the appropriate time limits.

Article IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY RELATING TO THE COMPANY AND DUTCHCO

Except as otherwise disclosed or identified in (a) the Company Public Documents filed and publicly available on the SEC’s EDGAR database or the FCA’s National Storage Mechanism at least one (1) Business Day prior to the date hereof (excluding any disclosures of factors or risks contained or references therein under the captions “Risk Factors” or “Forward-Looking Statements” to the extent they are forward-looking statements and any other similar general, predictive or cautionary statements) or (b) the SpinCo Disclosure Schedule (to the extent that it is reasonably apparent on the face of such disclosure that it is relevant to or applies to such representation or warranty of the Company under this Article IV), the Company and DutchCo, jointly and severally, hereby represent and warrant to Parent and Merger Subs as follows:

Section 4.1            Organization of the Company and DutchCo.

(a)          The Company has been duly incorporated and is validly existing and in good standing (or equivalent status as applicable) as a public limited company under the laws of England and Wales. DutchCo has been duly incorporated and is validly existing and in good standing (or equivalent status, as applicable) as a B.V. (Besloten Vennootschap) under the laws of the Netherlands.

(b)          The Company, DutchCo and (to the extent relating to the SpinCo Business) each of the Subsidiaries of the Company has all requisite corporate power and authority to own, lease and/or operate its properties and assets in the manner in which such assets and properties are now owned, leased and/or operated and to conduct its business as it is now being conducted except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and DutchCo have made available to Parent and Merger Subs true and complete copies of the Organizational Documents of the Company and DutchCo as in effect on the date hereof, and (i) none of the Company, DutchCo or any of the Subsidiaries of the Company (to the extent relating to the SpinCo Business) has taken any action, nor is any action pending or contemplated (other than as may be pending or in furtherance of the Reorganization), to amend or restate such Organizational Documents, (ii) such Organizational Documents are in full force and effect and (iii) none of the Company, DutchCo or any of the Subsidiaries of the Company (to the extent relating to the SpinCo Business) is in violation of any such Organizational Document. The Company and DutchCo are duly licensed or qualified and in good standing (or equivalent status, as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status, as applicable), except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 4.2           Due Authorization. Each of the Company and DutchCo has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party and to consummate the transactions contemplated hereby and thereby, except for such further action of the Company Board and the DutchCo Board required, if applicable, to establish the Record Date and the Distribution Date, and declare the Distribution and the DutchCo Distribution, as applicable (the effectiveness of which will be subject to the satisfaction or, to the extent permitted by applicable Law, waiver, of the conditions set forth in the Separation and Distribution Agreement). The execution and delivery by each of the Company and DutchCo of this Agreement and the Transaction Documents to which it is or will be a party as of the First Merger Effective Time and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on its part, and no other corporate action on the part of the Company or DutchCo is necessary to authorize this Agreement or the Transaction Documents to which it is or will be a party as of the First Merger Effective Time or, subject to such further action of the Company Board and the DutchCo Board required, if applicable, to establish the Record Date and the Distribution Date, and declare the Distribution and the DutchCo Distribution, as applicable (the effectiveness of which will be subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement), consummate the transactions contemplated hereby and thereby. The approval of the Company’s shareholders is not required to effect the transactions contemplated by the Separation and Distribution Agreement, this Agreement or any of the other Transaction Documents. Each of this Agreement and the Transaction Documents to which each of the Company and DutchCo is or will be a party as of the First Merger Effective Time has been or will be duly and validly executed and delivered by it and (assuming that this Agreement or such other applicable Transaction Documents to which each of Parent, Merger Sub I and Merger Sub II is or will be a party as of the First Merger Effective Time constitutes a legal, valid and binding obligation of each of Parent, Merger Sub I and Merger Sub II (as applicable)), constitutes or will when executed and delivered constitute the legal, valid and binding obligation of the Company and DutchCo, as applicable, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Remedies Exception”).

Section 4.3           Governmental Consents. Assuming the accuracy of the representations and warranties of Parent and Merger Subs set forth in Article VI, no Consent of, with or to any Governmental Authority is required to be obtained or made by the Company or DutchCo in connection with the execution, delivery or performance by each of the Company and DutchCo of this Agreement or the Transaction Documents to which it is or will be a party or the consummation by the Company and DutchCo of the transactions contemplated hereby or thereby, except for or in compliance with (a) any Premerger Notification and Report Form required under and in compliance with the HSR Act or other filings in connection with the Requisite Regulatory Approvals; (b) the filing of the Certificates of Merger with the Secretary of State of the State of Delaware pursuant to the provisions of the DLLCA and the DGCL, as applicable, and the acceptance for record of the Articles of Amendment by the State Department of Assessments and Taxation of Maryland (the “SDAT”); (c) the rules and regulations of the NYSE, LSE, Euronext Amsterdam (or as required by the FCA or AFM); (d) applicable requirements of state securities or “blue sky” Laws, the Securities Act and the Exchange Act; (e) Consents described in Section 5.6 and Consents set forth on Section 4.3 of the SpinCo Disclosure Schedule or as otherwise contemplated by the Transaction Documents; and (f) Consents the failure of which to be made or obtained would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.4           No Conflict. Subject to the receipt of the Consents set forth in Section 4.3, the execution and delivery by each of the Company and DutchCo of this Agreement and the Transaction Documents to which it is or will be a party as of the First Merger Effective Time and the consummation by each of the Company and DutchCo of the transactions contemplated hereby and thereby (for the avoidance of doubt, including performance of the Transaction Documents following the Closing) do not and will not as of the First Merger Effective Time, (a) violate any provision of, or result in the breach of, any Law applicable to the Company or DutchCo or by which any of its assets or properties is bound; (b) with or without lapse of time or the giving of notice or both, require a consent or approval under, conflict with, result in a violation or breach of, or constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate or cancel any Contract to which the Company or DutchCo is a party that constitutes a “material contract” with respect to the Company or DutchCo as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC (other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K of the SEC); or (c) breach or violate any provision of the Organizational Documents of the Company or DutchCo, except, in the case of each of clauses (a) and (b), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.5           Litigation and Proceedings. (a) There are no, and in the past two (2) years have been no, Actions pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries that would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, and (b) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is subject to any judgment, decree, injunction or order of any Governmental Authority that, in each case, would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.6           Brokers’ Fees. No broker, investment banker, or other Person is entitled to any brokerage fee, finders’ fee or other similar commission for which Parent or any of its Subsidiaries, including Merger Subs, the First Merger Surviving Corporation, the Surviving Entity, or the SpinCo Entities, would be liable in connection with the transactions contemplated by this Agreement based on arrangements made on behalf of the Company or any of its Affiliates (other than the SpinCo Entities).

Section 4.7           Internal Controls. The Company has established and maintains a system of internal controls that comply in all material respects with applicable Law and that are designed to provide reasonable assurances that (a) transactions are executed in accordance with management’s general or specific authorizations, (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets, (c) access to assets is permitted only in accordance with management’s general or specific authorization and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The internal controls are overseen by the audit committee of the Company Board (the “Company Audit Committee”). Since December 31, 2025, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s independent auditor and the Company Audit Committee (the material circumstances of which (if any) have been made available to Parent) (i) any significant deficiency or material weakness in the Company’s internal controls and (ii) any fraud involving management or other employees who have a significant role in the Company’s internal controls. Since December 31, 2025, neither the Company nor any Subsidiary of the Company has received any material, unresolved complaint, allegation, assertion or claim regarding the impropriety of any accounting or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary of the Company or their respective internal accounting controls.

Article V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY RELATING TO SPINCO

Except as otherwise disclosed or identified in (a) the Company Public Documents filed and publicly available on the SEC’s EDGAR database or the FCA’s National Storage Mechanism at least one (1) Business Day prior to the date hereof (excluding any disclosures of factors or risks contained or references therein under the captions “Risk Factors” or “Forward-Looking Statements” to the extent they are forward-looking statements and any other similar general, predictive or cautionary statements) or (b) the corresponding section or subsection of the SpinCo Disclosure Schedule (it being understood that each such disclosure shall also apply to each other representation and warranty contained in this Article V to the extent that it is reasonably apparent on the face of such disclosure that it is relevant to or applies to such representation or warranty), the Company and DutchCo, jointly and severally, hereby represent and warrant to Parent and Merger Subs as follows:

Section 5.1           Organization of SpinCo. SpinCo has been duly incorporated and is validly existing and in good standing (or equivalent status, as applicable) as a Delaware corporation and has all requisite corporate power and authority to own, lease and operate its assets in the manner in which such assets are now (or as of the First Merger Effective Time will be) owned, leased or operated and to conduct its business as it is now being (or as of the First Merger Effective Time will be) conducted, except as would not reasonably be expected to be material to the SpinCo Business, taken as a whole. SpinCo has made available to Parent and Merger Subs true and complete copies of the Organizational Documents of SpinCo, and (i) SpinCo has not taken any action, nor is any action pending or contemplated (other than as may be pending or in furtherance of the Reorganization), to amend or restate such Organizational Documents, (ii) such Organizational Documents are in full force and effect and (iii) SpinCo is not in violation of any such Organizational Document. SpinCo is duly licensed or qualified and in good standing (or equivalent status, as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status, as applicable), except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

Section 5.2            Due Authorization. SpinCo has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party at the First Merger Effective Time and to consummate the transactions contemplated hereby and thereby (subject, in the case of the Mergers, to the SpinCo Shareholder Approval, which will occur promptly (and in any event within twenty-four (24) hours) after the execution of this Agreement), and except for such further action of the Company Board required, if applicable, to establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Company (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement). The execution and delivery by SpinCo of this Agreement and the Transaction Documents to which it is or will be a party at the First Merger Effective Time and the consummation by SpinCo of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all necessary corporate action on its part and, except for the SpinCo Shareholder Approval, no other corporate action on the part of SpinCo is necessary to authorize this Agreement or the Transaction Documents to which it is or will be a party at the First Merger Effective Time. Each of this Agreement and the Transaction Documents to which it is or will be a party at the First Merger Effective Time has been, or when executed and delivered will be, duly and validly executed and delivered by SpinCo and (assuming that this Agreement or such other applicable Transaction Document to which Parent, Merger Sub I or Merger Sub II is or will be a party at the First Merger Effective Time constitutes a legal, valid and binding obligation of Parent, Merger Sub I or Merger Sub II (as applicable)) constitutes or will constitute a legal, valid and binding obligation of SpinCo, enforceable against SpinCo in accordance with its terms, subject to the Remedies Exception.

Section 5.3            Capitalization of SpinCo.

(a)          As of the date hereof, (i) the authorized capital stock of SpinCo consists of 100,000 shares of SpinCo Common Stock, (ii) the issued and outstanding shares of capital stock of SpinCo consists of 1,000 shares of SpinCo Common Stock and (iii) no shares of SpinCo Common Stock are being held by SpinCo in its treasury. All of the issued and outstanding shares of SpinCo Common Stock are, as of the date hereof owned, of record and beneficially, by DutchCo and, as of immediately prior to the Distribution, will be owned, of record and beneficially, by the Company and DutchCo, and have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of any preemptive or similar rights. Immediately prior to the First Merger Effective Time, there will be outstanding a number of shares of SpinCo Common Stock determined in accordance with Section 7.16.

(b)          No bonds, debentures, notes or other indebtedness of any SpinCo Entity having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of shares of capital stock of SpinCo (including SpinCo Common Stock) may vote (“SpinCo Voting Debt”) are, or as of the First Merger Effective Time will be, issued or outstanding.

(c)          Except pursuant to the Separation and Distribution Agreement (including the Distribution and the Contribution), there are no (i) outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for or valued by reference to shares of capital stock of SpinCo, or any other commitments or agreements providing for the issuance, sale, repurchase or redemption of shares of capital stock of SpinCo, (ii) agreements of any kind which may obligate SpinCo to issue, purchase, redeem or otherwise acquire any of its shares of capital stock or (iii) voting trusts, proxies or other agreements or understandings with respect to the voting shares of capital stock of SpinCo.

Section 5.4            Subsidiaries.

(a)          Each SpinCo Entity has been, or will be at the Closing, duly organized and is, or will be at the Closing, validly existing and in good standing (to the extent applicable under the Laws of its jurisdiction of formation) under the Laws of its jurisdiction of organization and has all requisite organizational power and authority to own, lease and operate its assets in the manner such assets are now (or as of the First Merger Effective Time will be) owned, leased or operated and to conduct its business as it is now being conducted. To the extent that the Reorganization provides for the formation of new SpinCo Entities (each, a “New SpinCo Entity”), the representations set forth in this Section 5.4 with respect to such New SpinCo Entity shall be deemed to initially be given as of the date such New SpinCo Entity is formed and not as of the date hereof.

(b)          Each SpinCo Entity is, or will be at the Closing, duly licensed or qualified and in good standing (or equivalent status, as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status, as applicable), except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect. Other than the SpinCo Entities, as of the date hereof (and without giving effect to the Reorganization), SpinCo does not own or hold, directly or indirectly, any Interest in any other Person.

(c)          SpinCo will as promptly as reasonably practicable, and in any event prior to the Closing, make available to Parent and Merger Subs true and complete copies of the Organizational Documents of each SpinCo Entity. The Organizational Documents of the SpinCo Entities are in full force and effect and to the Knowledge of SpinCo, none of the SpinCo Entities are in violation of any such Organizational Documents.

Section 5.5            Capitalization of Subsidiaries. The issued and outstanding Interests of each of the SpinCo Entities have been, or will be at the Closing, duly authorized and are (or will then be) validly issued and, as applicable, fully paid and nonassessable. SpinCo, directly or indirectly, owns, or will own at the Closing, of record and beneficially, all the issued and outstanding Interests of the SpinCo Entities, free and clear of any Liens (other than those set forth in their respective Organizational Documents or arising pursuant to applicable securities Laws or created by this Agreement). There are no outstanding options, warrants, rights or other securities exercisable or exchangeable for Interests of such SpinCo Entities, any other commitments or agreements providing for the issuance, sale, repurchase or redemption of Interests of such SpinCo Entities, and there are no agreements of any kind which may obligate any SpinCo Entities to issue, purchase, redeem or otherwise acquire any of its Interests.

Section 5.6           Governmental Consents. Assuming the accuracy of the representations and warranties of Parent and Merger Subs set forth in Article VI, no Consent of, with or to any Governmental Authority is required to be obtained or made by any SpinCo Entity in connection with the execution, delivery or performance by SpinCo of this Agreement or the Transaction Documents to which SpinCo is or will be a party at the First Merger Effective Time or the consummation by SpinCo of the transactions contemplated hereby or thereby, except for: (a) any Premerger Notification and Report Form required under and in compliance with the HSR Act or other filings in connection with the Requisite Regulatory Approvals; (b) the filing of the Certificates of Merger with the Secretary of State of the State of Delaware pursuant to the provisions of the DLLCA and the DGCL, as applicable, and the acceptance for record of the Articles of Amendment by the SDAT; (c) applicable requirements of state securities or “blue sky” Laws, the Securities Act and the Exchange Act; (d) Consents described in Section 4.3 and Consents set forth on Section 5.6 of the SpinCo Disclosure Schedule; (e) any Consent required to be obtained in connection with the Separation Step Plan which are necessary to complete the Reorganization;and (f) Consents the failure of which to be made or obtained would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

Section 5.7           No Conflict. Subject to the receipt of the Consents described in Section 5.6, the execution and delivery by SpinCo of this Agreement and the Transaction Documents to which SpinCo is or will be a party at the First Merger Effective Time and the consummation by SpinCo of the transactions contemplated hereby and thereby (for the avoidance of doubt, including performance of the Transaction Documents following the Closing by the SpinCo Entities) do not and will not as of the First Merger Effective Time: (a) violate any provision of, or result in the breach of, any Law applicable to any SpinCo Entity or by which any of its assets or properties is bound; (b) with or without lapse of time or the giving of notice or both, require a consent or approval under, conflict with, result in a violation or breach of, or constitute a default under, result in the acceleration of, or create in any party the right to accelerate, terminate or cancel any SpinCo Material Contract; or (c) violate any provision of the Organizational Documents of the SpinCo Entities, except, in the case of clauses (a) and (b), as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

Section 5.8             Title, Condition and Sufficiency of the SpinCo Business Assets.

(a)          As of the First Merger Effective Time (assuming receipt of all consents, approvals and authorizations relating to the matters set forth in Section 4.3 and Section 5.6), after giving effect to the Reorganization, the SpinCo Business Assets will, taking into account all Transaction Documents (including the services and arrangements available under the Transitional Services Agreement), constitute, in all material respects, all of the assets, properties and rights necessary and sufficient for Parent and the SpinCo Entities to conduct the SpinCo Business immediately following the Closing in substantially the same manner as is and was conducted as of the date hereof, at the Closing and during the twelve (12)-month period prior to the Closing. The foregoing is not a representation or warranty with respect to Intellectual Property (including Intellectual Property Rights infringement), which representations and warranties are solely as set forth in Section 5.19.

(b)          SpinCo and the Company and their Subsidiaries collectively have as of the date hereof, and at the Closing (after giving effect to the Reorganization and taking into account the Separately Transferred Assets and any assets retained by the Company in order to comply with its obligations under the Transitional Services Agreement) the SpinCo Entities shall have, good and valid title to, or a valid leasehold in, license to or other legal right to use in each case as the case may be, all of the SpinCo Business Assets material to the SpinCo Business as a whole, free and clear of any Liens (other than Permitted Liens or Liens created by or through Parent or any of the Parent Subsidiaries).

Section 5.9            Financial Information.

(a)          Set forth on Section 5.9(a) of the SpinCo Disclosure Schedule is a copy of the SpinCo Financial Information. The SpinCo Financial Information fairly presents, in all material respects, the results of operations of the SpinCo Business, as of the dates indicated therein and for the periods referred to therein; provided that the SpinCo Financial Information and the representations and warranties in this Section 5.9(a) are qualified by the fact that (i) the SpinCo Business has not operated on a separate standalone basis and has historically been reported within the Company’s combined financial statements and (ii) the SpinCo Financial Information assumes certain allocated charges and credits, does not reflect all year-end adjustments, including adjustments that would be required under IAS 29 (Financial Reporting In Hyperinflationary Economics) and does not include statements of shareholders’ equity, statement of cash flows or notes. The SpinCo Financial Information was prepared in accordance with IFRS and was derived from the financial reporting systems and the consolidated financial statements of the Company, which consolidated financial statements were prepared in accordance with IFRS.

(b)          As of the date hereof, neither SpinCo nor any of its Subsidiaries is required to file or furnish any form, report, registration statement, prospectus or other document with the SEC.

(c)          The audited financial statements delivered by SpinCo pursuant to Section 7.27(a) will, when delivered, (i) have been prepared in accordance with GAAP as consistently applied by the Company throughout the periods covered, and (ii) present fairly, in all material respects, the financial position and the results of operations of the SpinCo Business, in the aggregate, as of the respective dates thereof or the periods then ended; provided that such financial statements and the foregoing representations and warranties are qualified by the fact that (A) the SpinCo Business has not operated on a separate standalone basis and has historically been reported within the Company’s consolidated financial statements, and (B) such financial statements will assume certain allocated charges and credits. The financial statements delivered by SpinCo pursuant to Section 7.27 will conform in all respects to the published rules and regulations of the SEC applicable to financial statements for each of the periods that will be required to be included in the SpinCo Registration Statement and Parent Registration Statement.

Section 5.10         No Undisclosed Liabilities. There is no Liability of the SpinCo Entities or related to the SpinCo Business (excluding any Liabilities related or attributable to Taxes and any Excluded Liabilities) whether or not of a type required to be reflected or reserved for on a consolidated balance sheet of the SpinCo Business or in the notes thereto prepared in accordance with IFRS, except for any (a) Liabilities that are reflected or reserved for in Section 5.10 of the SpinCo Disclosure Schedule; (b) Liabilities that have arisen since the Balance Sheet Date in the ordinary course of the operation of the SpinCo Business; (c) Liabilities arising out of or in connection with this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby; (d) Excluded Liabilities; (e) Liabilities for future performance under existing Contracts unrelated to any breach or default by the Company or any of its Subsidiaries (solely in respect of the SpinCo Business); (f) Liabilities that will be included in the calculation of Net Working Capital or SpinCo Indebtedness pursuant to the Separation and Distribution Agreement; or (g) Liabilities that would not reasonably be expected to, individually or in the aggregate, have a SpinCo Material Adverse Effect.

Section 5.11          Litigation and Proceedings. (a) There are no, and in the past two (2) years have been no, Actions pending or, to the Knowledge of the Company or SpinCo, threatened in writing against any SpinCo Entity or with respect to the SpinCo Business, and (b) to the Knowledge of the Company or SpinCo, there are no judgments, decrees, injunctions or orders of or investigations or inquiries by any Governmental Authority applicable to the Company or its Subsidiaries (in respect of the SpinCo Business), the SpinCo Entities or the SpinCo Business, except, in each case of the foregoing clauses (a) and (b), as would not reasonably be expected to be material to the SpinCo Business, taken as a whole.

Section 5.12          Real Property.

(a)          Except as would not reasonably be expected to be material to the SpinCo Business, taken as a whole, (i) the SpinCo Entities have valid, good and marketable fee simple title (or the applicable local equivalent) to all SpinCo Owned Real Property, free and clear of all Liens, except Permitted Liens; (ii) neither the Company, the SpinCo Entities, nor their respective Subsidiaries have received written notice of any, and to the Knowledge of SpinCo, there is no material casualty or pending condemnation, expropriation, eminent domain or similar Action affecting all or any portion of any SpinCo Owned Real Property; (iii) except as set forth on Section 5.12(a) of the SpinCo Disclosure Schedule, no SpinCo Entity has granted to any Person the right to use or occupy any SpinCo Owned Real Property; and (iv) there are no outstanding options, rights of first offer to purchase any SpinCo Owned Real Property or any portion thereof or interest therein. Except as would not reasonably be expected to be material to the SpinCo Business, taken as a whole, no SpinCo Entity is in breach or default under any restrictive or other covenant encumbering any SpinCo Owned Real Property.

(b)          The SpinCo Entities have a valid and enforceable leasehold interest in the SpinCo Leased Real Property (or such portion of the SpinCo Leased Real Property that is allocated to SpinCo in accordance with the Separation and Distribution Agreement), and subject to the Remedies Exception, each SpinCo Real Property Lease is legal, valid, binding, enforceable and in full force and effect, except, in each case, as would not reasonably be expected to be material to the SpinCo Business, taken as a whole. Except as set forth on Section 5.12(b) of the SpinCo Disclosure Schedule, there are no Contracts granting to any Person (other than any landlord of such property pursuant to a SpinCo Real Property Lease and other than any Person who would be entitled to access any such property in the ordinary course of business in accordance with such lease) the right of use or occupancy of all or any material portion of the SpinCo Leased Real Property (or such portion of the SpinCo Leased Real Property that is allocated to SpinCo in accordance with the Separation and Distribution Agreement). Except as would not reasonably be expected to be material to the SpinCo Business, taken as a whole, (i) no SpinCo Entity, or, to the Knowledge of SpinCo, as of the date hereof, any other party thereto, is in breach of or default under any SpinCo Real Property Lease and no event has occurred or circumstances exists which, with delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination or acceleration of rent under such SpinCo Real Property Lease, (ii) no SpinCo Entity has, as of the date hereof, received any written notice from any lessor of any SpinCo Real Property Lease of any breach of or default under the relevant SpinCo Leased Real Property by any SpinCo Entity, which breach or default has not been cured, and (iii) no SpinCo Entity has subleased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any SpinCo Leased Real Property (or such portion of the SpinCo Leased Real Property that is allocated to SpinCo in accordance with the Separation and Distribution Agreement), except Permitted Liens. Except as would not reasonably be expected to be material to the SpinCo Business, taken as a whole, neither the Company, the SpinCo Entities, nor their respective Subsidiaries have received written notice of any, and to the Knowledge of SpinCo, there is no material casualty or pending condemnation, expropriation, eminent domain or similar Action affecting all or any portion of any SpinCo Leased Real Property.

(c)          Except as would not reasonably be expected to, individually or in the aggregate, have a SpinCo Material Adverse Effect, to the Knowledge of SpinCo, there are no violations of (i) any zoning ordinances, building codes or other governmental or regulatory laws affecting the Split Sites (as defined in the Separation and Distribution Agreement), or (ii) any restrictions or covenants recorded against such Split Sites.

Section 5.13        Tax Matters.

(a)          Except as would not reasonably be expected to, individually or in the aggregate, have a SpinCo Material Adverse Effect:

(i)            (A) All Tax Returns required to be filed by or with respect to a SpinCo Entity or the SpinCo Business have been timely filed (taking into account applicable extensions), (B) all such Tax Returns are true, correct and complete, and (C) all Taxes required to be paid, whether or not shown as due on such Tax Returns, in respect of each SpinCo Entity and the SpinCo Business have been paid, in the case of each of clauses (A) through (C), except to the extent adequate reserves therefor in accordance with IFRS have been provided in the SpinCo Financial Information;

(ii)          (A) no Governmental Authority has asserted any written claim, assessment or deficiency for Taxes against any SpinCo Entity (and, to the Knowledge of the Company and SpinCo, no such claim, assessment or deficiency has been threatened or proposed in writing), except for deficiencies which have been satisfied by payment, settled or withdrawn and (B) no claim, audit or other proceeding by any Governmental Authority is pending or threatened in writing with respect to any Taxes of any SpinCo Entity or the SpinCo Business;

(iii)          no SpinCo Entity has any Liability for Taxes of any other Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor or by operation of Law or contract (other than customary commercial, leasing or employment contracts, the primary purposes of which do not relate to Taxes);

(iv)          within the last three (3) years, no claim has been made in writing by any Tax authority in a jurisdiction where any SpinCo Entity has not filed Tax Returns of a particular type that such SpinCo Entity is or may be subject to Tax of such type by, or required to file Tax Returns with respect to Taxes of such type in, such jurisdiction;

(v)           no SpinCo Entity is or has been subject to Tax in any country other than its country of incorporation by virtue of having a permanent establishment or taxable presence in that country; and

(vi)           there are no Liens for Taxes (other than Permitted Liens) upon the assets of any SpinCo Entity or the SpinCo Business.

(b)          Other than in connection with the Separation, within the past two (2) years, no SpinCo Entity has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code.

(c)          No SpinCo Entity has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(d)          Provided that the Company has not made the U.S. Asset Sale Election and taking into account the covenants set forth in Section 7.3(h), neither the Company nor any of its Subsidiaries has taken or agreed to take any action or knows of the existence of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent or impede (i) the Tax-Free Status, (ii) the Company from delivering the Company Distribution Tax Representations, (iii) SpinCo from delivering the SpinCo Distribution Tax Representations or the SpinCo Merger Tax Representations, (iv) Parent from delivering the Parent Tax Representations, (v) the Company from receiving the IRS Ruling, if requested, or (vi) the Company from receiving the Closing Tax Opinions.

Section 5.14        Absence of Changes. Since the Balance Sheet Date, there has not been any SpinCo Material Adverse Effect, and except in connection with the process related to the potential separation, disposition or sale of the SpinCo Business or as contemplated by this Agreement and the other Transaction Documents, since (i) the Balance Sheet Date or (ii) in the case of SpinCo Entities formed after the Balance Sheet Date, since the date such SpinCo Entity was formed, and in each case through the date hereof, the Company and its Subsidiaries, including the SpinCo Entities, have, in all material respects, conducted the SpinCo Business in the ordinary course of business.

Section 5.15          Material Contracts.

(a)          Section 5.15(a) of the SpinCo Disclosure Schedule sets forth a list as of the date hereof of each Contract to which the Company, any of its Subsidiaries or any of the SpinCo Entities is a party in the following categories (collectively, the “SpinCo Material Contracts”):

(i)            any Contract with (A) the five (5) largest customers of the SpinCo Business based on the dollar amount of sales made to such customers as measured by the consolidated revenues of the SpinCo Business for the year ended December 31, 2025 in the top ten (10) material jurisdictions of the SpinCo Business based on dollar amount of the annual revenue for the SpinCo Business for the year ended December 31, 2025 (“Top Ten Revenue Jurisdictions”), as set forth on Section 5.15(a)(i) of the SpinCo Disclosure Schedule and (B) the largest suppliers of the SpinCo Business where the annual spend commitment for the year ended December 31, 2025 was more than $35 million, in each case of Clauses (A) and (B) other than, immaterial Contracts or mechanical Contracts such as sales orders or purchase orders issued in the ordinary course of business on standard terms and conditions;

(ii)          any Contract material to the SpinCo Business taken as a whole that materially limits or purports to limit in any material respect the ability of the SpinCo Business (or, following the Closing, the business of Parent and its Subsidiaries) to compete with any Person or in any line of business in the Top Ten Revenue Jurisdictions;

(iii)         any Contract (excluding SpinCo Real Property Leases) that requires any future capital expenditures by the SpinCo Business in excess of $35,000,000 that will not be paid prior to the Closing;

(iv)         any Contract material to the SpinCo Business taken as a whole that relates to the creation, incurrence, assumption or guarantee of any indebtedness for borrowed money or any bonds, debentures, notes or similar instruments, in each case, in excess of $35,000,000;

(v)          any Contract pursuant to which the Company, any of its Subsidiaries or any SpinCo Entity (A) receives from a third party a license or grant of rights (including through covenants not to assert) to Intellectual Property Rights that are primarily used for the SpinCo Business or (B) grants to any Person a license or grant of rights (including through covenants not to assert) to SpinCo Intellectual Property, in each case of clauses (A) and (B), in so far as such license or grant of rights is material to the SpinCo Business and excluding (1) non-exclusive licenses or grants of rights to Intellectual Property Rights that are ancillary to commercial agreements or that are incidental to the performance of and not a principal purpose of the applicable agreement, (2) non-exclusive licenses to commercially available, off-the-shelf, non-customized Software pursuant to standard terms and conditions, and (3) Software as a service agreements or related services agreements that contain only a non-exclusive license to access and use Intellectual Property Rights in order to provide or receive the services, in each case of clauses (1) through (3), entered into in the ordinary course of business;

(vi)          any Contract that is a settlement, conciliation or similar agreement with any Governmental Authority or that otherwise involves any settled or threatened claim, action, suit or proceeding pursuant to which the SpinCo Business has (or will have after the Closing) any material monetary or other outstanding obligation that is material to the SpinCo Business taken as a whole;

(vii)         any joint venture agreement, strategic alliance agreement, joint development agreement, partnership agreement or similar agreement in respect of joint venture or non-wholly owned entity that operates the SpinCo Business, in each case that is material to the SpinCo Business taken as a whole;

(viii)        any Contract relating to the acquisition or disposal or divestiture of, or investment in, any joint venture, partnership or similar arrangement that relates to the SpinCo Business, pursuant to which any SpinCo Entity has (or after the Closing will have) any material outstanding obligation;

(ix)          any Contracts providing for the invention, creation, conception or other development of any Intellectual Property Rights that are primarily used or held for the SpinCo Business (A) by the Company, any of its Subsidiaries or any of the SpinCo Entities, (B) by any Person for the Company, any of its Subsidiaries or any of the SpinCo Entities, other than any Company Personnel IP Contracts, or (C) by any Person with the Company, any of its Subsidiaries or any of the SpinCo Entities, in each case of clauses (A) through (C), where such Contracts are material to the SpinCo Business taken as a whole;

(x)          any co-packing or co-manufacturing Contract or other Contract providing for the manufacture or production of any products by a third party that requires annual payments by the SpinCo Business of $35,000,000 or more; and

(xi)          any Contract not otherwise described in any other subsection of this Section 5.15(a) that would be required to be filed by SpinCo as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) if SpinCo were subject to the reporting requirements of the Exchange Act as of the date hereof (other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K of the SEC and those Contracts that constitute Company Public Documents and were publicly available on the SEC’s EDGAR database or the FCA’s National Storage Mechanism prior to the date hereof).

(b)          The Company has made available or will make available by the date of this Agreement to Parent copies of each SpinCo Material Contract that are correct and complete in all material respects (subject to any redaction of information deemed competitively sensitive by the Company or pursuant to applicable Law or contractual obligation to which the Company is bound). Each SpinCo Material Contract is valid and binding on the Company or its applicable Subsidiary, including any applicable SpinCo Entity and, to the Knowledge of the Company or SpinCo, the counterparty thereto, and is in full force and effect and enforceable in accordance with its terms, subject to the Remedies Exception. Except as would not reasonably be expected to be material to the SpinCo Business, taken as a whole, neither the Company nor its applicable Subsidiary, including any SpinCo Entity is, and to the Knowledge of the Company or SpinCo, no counterparty thereto is, in breach of, or default under, any SpinCo Material Contract.

Section 5.16          Labor Relations.

(a)           Section 5.16(a) of the SpinCo Disclosure Schedule lists each Collective Bargaining Agreement in effect as of the date hereof covering any SpinCo Employee and/or between the Company or any of its Subsidiaries, including SpinCo and its Subsidiaries, on the one hand, and a trade union, works council, employee representative body or labor organization (covered by the National Labor Relations Act) in the SpinCo Employee Material Jurisdictions that represents (or that otherwise governs or relates to the employment of) any of the SpinCo Employees, on the other hand (a “SpinCo CBA”); provided that with respect to each SpinCo CBA in a SpinCo Employee Non-Material Jurisdiction, such lists shall be provided by the Company to Parent during the ninety (90)-day period following the date hereof. To the Knowledge of the Company or SpinCo (i) no petition for recognition of a labor organization for the representation of the SpinCo Employees is pending or threatened, and (ii) there has not during the last two (2) years been any (or threat of any), there are no pending and no Person has threatened to commence any, strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, or union organizing activity, in each case affecting the SpinCo Business or any of the SpinCo Entities where it had or would reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

(b)          There are no pending, or to the Knowledge of the Company or SpinCo, threatened, unfair labor or other employment-related practice charges, complaints or other grievances or Actions by or before any Governmental Authority, arising under any applicable Law governing labor or employment (or pursuant to any SpinCo CBA) in connection with or otherwise related to any SpinCo Employees or any Former SpinCo Employees, other than any such charges, grievances or Actions that would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect. The Company and SpinCo or their applicable Subsidiaries are, and for the twelve (12) months prior to the date hereof have been, in compliance with each SpinCo CBA in all respects to the extent that non-compliance would not have a SpinCo Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, there are no employment disputes, including, without limitation, any dispute relating to unfair labor practices, labor arbitrations, labor grievances, employment discrimination, misclassification, harassment or retaliation, made by or on behalf of any SpinCo Employee or Former SpinCo Employee currently subject to any grievance procedure, arbitration, litigation or other proceeding.

(c)          For the past two (2) years, and except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, the Company and each of its Affiliates, including SpinCo, has been in compliance with all Laws relating to terms and conditions of employment, employment practices, employment discrimination and harassment, civil rights, the Worker Adjustment and Retraining Notification Act (“WARN”) and any similar state or local plant closures and mass layoffs Laws, wages (including minimum wage and overtime), hours of work, meal and rest breaks, withholdings and deductions, classification and payment of employees, independent contractors and consultants, employment equity, collective bargaining, occupational health and safety, workers’ compensation, immigration, and all other labor or employment related matters with respect to the SpinCo Employees and Former SpinCo Employees. For the past two (2) years, and there has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company or any of its Subsidiaries that has affected the SpinCo Employees or Former SpinCo Employees in the SpinCo Employee Material Jurisdictions.

(d)          Section 5.16(d) of the SpinCo Disclosure Schedule identifies all works councils or employee representative bodies that will need to be informed and consulted with respect to the transactions contemplated by this Agreement and the Separation and Distribution Agreement, including the Asset Purchase Agreement, other than those works councils and employee representative bodies with respect to which the failure to inform or consult would not reasonably be expected to (i) materially impair, materially delay or otherwise have a material adverse effect on, in each case individually or in the aggregate, the ability of the Company or SpinCo to perform its obligations hereunder or under the Separation and Distribution Agreement or the Asset Purchase Agreement or to consummate the transactions contemplated hereby and thereby, including the Mergers and the Separation or (ii) have a SpinCo Material Adverse Effect.

(e)          With respect to the SpinCo Business and the SpinCo Employees, the Company and its Affiliates have reasonably investigated all material allegations of sexual or other harassment that have been reported in the past two (2) years regarding any SpinCo Employee at or above the level of Vice President (WL4) in the SpinCo Employee Material Jurisdictions, and none of the Company, SpinCo and their Affiliates have entered into any settlement agreement with any other Person with respect to allegations of sexual or other harassment by a SpinCo Employee at or above the level of Vice President (WL4).

(f)           Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, with respect to each SpinCo Employee, the Company and its Affiliates, as applicable, have paid all wages, salaries, profit sharing, wage premiums, commissions, bonuses, fees, allowances, subsidies, reimbursement, overtime payment, social security contributions, housing fund contributions, severance or redundancy payments and other compensation which have come due and payable to SpinCo Employees and Former SpinCo Employees under applicable Law or Contract. Except as would not reasonably be expected to be, individually or in the aggregate, material to the SpinCo Business (taken as a whole), in the past two (2) years, with respect to each SpinCo Employee and any Former SpinCo Employee providing services in the United Kingdom, all holiday pay for periods of holiday taken under regulation 13 of the United Kingdom’s Working Time Regulations 1998 has been calculated and paid in accordance with, and the Company and its Affiliates, as applicable, have complied in all material respects with their obligations under, Directive 2003/88/EC of the European Parliament and of the Council of 4 November 2003 concerning certain aspects of the organisation of working time, as it applies in the United Kingdom from time to time (including as retained, amended, extended, re-enacted or otherwise given effect on or after 11 p.m. UK time on January 31, 2020).

Section 5.17          Compliance with Law; Permits.

(a)           Except for Environmental Laws (which are addressed exclusively as set forth in Section 5.20), the Company and the Company’s Subsidiaries (in each case, solely with respect to the SpinCo Business) and the SpinCo Entities are, and, during the past two (2) years the SpinCo Entities and, solely with respect to the SpinCo Business, the Company and its other Subsidiaries (i) have been in material compliance with all applicable Laws, and (ii) have not received notice from any Governmental Authority alleging any material non-compliance with or possible violation of any applicable Law or that the Company or any of its Subsidiaries (with respect to the SpinCo Business) or the SpinCo Entities, is subject to any material non-ordinary course inspection, investigation, survey, audit or other review.

(b)           Except with respect to Permits required under applicable Environmental Laws (which are addressed exclusively in Section 5.20), (i) the Company and its Subsidiaries (with respect to the SpinCo Business) and the SpinCo Entities have obtained all of the Permits necessary to conduct the SpinCo Business substantially as conducted as of and during the twelve (12) month period prior to the date hereof and in compliance with applicable Law and (ii) such Permits are valid and in full force and effect and the Company or its applicable Subsidiary or the applicable SpinCo Entity is in material compliance with the terms thereof.

(c)           The Company and the Company’s Subsidiaries (in each case, solely with respect to the SpinCo Business) and the SpinCo Entities have (i) during the last three (3) years, complied in all material respects with all applicable anti-bribery, anticorruption, and anti-money laundering laws and regulations (“Anticorruption Laws”), and (ii) have and have implemented policies and controls reasonably designed to promote compliance with the Anticorruption Laws.

(d)          None of the Company or any of the Company’s Subsidiaries (in each case, solely with respect to the SpinCo Business) or any of the SpinCo Entities, any employee of the SpinCo Entities or, to the Knowledge of the Company, any agent or other third party representative acting on behalf of the SpinCo Business, is currently, or has been at any time since April 24, 2019, (i) a Sanctioned Person; (ii) engaged in any dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country; or (iii) engaged in any dealings or transactions in violation of Sanctions or Trade Controls.

(e)          None of the Company or any of the Company’s Subsidiaries (in each case, solely with respect to the SpinCo Business) or any of the SpinCo Entities has (i) received from any Governmental Authority or any Person any written notice, inquiry, or internal or external allegation; (ii) made any voluntary or involuntary disclosure to a Governmental Authority; or (iii) conducted any internal investigation or audit, in each case of clauses (i)-(iii) concerning any actual or potential violation or wrongdoing related to Sanctions or Trade Controls. There are no pending or, to the Knowledge of the Company, threatened claims against the Company or any of its Subsidiaries (in each case, solely with respect to the SpinCo Business) or any of the SpinCo Entities with respect to Sanctions or Trade Controls.

Section 5.18          SpinCo Benefit Plans.

(a)          Section 5.18(a) of the SpinCo Disclosure Schedule sets forth a list, as of the date hereof, of each material Company Benefit Plan and each material SpinCo Benefit Plan and separately identifies each material SpinCo Foreign Benefit Plan, in each case as maintained in the SpinCo Employee Material Jurisdictions; provided that with respect to each material SpinCo Benefit Plan and SpinCo Foreign Benefit Plan in a SpinCo Employee Non-Material Jurisdiction, such lists shall be provided by the Company to Parent during the ninety (90)-day period following the date hereof. Each SpinCo Benefit Plan is exclusive to SpinCo and its Subsidiaries, and no SpinCo Benefit Plan covers or provides benefits to any individual who is not a current or former employee of SpinCo or its Subsidiaries (or an eligible dependent or beneficiary thereof).

(b)          As applicable with respect to each of the material SpinCo Benefit Plans listed in Section 5.18(a) of the SpinCo Disclosure Schedule, the Company has made available to Parent (or will, within ninety (90) days following the date hereof, make available) true and complete copies of (i) the applicable plan document (including all amendments thereto), and (ii) the following documents, if applicable: (A) the most recent summary plan description including any summary of material modifications provided to SpinCo Employees and the most recent actuarial valuation, (B) the last filed Form 5500 series and all schedules thereto, (C) the most recent determination, opinion or advisory letter issued by the IRS, and (D) any non-routine communications with any Governmental Authority in the past three (3) years. As applicable with respect to each of the material Company Benefit Plans listed in Section 5.18(a) of the SpinCo Disclosure Schedule (other than individual agreements or arrangements), the Company has made available to Parent (or will, within ninety (90) days following the date hereof, make available) true and complete copies of the applicable plan document (including all amendments thereto) or, for any unwritten plan, a high level summary of the material terms thereof.

(c)          Each SpinCo Benefit Plan or Company Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS (or is entitled to rely upon a favorable opinion letter issued by the IRS), and no such determination or opinion letter has been revoked nor, to the Knowledge of the Company or SpinCo, is any such revocation threatened. Each SpinCo Benefit Plan which is a “nonqualified deferred compensation plan” subject to Section 409A of the Code and the regulations and other guidance issued thereunder (“Section 409A”) has been operated and maintained in all material respects in operational compliance with, and is in all material respects in documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder, and no amount under any such plan, agreement or arrangement is, has been or would reasonably be expected to be subject to any additional Tax, interest or penalties under Section 409A of the Code.

(d)          Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, (i) each of the SpinCo Benefit Plans has been operated, funded and administered in all respects in accordance with its terms and in compliance with applicable Law, including ERISA and the Code, (ii) as of the date of this Agreement, there are no issued, pending or, to the Knowledge of the Company or SpinCo, threatened claims, actions, investigations or audits (other than routine claims for benefits) against the Company, SpinCo or any of its Subsidiaries involving any Company Benefit Plan or SpinCo Benefit Plan, (iii) all required contributions and other payments to each Company Benefit Plan and SpinCo Benefit Plan that have become due have been timely made or, if not yet due, properly accrued, (iv) there has been no “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA or breach of fiduciary duty (as determined under ERISA) with respect to any Company Benefit Plan or SpinCo Benefit Plan, (v) neither SpinCo nor any of its Subsidiaries has incurred (whether or not assessed) any Liability that has not been satisfied under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code, (vi) all material reports, returns, and similar documents required to be filed with any Governmental Authority or distributed to any SpinCo Benefit Plan participant have been timely filed or distributed and (vii) the Company and its Subsidiaries have complied with applicable Law relating to the SpinCo Benefit Plans. No Action with respect to the administration or the investment of the assets of any SpinCo Benefit Plan (other than routine claims for benefits) is issued, pending, or to the Knowledge of the Company or SpinCo, threatened.

(e)          Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, with respect to any SpinCo Benefit Plan (whether or not) subject to Title IV of ERISA, (i) there does not exist any failure to meet the “minimum funding standard” of Section 412 of the Code or 302 of ERISA (whether or not waived) or such other equivalent requirement in respect of a SpinCo Foreign Benefit Plan, (ii) such plan is not in “at-risk” status for purposes of Section 430 of the Code or such other equivalent status in respect of a SpinCo Foreign Benefit Plan, (iii) no reportable event within the meaning of Section 4043(c) of ERISA or such other equivalent event in respect of a SpinCo Foreign Benefit Plan has occurred in the two (2) years prior to the date hereof, (iv) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, and (v) the PBGC has not instituted proceedings to terminate any such plan. No SpinCo Benefit Plan is, or within the past six (6) years has been, an employee benefit plan subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code. Neither the Company, SpinCo nor any of their respective ERISA Affiliates has, at any time during the preceding six (6) years, contributed to, been obligated to contribute to or had any liability (including any contingent liability) with respect to, any Multiemployer Plan or a plan that has two (2) or more contributing sponsors, at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA. Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, neither the Company, SpinCo nor any of their respective ERISA Affiliates have any actual or contingent liability or has had such liability during the prior six (6) years (in each case, with respect to or that would result in any liability to, the SpinCo Business) under Title IV of ERISA and, to the Knowledge of the Company and SpinCo, no condition exists that presents a material risk to SpinCo or its ERISA Affiliates of incurring any such liabilities. No Title IV liability will be triggered for the Company or any of its Subsidiaries or the SpinCo Entities, and no such Liability to a SpinCo Foreign Benefit Plan will be triggered for SpinCo or a SpinCo Entity, as a result of the Transactions.

(f)           Neither the execution and delivery of this Agreement nor the consummation of the Transactions shall, either alone or in combination with another event in the SpinCo Employee Material Jurisdictions: (i) entitle any SpinCo Employee to severance pay, unemployment compensation or any other benefits or payments, (ii) accelerate the time of payment, funding or vesting, or materially increase the amount of any payments or benefits due to any SpinCo Employee (including the forgiveness of indebtedness), (iii) limit or restrict the right to merge, terminate or amend any SpinCo Benefit Plan on or after the Closing (except as may otherwise be provided under the Employee Matters Agreement) or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(g)          No SpinCo Benefit Plan provides for post-retirement or other post-employment health or welfare benefits, other than health care continuation coverage as required by Section 4980B of the Code or any similar Law (“COBRA”) or ERISA.

(h)          No SpinCo Benefit Plan provides for the gross-up or reimbursement of Taxes under Sections 409A or 4999 of the Code.

(i)            Without limiting the generality of the other representations in this Section 5.18, except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, in the SpinCo Employee Material Jurisdictions (i) each SpinCo Foreign Benefit Plan has been established, maintained and administered in all respects in accordance with its terms and applicable Laws, and if intended to qualify for special tax treatment, meets all the requirements for such treatment, and has obtained any required determination from a Governmental Authority that such SpinCo Foreign Benefit Plan is in compliance with applicable Laws and/or meets all the requirements for special tax treatment; (ii) all employer and employee contributions to each SpinCo Foreign Benefit Plan required by its terms or by applicable Law have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction and any other payments (including insurance premiums) otherwise due in respect of a SpinCo Foreign Benefit Plan have been paid in full; and (iii) each SpinCo Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, and no event has occurred since the date of the most recent approval or application therefor relating to any such SpinCo Foreign Benefit Plan that would reasonably be expected to adversely affect any such approval or good standing.

Section 5.19          Intellectual Property.

(a)          Schedule 2.2(a)(vii)(A) to the Separation and Distribution Agreement (the “SpinCo Registered IP Schedule”) includes, as of the date hereof, details of all material SpinCo Intellectual Property that is subject to any registration, issuance or application to register or issue with any Governmental Authority responsible for granting or issuing such Intellectual Property Rights, including the United States Patent and Trademark Office, its foreign equivalents and domain name registries. (i) The Intellectual Property Rights disclosed in the SpinCo Registered IP Schedule are subsisting and, to the Knowledge of the Company or SpinCo, are enforceable and (ii) all necessary registration, maintenance and renewal fees have been paid to, and all necessary documents and certificates have been validly executed, delivered and filed (as applicable) with the United States Patent and Trademark Office or equivalent authority anywhere in the world, in each case by the applicable deadline, for the purposes of maintaining such material SpinCo Intellectual Property disclosed in the SpinCo Registered IP Schedule and recording them in the name of the Company, one of its Subsidiaries or one of the SpinCo Entities, in each case of clauses (i) and (ii), except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect and, subject to any Intellectual Property Rights that may in accordance with this Agreement, in the reasonable business judgment of the Company, be intentionally abandoned, surrendered or withheld from entering or validating under any national phases in the ordinary course of business consistent with past practice: (A) as of the date hereof, the Company and its Subsidiaries solely and exclusively own and, as of the Distribution Time, the SpinCo Entities solely and exclusively own all rights, title and interest in and to the SpinCo Intellectual Property, in each case, free and clear of all Liens other than Permitted Liens, and (B) the Intellectual Property Rights licensed to the SpinCo Entities pursuant to the Transaction Documents or pursuant to a valid SpinCo Contract, together with the SpinCo Intellectual Property, constitute all Intellectual Property Rights owned by the Company and its Subsidiaries (excluding IT Assets that are not SpinCo IT Assets and Company Branding (as defined in the Separation and Distribution Agreement)) that are used in or necessary for the operation of the SpinCo Business as it is conducted immediately prior to the Distribution Time; provided that the foregoing is not a representation or warranty with respect to infringement, misappropriation or other violation of Intellectual Property Rights.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, and excluding those in the ordinary course and routine office actions and other similar ex parte proceedings with respect to pending applications to register or issue SpinCo Intellectual Property that may be pending before the United States Patent and Trademark Office or its foreign equivalents, as of the date hereof, there are no Actions pending or, to the Knowledge of the Company or SpinCo, threatened in writing, that: (i) allege the conduct of the SpinCo Business or the use or practice of the SpinCo Intellectual Property infringes, misappropriates or otherwise violates or has infringed, misappropriated or otherwise violated any Person’s Intellectual Property Rights; or (ii) challenges the validity, enforceability or ownership of any SpinCo Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, the conduct of the SpinCo Business, and the use or practice of the SpinCo Intellectual Property does not, to the Knowledge of the Company or SpinCo, infringe, misappropriate, or otherwise violate, and has not, in the past six (6) years with respect to Patents and the past three (3) years with respect to all other Intellectual Property Rights (excluding Patents), infringed, misappropriated or otherwise violated, any Person’s Intellectual Property Rights.

(c)          Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect: (i) to the Knowledge of the Company or SpinCo, no Person is infringing, misappropriating or otherwise violating, or has, in the past six (6) years with respect to Patents and the past three (3) years with respect to all other Intellectual Property Rights (excluding Patents), infringed, misappropriated or otherwise violated any SpinCo Intellectual Property; and (ii) as of the date hereof, no Action alleging any of the foregoing is pending, or to the Knowledge of the Company or SpinCo, threatened in writing.

(d)           Except as would not have, individually or in the aggregate, a SpinCo Material Adverse Effect, (i) the Company and its Subsidiaries and the SpinCo Entities have taken commercially reasonable measures to protect the confidentiality and value of all Trade Secrets included in the SpinCo Intellectual Property; (ii) no Trade Secret included in the SpinCo Intellectual Property has been authorized to be disclosed or, to the Knowledge of the Company or SpinCo, has actually been disclosed, except to Persons subject to a valid, written agreement containing non-disclosure obligations restricting the disclosure and use of such Trade Secrets; and (iii) the Company, its Subsidiaries or the SpinCo Entities have executed valid written Contracts with all current and former employees, consultants and independent contractors of the Company, its Subsidiaries and SpinCo Entities who contributed to the development or creation of any Intellectual Property Rights material to the SpinCo Business for or on behalf of the Company, any of its Subsidiaries, or SpinCo Entities, pursuant to which each such Person has (A) agreed to hold all confidential information and Trade Secrets included in such Intellectual Property Rights in confidence both during and after such Person’s employment or retention and (B) agreed to assign (to the extent not already assigned by operation of law) to the Company or one of its Subsidiaries (or, if applicable, a SpinCo Entity) all of such Person’s right, title and interest in and to all such Intellectual Property Rights (“Company Personnel IP Contracts”).

(e)          Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect: (i) none of the Company, its Subsidiaries or the SpinCo Entities have used Open Source Software in any manner that would, with respect to any proprietary Software, the copyright in which is SpinCo Intellectual Property (“SpinCo Proprietary Software”), (A) requires the disclosure to any third party of any portion of the source code of any such SpinCo Proprietary Software, (B) requires the licensing of SpinCo Proprietary Software to any third party for the purpose of making derivative works or (C) imposes any restriction on the consideration to be charged to any third party for the distribution of SpinCo Proprietary Software; and (ii) the Company, its Subsidiaries and the SpinCo Entities are in material compliance, with the terms and conditions of all relevant licenses for Open Source Software applicable to the SpinCo Proprietary Software.

(f)           Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, (i) as of the date hereof, the Company and its Subsidiaries, and (ii) as of the Distribution Time, the SpinCo Entities, own or have a valid right to access and use the SpinCo IT Assets. Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, the SpinCo IT Assets do not, to the Knowledge of the Company or SpinCo, contain any viruses, worms, trojan horses, bugs, faults or other devices, errors, contaminants or effects that: (A) disrupt or adversely affect the functionality of any such SpinCo IT Assets, except as disclosed in their documentation; or (B) enable or assist any Person to access without authorization any such SpinCo IT Assets.

(g)          Except as would not have, individually or in the aggregate, a SpinCo Material Adverse Effect, and other than pursuant to the Transaction Documents, to the Knowledge of the Company, neither the execution of this Agreement or the Transaction Documents nor the consummation of the Transaction Process will (i) result in the loss or impairment of any rights of Parent or any of its Subsidiaries (including rights to own or use any of the SpinCo Intellectual Property) or (ii) require Parent or any of its Subsidiaries to grant to any Person any right to any Intellectual Property Rights owned by, or licensed to, any of them.

Section 5.20          Environmental Matters.

(a)          Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect:

(i)          Solely with respect to the operation of the SpinCo Business, the Company and its Subsidiaries are, and during the past two (2) years the Company and its Subsidiaries have been, in compliance with Environmental Laws, which compliance includes obtaining, maintaining, and complying with all Permits required under Environmental Laws, all of which Permits are in full force and effect;

(ii)         Solely with respect to the operation of the SpinCo Business, the Company and its Subsidiaries have not received written notice from any Governmental Authority or Person (or, to the Knowledge of the Company or SpinCo, oral notice) alleging any non-compliance with or Liability under any Environmental Law or Permit required by Environmental Law by the Company or any of its Subsidiaries, the subject of which has not been resolved;

(iii)        No Actions or orders to the extent related to the SpinCo Business or any SpinCo Business Assets are pending or threatened in writing or, to the Knowledge of the Company or SpinCo, threatened orally against the Company or any of its Subsidiaries either pursuant to any Environmental Law or arising from the Release or presence of or exposure to Hazardous Materials;

(iv)        Neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any other Person, has Released Hazardous Materials at on, upon, into or from the SpinCo Owned Real Property or real property that is or will be the subject of a SpinCo Real Property Lease or, to the extent related to the SpinCo Business, any other property at concentrations or under conditions that would result in SpinCo, the Company or any Subsidiary incurring Liability or a requirement for notification, investigation or remediation under Environmental Laws; and

(v)         Neither the Company nor any Subsidiary has assumed by Contract any liabilities or obligations related to the SpinCo Business pursuant to Environmental Laws.

Section 5.21          Affiliate Matters. Except for Contracts solely between or among the SpinCo Entities or Contracts for employment, compensation or benefit agreements or arrangements with directors, officers and employees made in the ordinary course of business or as set forth on Section 5.21 of the SpinCo Disclosure Schedule, no SpinCo Entity is party to any SpinCo Affiliate Contract.

Section 5.22          Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar commission, for which Parent, Merger Subs or any of the SpinCo Entities would be liable in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of any SpinCo Entity.

Section 5.23         Proxy Statement; Registration Statements. None of the information regarding any of the Company or any of its Subsidiaries (including the SpinCo Entities), the SpinCo Business, or the transactions contemplated by this Agreement or any Transaction Document to be provided by the Company or SpinCo or any of their respective Subsidiaries specifically for inclusion in, or incorporation by reference into, the Proxy Statement, the Parent Registration Statement, the SpinCo Registration Statement or the documents relating to the Distribution that are filed with the SEC and/or distributed to Company stockholders or Parent stockholders (the “Distribution Documents”) will, in the case of the Proxy Statement and the Distribution Documents or any amendment or supplement thereto, at the time of the first mailing of the Proxy Statement and the Distribution Documents and of any amendment or supplement thereto, or, in the case of the Parent Registration Statement or the SpinCo Registration Statement, at the time such registration statement becomes effective, on the date of the Parent Stockholders Meeting, at the Distribution Date or at the First Merger Effective Time, contain an untrue or false statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not false or misleading. The SpinCo Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act, as the case may be, except that no representation is made by the Company or SpinCo with respect to information provided by Parent specifically for inclusion in, or incorporation by reference into, the SpinCo Registration Statement.

Section 5.24          Board and Shareholder Approval. Each of the Company Board, the DutchCo Board and the SpinCo Board, at a meeting duly called and held or by written consent, has by unanimous vote of all directors present or unanimous consent, (a) approved (including by way of delegated authority) this Agreement, the Separation and Distribution Agreement and the other Transaction Documents and authorized and approved the execution, delivery and performance hereof and thereof and the consummation of the transactions contemplated hereby and thereby, including the Mergers and the Separation, and (b) in respect of the SpinCo Board, declared each of them advisable, fair to and in the best interests of SpinCo and its sole stockholder. As of the date hereof, the sole shareholder of SpinCo is DutchCo, and as of immediately prior to the Distribution the sole shareholders of SpinCo will be DutchCo, the Company or a Subsidiary thereof. Immediately after the execution of this Agreement, DutchCo will approve and adopt, as SpinCo’s sole shareholder, this Agreement and the Transaction Documents and the transactions contemplated hereby and thereby, including the Mergers and the SpinCo Share Issuance (the “SpinCo Shareholder Approval”). The approval of the Company’s shareholders is not required to effect the transactions contemplated by the Separation and Distribution Agreement, this Agreement or any of the other Transaction Documents. Upon obtaining the SpinCo Shareholder Approval, the approval of SpinCo’s shareholders after the Distribution Date will not be required to effect the transactions contemplated by this Agreement, including the Mergers and the SpinCo Share Issuance, unless this Agreement is amended on or after the Distribution Date.

Section 5.25         Parent Common Stock. Neither the Company nor any of its Subsidiaries, including SpinCo owns (directly or indirectly, beneficially or of record) or will own on the Closing Date nor is a party to any Contract for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of Parent (other than as contemplated by this Agreement).

Section 5.26          Data Privacy.

(a)          Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, the SpinCo Entities and the Company and its Subsidiaries (with respect to the SpinCo Business) and, to the Knowledge of the Company or SpinCo, any Person acting for or on behalf of the SpinCo Entities or the Company or any of its Subsidiaries (with respect to the SpinCo Business) are in compliance with all SpinCo Privacy Requirements. Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, none of the SpinCo Entities or the Company or any of its Subsidiaries (with respect to the SpinCo Business) have, as of the date hereof, received any written notice of any claims, investigations, or regulatory inquiries alleging the violation of any SpinCo Privacy Requirements.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, the SpinCo Entities and the Company and its Subsidiaries (with respect to the SpinCo Business) have implemented and maintained technical and organizational safeguards reasonably designed to protect the SpinCo IT Assets and any Personal Information and Trade Secrets processed by or on behalf of the SpinCo Entities or the Company or any of its Subsidiaries (with respect to the SpinCo Business) against loss, theft, misuse or unauthorized access, use, modification, alteration, destruction or disclosure. Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, there have been no breaches, security incidents, misuses of or unauthorized access to or disclosure of any SpinCo IT Assets or any Personal Information or Trade Secrets processed by or on behalf of the SpinCo Entities or the Company or any of its Subsidiaries (with respect to the SpinCo Business).

(c)          Except as would not have, individually or in the aggregate, a SpinCo Material Adverse Effect, neither the execution of this Agreement and the Transaction Documents nor the consummation of the Transaction Process will violate any applicable SpinCo Privacy Requirements.

Section 5.27          Food Safety.

(a)          Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, in the past two (2) years, the Company and its Subsidiaries (with respect to the SpinCo Business), the SpinCo Entities and all products manufactured, marketed, sold or distributed by the SpinCo Business (the “Products”) have complied, and are in compliance, with (i) the applicable provisions of the Federal Food, Drug, and Cosmetic Act and the applicable regulations and requirements adopted by the U.S. Food and Drug Administration (the “FDA”) thereunder, (ii) the applicable statutes, regulations and requirements of the U.S. Department of Agriculture (the “USDA”), (iii) all applicable statutes enforced by the United States Federal Trade Commission (“FTC”) and the applicable FTC regulations and requirements and (iv) all equivalent or similar regulations and requirements (including but not limited to all applicable regulations and requirements in relation to food safety and hygiene, labelling, claims and information, composition, registration, and traceability and corrective action) in the Top Ten Revenue Jurisdictions, (v) any applicable requirements established by any state, provincial or local Governmental Authority responsible for regulating food products in the Top Ten Revenue Jurisdictions (“Food Authority” ) (including the FDA and the USDA in the U.S.), and (vi) all terms and conditions imposed in any Permits granted to the SpinCo Business by any Food Authority.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, the SpinCo Business has not, in the past two (2) years, voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement relating to an alleged lack of safety or regulatory compliance of any Product in the Top Ten Revenue Jurisdictions.

(c)          Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, in the past two (2) years, there have been no actions, pending, or to the Knowledge of SpinCo, threatened with respect to a violation by the SpinCo Business of any applicable statute or regulation enforced by any of the Food Authorities in the Top Ten Revenue Jurisdictions, with regard to the manufacture, marketing or distribution of any of the Products that would be reasonably expected to result in administrative, civil or criminal liability of the SpinCo Business.

Section 5.28         No Other Representations and Warranties. Except as expressly set forth in Article VI or in any Transaction Document, (a) the Company and SpinCo each acknowledges and agrees that neither Parent, Merger Subs nor any of their Affiliates, nor any of their respective Representatives has made, or is making, any express or implied representation or warranty whatsoever with respect to Parent, Merger Subs or any of its Affiliates, or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and (b) the Company and SpinCo each further acknowledges and agrees that neither Parent nor any of its Affiliates shall be liable in respect of the accuracy or completeness of any information provided to the Company, SpinCo or any of its respective Affiliates or Representatives. Without limiting the generality of the foregoing, except as expressly set forth in Article VI or in any Transaction Document, each of the Company and SpinCo acknowledges and agrees that no representations or warranties are made with respect to any projections, forecasts, estimates or budgets with respect to Parent or any of its Subsidiaries that may have been made available, in the Parent Datasite or otherwise, to the Company, SpinCo or any of their Representatives, and expressly disclaim reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made to, or made available to, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement, and notwithstanding the distribution, disclosure or other delivery to the Company, SpinCo or any of their Representatives of any document or other information with respect to any one or more of the foregoing, and waive any claims or causes of actions relating thereto, other than those for Fraud. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in this Agreement (including the Parent Disclosure Schedule), any information, documents or other materials (including any such materials contained in the Parent Datasite or otherwise reviewed by the Company, SpinCo or any of their respective Affiliates or Representatives) or management presentations that have been or shall hereafter be provided to the Company, SpinCo or any of their respective Affiliates or Representatives are not and will not be deemed to be representations or warranties of Parent or Merger Subs, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as expressly set forth in Article VI of this Agreement or in any Transaction Document. In entering into this Agreement, the Company and SpinCo acknowledge and agree that they have relied solely upon their own investigation and analysis, and the Company and SpinCo acknowledge and agree, to the fullest extent permitted by Law, that Parent, Merger Subs and their Affiliates and their respective Representatives shall not have any Liability or responsibility whatsoever to the Company or SpinCo or any of their respective Representatives on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to the Company or SpinCo or their Affiliates or any of their respective Representatives, including in respect of the specific representations and warranties of set forth in Article VI of this Agreement or any Transaction Document, except as and only to the extent expressly set forth herein or therein with respect to such representations and warranties and subject to the limitations and restrictions contained herein or therein.

Article VI

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBs

Except as otherwise disclosed or identified in (a) the Parent SEC Documents filed and publicly available on the SEC’s EDGAR database at least one (1) Business Day prior to the date hereof (excluding any disclosures of factors or risks contained or references therein under the captions “Risk Factors” or “Forward-Looking Statements” to the extent they are forward-looking statements and any other similar general, predictive or cautionary statements) or (b) the corresponding section or subsection of the Parent Disclosure Schedule (it being understood that each such disclosure shall also apply to each other representation and warranty contained in this Article VI to the extent that it is reasonably apparent on the face of such disclosure that it is relevant to or applies to such representation or warranty), Parent and Merger Subs, jointly and severally, hereby represent and warrant to the Company, DutchCo and SpinCo as follows:

Section 6.1            Organization of Parent and Merger Subs.

(a)          Parent has been duly incorporated and is validly existing and in good standing as a Maryland corporation and has all requisite corporate power and authority to own, lease and operate its assets in the manner in which such assets are now owned, leased and operated and to conduct its business as it is now being conducted, except as would not reasonably be expected to be material to Parent and its Subsidiaries (taken as a whole). Parent has made available to the Company true and complete copies of the Organizational Documents of Parent, and (i) except as contemplated by this Agreement, Parent has not taken any action, nor is any action pending or contemplated, to amend or restate such Organizational Documents, (ii) such Organizational Documents are in full force and effect and (iii) Parent is not in violation of any such Organizational Document. Parent is duly licensed or qualified and in good standing (or equivalent status, as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status, as applicable), except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)          Merger Sub I is a corporation duly organized, validly existing and in good standing under the Laws of Delaware. Merger Sub I is a direct wholly owned Subsidiary of Parent. The copies of the Organizational Documents of Merger Sub I which were previously furnished or made available to the Company are true and complete copies of such documents as in effect on the date of this Agreement.

(c)          Merger Sub II is a limited liability company duly organized, validly existing and in good standing under the Laws of Delaware. Merger Sub II is a direct wholly owned Subsidiary of Parent. The copies of the Organizational Documents of Merger Sub II which were previously furnished or made available to the Company are true and complete copies of such documents as in effect on the date of this Agreement.

Section 6.2           Due Authorization. Each of Parent, Merger Sub I and Merger Sub II has all requisite corporate or limited liability company power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party at the First Merger Effective Time and (subject to the receipt of the Consents described in Section 6.6 and the Parent Stockholder Approval) to consummate the transactions contemplated hereby and thereby (subject, in the case of the First Merger, to the Merger Sub Stockholder Approval, which will occur promptly (and in any event within twenty-four (24) hours) after the execution of this Agreement). The execution and delivery by each of Parent, Merger Sub I and Merger Sub II of this Agreement and the Transaction Documents to which it is or will be a party at the First Merger Effective Time and the consummation by each of Parent, Merger Sub I and Merger Sub II of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all necessary and proper corporate or limited liability company action on its part, and, except for the Parent Stockholder Approval, no other corporate action on the part of Parent, Merger Sub I or Merger Sub II is necessary to authorize this Agreement or the Transaction Documents to which it is or will be a party at the First Merger Effective Time. Each of this Agreement and the Transaction Documents to which it is or will be a party at the First Merger Effective Time has been, or when executed and delivered will be, duly and validly executed and delivered by Parent and (assuming that this Agreement or such other applicable Transaction Documents to which each of the Company or SpinCo is or will be a party at the First Merger Effective Time constitutes a legal, valid and binding obligation of each of the Company and SpinCo (as applicable)) constitutes or will constitute a legal, valid and binding obligation of Parent, Merger Sub I and Merger Sub II (as applicable), enforceable against Parent, Merger Sub I and Merger Sub II (as applicable) in accordance with its terms, subject to the Remedies Exception.

Section 6.3            Capital Stock and Other Matters.

(a)          As of the date hereof, the authorized capital stock of Parent consists of (i) 640,000,000 shares of Parent Voting Common Stock, (ii) 640,000,000 shares of Parent Non-Voting Common Stock and (iii) 30,000 shares of five percent (5%) preferred stock, par value $100.00 each (“Parent Preferred Stock”). As of the Closing, following the Parent Charter Amendment (and assuming receipt of the Parent Stockholder Approval), the authorized capital stock of Parent shall consist of 871,000,000 shares of Parent Voting Common Stock and 871,000,000 shares of Parent Non-Voting Common Stock. At the close of business on March 26, 2026: (A) 14,856,212 shares of Parent Voting Common Stock were issued and outstanding; (B) 253,986,983 shares of Parent Non-Voting Common Stock were issued and outstanding; (C) 11,673,999 shares of Parent Common Stock were reserved for issuance pursuant to the Parent Stock Plans, of which 5,256,048 shares of Parent Common Stock were issuable upon exercise of outstanding Parent Options; (D) 1,064,735 shares of Parent Common Stock were issuable upon the vesting and settlement of Parent RSU Awards; (E) 567,367 shares of Parent Common Stock were issuable upon the vesting and settlement of Parent PSU Awards (assuming the achievement of applicable performance metrics at the target level of performance); (F) no shares of Parent Common Stock were held by Parent’s Subsidiaries; and (G) no shares of Parent Preferred Stock were issued and outstanding. All of the issued and outstanding shares of Parent Common Stock have been, and all shares of Parent Common Stock issued pursuant to the First Merger will be at the Closing duly authorized and validly issued, fully paid and nonassessable and have not been, issued in violation of any preemptive or similar rights.

(b)          No bonds, debentures, notes or other indebtedness of Parent or any of the Parent Subsidiaries having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of shares of capital stock of Parent (including Parent Common Stock) may vote (“Parent Voting Debt”) are, or as of the First Merger Effective Time will be, issued or outstanding.

(c)          As of the date hereof, the authorized capital stock of Merger Sub I consists of 1,000 shares of common stock.

(d)          As of the date hereof, the authorized capital of Merger Sub II consists of membership interests representing 100% of the outstanding membership interests of Merger Sub II.

(e)          Except as expressly set forth in paragraph (a) above, or in connection with the Mergers, as of the date hereof, there are no (i) outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of capital stock of Parent, or any other commitments or agreements providing for the issuance, sale, repurchase or redemption of shares of capital stock of Parent, (ii) agreements of any kind which may obligate Parent to issue, purchase, redeem or otherwise acquire any of its shares of capital stock or (iii) voting trusts, proxies or other agreements or understandings with respect to the voting shares of capital stock of Parent.

Section 6.4            Subsidiaries.

(a)           Section 6.4(a) of the Parent Disclosure Schedule sets forth a list of the Parent Subsidiaries and their respective jurisdictions of organization, as of the date hereof. Each Parent Subsidiary has been duly organized and is validly existing under the Laws of its jurisdiction of organization and has all requisite organizational power and authority to own, lease and operate its assets where such assets are now owned, leased, and operated and to conduct its business as it is now being conducted.

(b)          Each Parent Subsidiary is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Other than the Subsidiaries set forth on Section 6.4(a) of the Parent Disclosure Schedule, as of the date hereof, Parent does not own or hold, directly or indirectly, any Interest in any other Person.

Section 6.5          Capitalization of Subsidiaries. The issued and outstanding Interests of each of the Parent Subsidiaries have been duly authorized and validly issued and, as applicable, are fully paid and nonassessable. Parent, directly or indirectly, owns legal and beneficial title to all the issued and outstanding Interests of the Parent Subsidiaries, free and clear of any Liens (other than those set forth in their respective Organizational Documents or arising pursuant to applicable securities Laws or created by this Agreement). There are no outstanding options, warrants, rights or other securities exercisable or exchangeable for Interests of such Parent Subsidiaries, any other commitments or agreements providing for the issuance, sale, repurchase or redemption of Interests of such Parent Subsidiaries, and there are no agreements of any kind which may obligate any Parent Subsidiary to issue, purchase, redeem or otherwise acquire any of its Interests.

Section 6.6           Governmental Consents. Assuming the accuracy of the representations and warranties of the Company and SpinCo set forth in Article IV and Article V, no Consent of, with or to any Governmental Authority is required to be obtained or made by Parent or any of the Parent Subsidiaries in connection with the execution, delivery or performance by Parent and Merger Subs of this Agreement or the Transaction Documents to which Parent, Merger Sub I or Merger Sub II is or will be a party at the First Merger Effective Time or the consummation by Parent and Merger Subs of the transactions contemplated hereby or thereby, except for: (a) any Premerger Notification and Report Form required under and in compliance with the HSR Act or other filings in connection with the Requisite Regulatory Approvals; (b) the filing of the Certificates of Merger with the Secretary of State of the State of Delaware pursuant to the provisions of the DLLCA and the DGCL, as applicable, and the acceptance for record of the Articles of Amendment by the SDAT; (c) the rules and regulations of NYSE; (d) applicable requirements of state securities or “blue sky” Laws, the Securities Act and the Exchange Act; (e) any Consents required to be obtained in connection with the Separation Steps Plan which are necessary to complete the Reorganization; and (f) Consents the failure of which to be made or obtained would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.7           No Conflict. Subject to the receipt of the Consents described in Section 6.6, the execution and delivery by each of Parent, Merger Sub I and Merger Sub II of this Agreement and the Transaction Documents to which it is or will be a party at the First Merger Effective Time and the consummation by Parent, Merger Sub I and Merger Sub II of the transactions contemplated hereby and thereby (for the avoidance of doubt, including performance of the Transaction Documents following the Closing by Parent and the Parent Subsidiaries, other than the SpinCo Entities) do not and will not as of the First Merger Effective Time: (a) violate any provision of, or result in the breach of, any Law applicable to Parent and the Parent Subsidiaries or by which any of its assets or properties is bound; (b) with or without lapse of time or the giving of notice or both, require a consent or approval under, conflict with, result in a violation or breach of, or constitute a default under, result in the acceleration of, or create in any party the right to accelerate, terminate or cancel any Parent Material Contract; or (c) violate any provision of the Organizational Documents of Parent, or Merger Subs, except, in the case of clauses (a) and (b), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.8            Parent Reports and Financial Statements.

(a)          Parent has timely filed or furnished with the SEC all Parent SEC Documents. As of their respective filing dates (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Parent SEC Documents (including any amendments thereto) complied in all material respects, and each other form, report, schedule, statement, prospectus or other document filed by Parent or any of its Subsidiaries after the date hereof and prior to the First Merger Effective Time (the “Additional Parent SEC Documents”) will comply in all material respects, with the requirements of the Securities Act, the Exchange Act and the applicable regulations promulgated thereunder, as the case may be, and none of such Parent SEC Documents when filed contained (or, with respect to the Additional Parent SEC Documents, will contain) any untrue statement of a material fact or omitted (or, with respect to the Additional Parent SEC Documents, will omit) to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not false or misleading. The consolidated financial statements (including all related notes and schedules) of Parent included or incorporated by reference in the Parent SEC Documents when filed complied (or, with respect to the Additional Parent SEC Documents, will comply) as to form with the published rules and regulations of the SEC with respect thereto, in each case in effect at the time of such filing. The audited consolidated financial statements and unaudited consolidated interim financial statements included in the Parent SEC Documents and the Additional Parent SEC Documents fairly present in all material respects (or, with respect to the Additional Parent SEC Documents, will fairly present in all material respects) the financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the results of operations and changes in cash flows or changes in stockholders’ equity or other information included therein for the periods or as of the respective dates then ended, in each case except as otherwise noted therein and subject, in the case of unaudited interim statements, to normal year-end audit adjustments. Each of the financial statements (including the related notes) of Parent included in the Parent SEC Documents have been prepared in accordance with GAAP, consistently applied throughout the periods covered, except as otherwise noted therein and, in the case of unaudited statements, as permitted by Form 10-Q or any successor form under the Exchange Act, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments.

(b)          Parent has established and maintains a system of internal controls that comply in all material respects with applicable Law and that are designed to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The internal controls are overseen by the audit committee of the Parent Board (the “Parent Audit Committee”). Since November 30, 2025, Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s independent auditor and the Parent Audit Committee (the material circumstances of which (if any) have been made available to the Company) (a) any significant deficiency or material weakness in Parent’s internal controls and (b) any Fraud involving management or other employees who have a significant role in Parent’s internal controls. Since November 30, 2025, neither Parent nor any Parent Subsidiary has received any material, unresolved complaint, allegation, assertion or claim regarding the impropriety of any accounting or auditing practices, procedures, methodologies or methods of Parent or any Parent Subsidiary or their respective internal accounting controls.

Section 6.9           No Undisclosed Liabilities. There is no Liability of Parent and the Parent Subsidiaries (excluding any Liabilities related or attributable to Taxes) whether or not of a type required to be reflected or reserved for on a consolidated balance sheet of Parent and its consolidated Subsidiaries or in the notes thereto prepared in accordance with GAAP, except for: (a) Liabilities reflected or reserved for in the financial statements of Parent included in the Parent SEC Documents or disclosed in the notes thereto; (b) Liabilities that have arisen since November 30, 2025 in the ordinary course of the operation of the Parent Business; (c) Liabilities arising out of or in connection with this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby; (d) Liabilities for future performance under existing Contracts unrelated to any breach or default by Parent or its Subsidiaries; or (e) Liabilities that have not had and would not reasonably be expected to be material to the Parent and the Parent Subsidiaries, taken as a whole.

Section 6.10          Litigation and Proceedings. (a) There are no, and in the past two (2) years have been no, Actions pending or, to the Knowledge of Parent, threatened in writing against Parent or any Parent Subsidiary and (b) to the Knowledge of Parent, Parent is not subject to any judgment, decree, injunction or order of or investigation or inquiry by any Governmental Authority, except, in each case of clauses (a) and (b), as would not reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole.

Section 6.11          Real Property. (a) Parent and the Parent Subsidiaries have good and marketable fee simple title (or the applicable local equivalent) to all material Parent Owned Real Property, free and clear of all Liens, except Permitted Liens, (b) Parent and the Parent Subsidiaries have a valid and enforceable leasehold interest in all real property leased by Parent or its applicable Subsidiary, free and clear of any Liens created by Parent or the Parent Subsidiaries (as applicable), subject to the Remedies Exception and any Permitted Liens and (c) as of the date hereof, neither Parent nor any of its Subsidiaries has received written notice of any pending condemnation, expropriation, eminent domain or similar Action affecting all or any portion of the Parent Owned Real Property that is material to Parent and the Parent Subsidiaries (taken as a whole), except, in each case of clauses (a), (b) and (c), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.12          Tax Matters.

(a)          Except as would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect:

(i)          (A) all Tax Returns required to be filed by Parent or any of the Parent Subsidiaries have been timely filed (taking into account applicable extensions), (B) all such Tax Returns are true, correct and complete, and (C) all Taxes required to be paid, whether or not shown as due on such Tax Returns, have been paid, in the case of each of clauses (A) through (C), except to the extent adequate reserves therefor in accordance with GAAP have been provided on the financial statements of Parent contained in the Parent SEC Documents;

(ii)         (A) no Governmental Authority has asserted any written claim, assessment or deficiency for Taxes against Parent or any Parent Subsidiary (and, to the Knowledge of Parent, no such claim, assessment or deficiency has been threatened or proposed in writing), except for deficiencies which have been satisfied by payment, settled or withdrawn and (B) no claim, audit or other proceeding by any Governmental Authority is pending or threatened in writing with respect to any Taxes of Parent or any of the Parent Subsidiaries;

(iii)        neither Parent nor any Parent Subsidiary has any Liability for Taxes of any Person (other than Parent or any Parent Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor or by operation of Law or contract (other than customary commercial, leasing or employment contracts the primary purposes of which do not relate to Taxes);

(iv)        within the last three (3) years, no claim has been made in writing by any Tax authority in a jurisdiction where Parent or any Parent Subsidiary has not filed Tax Returns of a particular type that Parent or such Parent Subsidiary is or may be subject to Tax of such type by, or required to file Tax Returns with respect to Taxes of such type in, such jurisdiction;

(v)         neither Parent nor any Parent Subsidiary is or has been subject to Tax in any country other than its country of incorporation by virtue of having a permanent establishment or taxable presence in that country; and

(vi)        there are no Liens for Taxes (other than Permitted Liens) upon the assets of Parent or any of the Parent Subsidiaries.

(b)          Within the past two (2) years, neither Parent nor any Parent Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code.

(c)          Merger Sub II is classified as an entity disregarded as separate from Parent for U.S. federal income Tax purposes.

(d)          Neither Parent nor any Parent Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(e)           Provided that the Company has not made the U.S. Asset Sale Election and assuming the Company complies with the covenants set forth in Section 7.3(h), neither Parent nor any of the Parent Subsidiaries has taken or agreed to take any action or knows of the existence of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent or impede (i) the Tax-Free Status, (ii) the Company from delivering the Company Distribution Tax Representations, (iii) SpinCo from delivering the SpinCo Distribution Tax Representations or the SpinCo Merger Tax Representations, (iv) Parent from delivering the Parent Tax Representations, (v) the Company from receiving the IRS Ruling, if requested, or (vi) the Company from receiving the Closing Tax Opinions.

(f)           Each of the Merger Subs was formed solely for the purpose of engaging in the Mergers, and does not have any assets and has not engaged in any business activities or conducted any operations other than in connection with the Mergers.

Section 6.13         Absence of Changes. Since November 30, 2025, there has not been any Parent Material Adverse Effect and except in connection with the transactions contemplated by this Agreement and the other Transaction Documents, through the date hereof, Parent and the Parent Subsidiaries have, in all material respects, conducted their respective business in the ordinary course of business. Merger Sub I is a newly formed corporation and has not conducted any activities other than in connection with the organization of Merger Sub I, the negotiation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby. Merger Sub II is a newly formed limited liability company and has not conducted any activities other than in connection with the organization of Merger Sub II, the negotiation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby.

Section 6.14          Material Contracts.

(a)           Except as set forth in Section 6.14(a) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries are parties to or otherwise bound by or subject to (Contracts of the following types, the “Parent Material Contracts”):

(i)            any Contract that materially limits or purports to materially limit the ability of the Parent Business to compete in any line of business or in any geographic region in the world, or that requires the Parent Business to provide any product or service to another Person at pricing that is at least the same or better than the pricing it provides for the same or similar product or service to any other Person, in each case, that is material to the Parent Business taken as a whole;

(ii)          any Contract that is a settlement, conciliation or similar agreement with any Governmental Authority or that otherwise involves any settled or threatened claim, action, suit or proceeding pursuant to which the Parent Business has (or will have after the Closing) any monetary or other material outstanding obligation, and in each case, that is material to the Parent Business taken as a whole;

(iii)          other than in connection with the Financing or Permanent Financing, any Contract that relates to the creation, incurrence, assumption or guarantee of any indebtedness for borrowed money or any bonds, debentures, notes or similar instruments, in each case, in excess of $20,000,000; and

(iv)          any Contract not otherwise described in any other subsection of this Section 6.14(a) that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to Parent (other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K of the SEC and those Contracts that constitute Parent SEC Documents and were available on the SEC’s EDGAR database prior to the date hereof).

(b)           Parent has made available to the Company copies of each Parent Material Contract that are correct and complete in all material respects (subject to any redaction of information deemed competitively sensitive by Parent or pursuant to applicable Law or contractual obligation to which Parent is bound). Each Parent Material Contract is valid and binding on Parent or its Subsidiaries, as applicable, and, to the Knowledge of Parent, the counterparty thereto, and is in full force and effect and enforceable in accordance with its terms, subject to the Remedies Exception. Except as would not reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole, neither Parent nor any of its Subsidiaries is, nor, to the Knowledge of Parent, is any counterparty thereto, in breach of, or default under, any Parent Material Contract.

Section 6.15          Labor Relations.

(a)          Section 6.15(a) of the Parent Disclosure Schedule lists each material Collective Bargaining Agreement in effect as of the date hereof between Parent or any of its Subsidiaries, on the one hand, and a trade union, works council, employee representative body or labor organization (covered by the National Labor Relations Act) in the Parent Employee Material Jurisdictions, on the other hand (a “Parent CBA”); provided that with respect to each Parent CBA in a Parent Employee Non-Material Jurisdiction, such lists shall be provided by Parent to the Company during the ninety (90)-day period following the date hereof. To the Knowledge of Parent and with respect to the Parent Employee Material Jurisdictions, (i) no petition for recognition of a labor organization for the representation of the employees of Parent or any of its Subsidiaries is pending or threatened, and (ii) there has not, during the last two (2) years, been any (or threat of any), there are no pending, and no Person has threatened to commence any, strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, or union organizing activity affecting Parent or any of its Subsidiaries where it had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)         There are no pending, or to the Knowledge of Parent, threatened, unfair labor or other employment-related practice charges, complaints or other grievances or Actions by or before any Governmental Authority arising under any applicable Law governing labor or employment (or pursuant to any Parent CBA) in connection with or otherwise related to any current or former employees of Parent and its Subsidiaries, other than any such charges, grievances or Actions that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries are and for the twelve (12) months prior to the date hereof have been in compliance with each Parent CBA in all material respects to the extent that non-compliance would not have a Parent Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there are no employment disputes, including, without limitation, any dispute relating to unfair labor practices, labor arbitrations, labor grievances, employment discrimination, misclassification, harassment or retaliation, made by or on behalf of any current or former employee of Parent currently subject to any grievance procedure, arbitration, litigation or other proceeding.

(c)          Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, for the past two (2) years, Parent has been in compliance with all Laws relating to terms and conditions of employment, employment practices, employment discrimination and harassment, civil rights, WARN and any similar state or local plant closures and mass layoffs Laws, wages (including minimum wage and overtime), hours of work, meal and rest breaks, withholdings and deductions, classification and payment of employees, independent contractors and consultants, employment equity, collective bargaining, occupational health and safety, workers’ compensation, immigration, and all other labor or employment-related matters with respect to the current or former employees of Parent and its Subsidiaries and there has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the employees of Parent or its Subsidiaries in the Parent Employee Material Jurisdictions.

(d)          Section 6.15(d) of the Parent Disclosure Schedule identifies all works councils or employee representative bodies that will need to be informed and consulted with respect to the transactions contemplated by this Agreement and the Separation and Distribution Agreement, including the Asset Purchase Agreement, other than those works councils and employee representative bodies with respect to which the failure to inform or consult would not reasonably be expected to (i) materially impair, materially delay or otherwise have a material adverse effect on, in each case individually or in the aggregate, the ability of the Parent to perform its obligations hereunder or under the Separation and Distribution Agreement or the Asset Purchase Agreement or to consummate the transactions contemplated hereby and thereby, including the Mergers and the Separation or (ii) have a Parent Material Adverse Effect.

(e)          Parent and its Subsidiaries have reasonably investigated all material allegations of sexual or other harassment that have been reported in the past two (2) years regarding any employee of the Parent or any of its Subsidiaries at or above the salary grade of 99, and none of the Parent or any of its Subsidiaries have entered into any settlement agreement with any other Person with respect to allegations of sexual or other harassment by any employee of the Parent and its Subsidiaries at or above salary grade level 99.

(f)           Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, with respect to each employee of the Parent or any of its Subsidiaries, the Parent and its Subsidiaries, as applicable, have paid all wages, salaries, profit sharing, wage premiums, commissions, bonuses, fees, allowances, subsidies, reimbursement, overtime payment, social security contributions, housing fund contributions, severance or redundancy payments and other compensation which have come due and payable to any current or former employee thereof under applicable Law or Contract.

Section 6.16        Compliance with Law; Permits.

(a)          Except for Environmental Laws (which are addressed exclusively in Section 6.19), Parent and the Parent Subsidiaries are, and during the past two (2) years, (i) have been in material compliance with all applicable Laws and (ii) have not received notice from any Governmental Authority alleging any material non-compliance with or possible violation of any applicable Law or that Parent or any of the Parent Subsidiaries is subject to any material non-ordinary course inspection, investigation, survey, audit or other review.

(b)          Parent and the Parent Subsidiaries have (i) during the last five (5) years, complied in all material respects with all applicable Anticorruption Laws, and (ii) have and have implemented policies and controls reasonably designed to promote compliance with the Anticorruption Laws.

(c)          None of Parent or any of its Subsidiaries or any of their respective employees or, to the Knowledge of Parent, any agent or other third-party representative acting on behalf of Parent or its Subsidiaries, is currently, or has been at any time in the past two (2) years, (i) a Sanctioned Person; (ii) engaged in any dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country in violation of Sanctions; or (iii) engaged in any dealings or transactions in violation of Sanctions or Trade Controls.

(d)          None of Parent or any of its Subsidiaries has (i) received from any Governmental Authority or any Person any written notice, inquiry, or internal or external allegation; (ii) made any voluntary or involuntary disclosure to a Governmental Authority; or (iii) conducted any internal investigation or audit, in each case of clauses (i)-(iii) concerning any actual or potential violation or wrongdoing related to Sanctions or Trade Controls. There are no pending or, to the Knowledge of Parent, threatened claims against Parent or any of its Subsidiaries with respect to Sanctions or Trade Controls.

Section 6.17          Parent Benefit Plans.

(a)          Section 6.17(a) of the Parent Disclosure Schedule sets forth a list, as of the date hereof, of each material Parent Benefit Plan maintained in the Parent Employee Material Jurisdictions; provided that with respect to each Parent Foreign Benefit Plan, such lists may be provided during the ninety (90)-day period following the date hereof; provided, further, that with respect to each material Parent Benefit Plan in a Parent Employee Non-Material Jurisdiction, such lists shall be provided by Parent to the Company during the ninety (90)-day period following the date hereof.

(b)          As applicable with respect to each of the material Parent Benefit Plans listed in Section 6.17(a) of the Parent Disclosure Schedule, Parent has made available to the Company (or will, within ninety (90) days following the date hereof, make available) true and complete copies of (i) the applicable plan document (including all amendments thereto) and (ii) the following documents, if applicable: (A) the most recent summary plan description including any summary of material modifications and the most recent actuarial valuations, (B) the last filed Form 5500 series and all schedules thereto, (C) the most recent determination, opinion or advisory letter issued by the IRS and (D) any non-routine communications with any Governmental Authority in the past three (3) years.

(c)           Each Parent Benefit Plan intended to be qualified under Section 401(a) of the Code (i) has received a favorable determination letter from the IRS (or is entitled to rely upon a favorable opinion letter issued by the IRS), and (ii) no such determination or opinion letter has been revoked nor, to Parent’s Knowledge, is any such revocation threatened. Each Parent Benefit Plan which is a “nonqualified deferred compensation plan” subject to Section 409A has been operated and maintained in all material respects in operational compliance with, and is in all material respects in documentary compliance with, Section 409A of the Code and all IRS guidance promulgated thereunder, and no amount under any such plan, agreement or arrangement is, has been or would reasonably be expected to be subject to any additional Tax, interest or penalties under Section 409A of the Code.

(d)          Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each of the Parent Benefit Plans has been operated, funded and administered in all respects in accordance with its terms and in compliance with applicable Law, including ERISA and the Code, (ii) as of the date of this Agreement, there are no issued, pending or, to Parent’s Knowledge, threatened claims, actions, investigations or audits (other than routine claims for benefits) against any of the Parent Benefit Plans, (iii) all required contributions and other payments to each Parent Benefit Plan that have become due have been timely made or, if not yet due, properly accrued, (iv) there has been no “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA or breach of fiduciary duty (as determined under ERISA) with respect to any Parent Benefit Plan, (v) neither Parent nor any of its Subsidiaries has incurred (whether or not assessed) any Liability that has not been satisfied under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code, (vi) all material reports, returns, and similar documents required to be filed with any Governmental Authority or distributed to any Parent Benefit Plan participant have been timely filed or distributed and (vii) Parent and its Subsidiaries have complied with applicable Law relating to the Parent Benefit Plans. No Action with respect to the administration or the investment of the assets of any Parent Benefit Plan (other than routine claims for benefits) is issued, pending, or to the Knowledge of Parent, threatened.

(e)          Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, with respect to any Parent Benefit Plan (whether or not) subject to Title IV of ERISA, (i) there does not exist any failure to meet the “minimum funding standard” of Section 412 of the Code or 302 of ERISA (whether or not waived) or such other equivalent requirement in respect of a Parent Foreign Benefit Plan, (ii) such plan is not in “at-risk” status for purposes of Section 430 of the Code or such other equivalent status in respect of a Parent Foreign Benefit Plan, (iii) no reportable event within the meaning of Section 4043(c) of ERISA or such other equivalent event in respect of a Parent Foreign Benefit Plan has occurred in the two (2) years prior to the date hereof, (iv) all premiums to the PBGC have been timely paid in full, and (v) the PBGC has not instituted proceedings to terminate any such plan. No Parent Benefit Plan is, or within the past six (6) years has been, an employee benefit plan subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code. Neither Parent nor any of its ERISA Affiliates has, at any time during the preceding six (6) years, contributed to, been obligated to contribute to or had any liability (including any contingent liability) with respect to, any Multiemployer Plan or a plan that has two (2) or more contributing sponsors, at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its ERISA Affiliates have any actual or contingent liability or has had such liability during the prior six (6) years under Title IV of ERISA and, to the Knowledge of Parent, no condition exists that presents a material risk to Parent or its ERISA Affiliates of incurring any such Liabilities. No Title IV liability will be triggered for Parent or any of its Subsidiaries, and no such Liability to a Parent Foreign Benefit Plan will be triggered for Parent or any or its Subsidiaries, as a result of the Transactions.

(f)           Neither the execution and delivery of this Agreement nor the consummation of the Transactions shall, either alone or in combination with another event: (i) entitle any current employee of Parent or any of its Subsidiaries to severance pay, unemployment compensation or any other benefits or payments, (ii) accelerate the time of payment, funding or vesting, or materially increase the amount of any payments or benefits due to any such current employee (including the forgiveness of indebtedness), (iii) limit or restrict the right to merge, terminate or amend any Parent Benefit Plan on or after the Closing or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(g)          No Parent Benefit Plan provides for post-retirement or other post-employment health or welfare benefits, other than health care continuation coverage as required by COBRA or ERISA.

(h)          No Parent Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.

(i)            Without limiting the generality of the other representations in this Section 6.17, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Parent Foreign Benefit Plan has been established, maintained and administered in all respects in accordance with its terms and applicable Laws, and if intended to qualify for special tax treatment, meets all the requirements for such treatment, and has obtained any required determination from a Governmental Authority that such Foreign Benefit Plan is in compliance with applicable Law and/or meets all requirements for special tax treatment; (ii) all employer and employee contributions to each Parent Foreign Benefit Plan required by its terms or by applicable Law have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction and any other payments (including insurance premiums) otherwise due in respect of a Parent Foreign Benefit Plan have been paid in full; and (iii) each Parent Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, and no event has occurred since the date of the most recent approval or application therefor relating to any such Parent Foreign Benefit Plan that would reasonably be expected to adversely affect any such approval or good standing.

Section 6.18          Intellectual Property.

(a)          Section 6.18(a) of the Parent Disclosure Schedule includes, as of the date hereof, details of all material Parent Intellectual Property that is subject to any registration, issuance or application to register or issue with any Governmental Authority responsible for granting or issuing such Intellectual Property Rights, including the United States Patent and Trademark Office, its foreign equivalents and domain name registries. (i) The Intellectual Property Rights disclosed in Section 6.18(a)of the Parent Disclosure Schedule are subsisting, and, to the Knowledge of Parent, are enforceable, and (ii) all necessary registration, maintenance and renewal fees have been paid to, and all necessary documents and certificates have been validly executed, delivered and filed (as applicable) with the United States Patent and Trademark Office or equivalent authority anywhere in the world, in each case by the applicable deadline, for the purposes of maintaining such material Parent Intellectual Property disclosed in Section 6.18(a) of the Parent Disclosure Schedule and recording them in the name of Parent or one of its Subsidiaries, in each case of clauses (i) and (ii), except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and, subject to any Intellectual Property Rights that may in accordance with this Agreement, in the reasonable business judgment of Parent, be intentionally abandoned, surrendered or withheld from entering or validating under any national phases in the ordinary course of business consistent with past practice: (A) as of the date hereof and as of the Distribution Time, Parent and its Subsidiaries solely and exclusively own all rights, title and interest in and to the Parent Intellectual Property, in each case, free and clear of all Liens other than Permitted Liens, and (B) the Intellectual Property Rights licensed to Parent and its Subsidiaries pursuant to a valid Contract, together with the Parent Intellectual Property, constitute all Intellectual Property Rights that are used in or necessary for the operation of the Parent Business as it is conducted immediately prior to the Distribution Time; provided that the foregoing is not a representation or warranty with respect to infringement, misappropriation or other violation of Intellectual Property Rights.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and excluding those in the ordinary course and routine office actions and other similar ex parte proceedings with respect to pending applications to register or issue Parent Intellectual Property that may be pending before the United States Patent and Trademark Office or its foreign equivalents, as of the date hereof there are no Actions pending or, to the Knowledge of Parent, threatened in writing, that: (i) allege the conduct of the Parent Business or the use or practice of the Parent Intellectual Property infringes, misappropriates or otherwise violates, or has infringed, misappropriated or otherwise violated, any Person’s Intellectual Property Rights; or (ii) challenges the validity, enforceability or ownership of any Parent Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the conduct of the Parent Business, and the use or practice of the Parent Intellectual Property does not, to the Knowledge of the Parent, infringe, misappropriate, or otherwise violate, and has not in the past six (6) years with respect to Patents and the past three (3) years with respect to all other Intellectual Property Rights (excluding Patents), infringed, misappropriated or otherwise violated any Person’s Intellectual Property Rights.

(c)          Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) to the Knowledge of Parent, no Person is infringing, misappropriating or otherwise violating, or has, in the past six (6) years with respect to Patents and the past three (3) years with respect to all other Intellectual Property Rights (excluding Patents), infringed, misappropriated or otherwise violated any Parent Intellectual Property; and (ii) as of the date hereof, no Action alleging any of the foregoing is pending, or to the Knowledge of Parent, threatened in writing.

(d)          Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality and value of all Trade Secrets included in the Parent Intellectual Property; (ii) no Trade Secret included in the Parent Intellectual Property has been authorized to be disclosed or, to the Knowledge of Parent, has actually been disclosed except to Persons subject to a valid, written agreement containing non-disclosure obligations restricting the disclosure and use of such Trade Secrets; and (iii) Parent or its Subsidiaries have executed valid written Contracts with all current and former employees, consultants and independent contractors of Parent and its Subsidiaries who contributed to the development or creation of any Intellectual Property Rights material to the Parent Business for or on behalf of Parent or any of its Subsidiaries, pursuant to which each such Person has (A) agreed to hold all confidential information and Trade Secrets included in such Intellectual Property Rights in confidence both during and after such Person’s employment or retention and (B) agreed to assign (to the extent not already assigned by operation of law) to Parent or one of its Subsidiaries all of such Person’s right, title and interest in and to all such Intellectual Property Rights.

(e)          Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) neither Parent nor any of its Subsidiaries has used Open Source Software in any manner that would, with respect to any proprietary Software, the copyright in which is Parent Intellectual Property (“Parent Proprietary Software”), (A) requires the disclosure to any third party of any portion of the source code of any such Parent Proprietary Software, (B) requires the licensing of Parent Proprietary Software to any third party for the purpose of making derivative works or (C) imposes any restriction on the consideration to be charged to any third party for the distribution of Parent Proprietary Software; and (ii) Parent and its Subsidiaries are in material compliance with the terms and conditions of all relevant licenses for Open Source Software applicable to the Parent Proprietary Software.

(f)           Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date hereof, Parent and its Subsidiaries own or have a valid right to access and use the Parent IT Assets. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the Parent IT Assets do not, to the Knowledge of Parent, contain any viruses, worms, trojan horses, bugs, faults or other devices, errors, contaminants or effects that: (A) disrupt or adversely affect the functionality of any such Parent IT Assets, except as disclosed in their documentation; or (B) enable or assist any Person to access without authorization any such Parent IT Assets.

(g)          Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, and other than pursuant to the Transaction Documents, to the Knowledge of the Parent, neither the execution of this Agreement or the Transaction Documents nor the consummation of the Transaction Process will (i) result in the loss or impairment of any rights of Parent or any of its Subsidiaries existing as of the Distribution Time in any Intellectual Property Rights (including rights to own or use any of the Parent Intellectual Property) or (ii) require Parent or any of its Subsidiaries to grant to any Person any right to any Parent Intellectual Property.

Section 6.19          Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a)           Parent and its Subsidiaries (i) are, and during the past two (2) years Parent and its Subsidiaries have been, in compliance with Environmental Laws, which compliance includes obtaining, maintaining, and complying with all Permits required under Environmental Laws for the operation of the Parent Business, all of which Permits are in full force and effect, and (ii) have not received written notice from any Governmental Authority or Person (or, to the Knowledge of Parent, oral notice) alleging any non-compliance with or Liability under any Environmental Law or Permit required by Environmental Law by Parent or any of its Subsidiaries, the subject of which has not been resolved;

(b)          no Actions or orders are pending or threatened in writing or, to the Knowledge of Parent, threatened orally against Parent or any of its Subsidiaries either pursuant to any Environmental Law or arising from the Release or presence of or exposure to Hazardous Materials;

(c)           neither Parent nor any of the Parent Subsidiaries, nor to the Knowledge of Parent any other Person, has Released Hazardous Materials at, on, upon, into or from any real property owned or leased by Parent or any of the Parent Subsidiaries or any other property in relation to their respective businesses at concentrations or under conditions that would result in the Parent or any Parent Subsidiary incurring Liability or a requirement for notification, investigation or remediation under Environmental Laws; and

(d)          neither Parent nor any Subsidiary has assumed by Contract any liabilities or obligations pursuant to Environmental Laws.

Section 6.20          Data Privacy.

(a)          Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries and, to the Knowledge of Parent, any Person acting for or on behalf of Parent or any of its Subsidiaries are in compliance with all Parent Privacy Requirements. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries have, as of the date hereof, received any written notice of any claims, investigations, or regulatory inquiries alleging the violation of any Parent Privacy Requirements.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have implemented and maintained technical and organizational safeguards reasonably designed to protect the Parent IT Assets and any Personal Information and Trade Secrets processed by or on behalf of Parent or any of its Subsidiaries against loss, theft, misuse or unauthorized access, use, modification, alteration, destruction or disclosure. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there have been no breaches, security incidents, misuses of or unauthorized access to or disclosure of any Parent IT Assets or any Personal Information or Trade Secrets processed by or on behalf of Parent or any of its Subsidiaries.

Section 6.21          Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar commission, for which Parent, Merger Subs or the SpinCo Entities would be liable in connection with the transactions contemplated by this Agreement based upon arrangements made by Parent or any Parent Subsidiary.

Section 6.22          Proxy Statement; Registration Statements. None of the information regarding Parent or any of the Parent Subsidiaries or the transactions contemplated by this Agreement or any Transaction Document to be provided by Parent or any Parent Subsidiaries specifically for inclusion in, or incorporation by reference into, the Proxy Statement, the Parent Registration Statement, the SpinCo Registration Statement or the Distribution Documents will, in the case of the Proxy Statement and the Distribution Documents or any amendment or supplement thereto, at the time of the first mailing of the Proxy Statement and the Distribution Documents and of any amendment or supplement thereto, or, in the case of the Parent Registration Statement and the SpinCo Registration Statement, at the time such registration statement becomes effective, on the date of the Parent Stockholders Meeting, at the Distribution Date and at the First Merger Effective Time, contain an untrue or false statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not false or misleading. The Proxy Statement and the Parent Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act, as the case may be, except that no representation is made by Parent with respect to information provided by the Company or SpinCo specifically for inclusion in, or incorporation by reference into, the Proxy Statement or the Parent Registration Statement.

Section 6.23          Opinion of Parent Financial Advisors.

(a)           The Parent Board has received the opinion of Rothschild & Co US Inc. to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Merger Consideration to be paid by Parent pursuant to this Agreement is fair, from a financial point of view, to Parent. A copy of such opinion has been delivered or made available to the Company promptly after delivery thereof.

(b)         The Parent Board has received the oral opinion of Citigroup Global Markets Inc. (to be subsequently confirmed by delivery of a written opinion) to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the ownership percentage of 65% represented by the number of shares of Parent Common Stock to be issued in the First Merger to the holders of SpinCo Common Stock provided for pursuant to this Agreement is fair, from a financial point of view, to Parent. A copy of such opinion has been delivered or made available to the Company promptly after delivery thereof.

Section 6.24          Certain Board Findings. The Parent Board, at a meeting duly called and held, unanimously adopted resolutions (a) determining that the terms of the Agreement and the transactions contemplated hereby, including the Parent Share Issuance and the Parent Charter Amendment, are advisable and in the best interests of Parent, (b) approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers, the Parent Share Issuance and the Parent Charter Amendment, (c) resolving to make the Parent Board Recommendation, subject to Section 7.4, and (d) directing that the Parent Share Issuance and the Parent Charter Amendment be submitted to a vote at a meeting of Parent’s stockholders.

Section 6.25          Stockholder Approval Required. No vote of the holders of any class of equity securities of Parent or any of its Subsidiaries is required for the execution and delivery of this Agreement or any other Transaction Documents to which any of Parent or its Subsidiaries is to be a party, the performance by Parent or any of its Subsidiaries of its obligations hereunder and thereunder, or to consummate the Mergers and the other transactions contemplated hereunder and thereunder, except that the consummation of the Parent Share Issuance and the Parent Charter Amendment requires the Parent Stockholder Approval and the consummation of the First Merger requires the Merger Sub Stockholder Approval, which will occur promptly (and in any event within twenty-four (24) hours) after the execution of this Agreement.

Section 6.26          SpinCo Common Stock. Neither Parent nor any of the Parent Subsidiaries owns or will own (directly or indirectly, beneficially or of record) on the Closing Date, nor is Parent or any of the Parent Subsidiaries a party to any Contract for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of SpinCo (other than as contemplated by this Agreement) or the Company.

Section 6.27          No Stockholders Rights Plan; No Antitakeover Law. As of the date hereof, other than as provided in the Organizational Documents of Parent, there is no stockholder rights plan, “poison pill,” antitakeover plan or other similar device in effect, to which Parent or any of its Subsidiaries is a party or otherwise bound. Assuming the accuracy of the representations contained in Section 5.25, as of the First Merger Effective Time, there will be no stockholder rights plan, “poison pill,” antitakeover plan or other similar device in effect, to which Parent or any of its Subsidiaries will be a party or otherwise be bound, other than any such plan or device that (x) contains an express exception for this Agreement, the Mergers and the other transactions contemplated hereby and any acquisition of shares of Parent Common Stock pursuant to the First Merger and (y) does not otherwise interfere with or adversely affect any of the transactions contemplated hereby. Assuming the accuracy of the representations contained in Section 5.25, no “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar antitakeover Law applicable to Parent or Merger Subs applies to this Agreement, the Mergers or the other transactions contemplated hereby or thereby.

Section 6.28        Financing. On or prior to the date of this Agreement, Parent has delivered to SpinCo and the Company a true, complete and fully executed copy of the Debt Commitment Letter; provided that any fee letters related thereto may be redacted in a customary manner to remove fee amounts, pricing caps, rates, ratios, basket amounts, time periods and other customary economic terms of the “market flex” which redactions could not in any event affect the conditionality, enforceability, availability, or termination of the Financing or otherwise reduce the amount of the Financing below the Required Amount. As of the date of this Agreement, (a) the Debt Commitment Letter has not been amended, waived or modified in any respect and no such amendment, waiver or modification is contemplated other than any amendment and restatement of, or joinder agreement to, the Debt Commitment Letter solely to add additional Parent Lenders, arrangers, agents or entities with similar roles or titles, (b) to the Knowledge of Parent, the respective commitments contained in the Debt Commitment Letter have not been withdrawn, terminated, modified or rescinded in any respect and (c) the Debt Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Parent, and, to the Knowledge of Parent, each of the other parties thereto, enforceable against Parent, and to the Knowledge of Parent, each of the other parties thereto in accordance with its terms (except insofar as such enforceability is subject to the Remedies Exception). The Financing, when funded in accordance with the Debt Commitment Letter and giving effect to any “flex” provision in or related to the Debt Commitment Letter (including with respect to fees and original issue discount), together with all sources of cash available to the Parent on the Closing Date will be sufficient for the satisfaction of all of Parent’s obligations under this Agreement, the Separation and Distribution Agreement, the Asset Purchase Agreement and the Debt Commitment Letter, including the payment of the SpinCo Asset Sale Payment, Internal Asset Sales Payment and SpinCo Note Amount, and any fees and expenses and other amounts of or payable by Parent or any of Parent’s Affiliates contemplated by, or required in connection with the transactions described in, this Agreement, the Separation and Distribution Agreement, the Asset Purchase Agreement or the Debt Commitment Letter (such amounts, collectively, the “Required Amounts”). As of the date of this Agreement, except for the Debt Commitment Letter, there are no side letters or other Contracts to which Parent or any of its Affiliates is a party containing conditions precedent to or otherwise relating to the funding of the full amount of the Financing, other than as expressly set forth in the Debt Commitment Letter delivered to SpinCo and the Company on or prior to the date of this Agreement. Parent has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Debt Commitment Letter on or before the date of this Agreement. As of the date of this Agreement, no event has occurred, which, with or without notice, lapse of time or both, (i) would constitute a default or breach on the part of Parent, its Affiliates or, to the Knowledge of Parent, any other party to the Debt Commitment Letter, under the Debt Commitment Letter, or (ii) to the Knowledge of Parent, would result in any portion of the Financing being unavailable or delayed. In no event shall the receipt or availability of any funds or financing (including the Financing) by Parent or any of its Affiliates or any other financing or other transactions be a condition to any of Parent, Merger Sub I or Merger Sub II’s obligations under this Agreement.

Section 6.29        No Other Representations and Warranties. Except as expressly set forth in Article IV and Article V or in any Transaction Document, (a) each of Parent, Merger Sub I and Merger Sub II acknowledges and agrees that neither the Company, DutchCo nor any of their Affiliates (including the SpinCo Entities), nor any of their respective Representatives has made, or is making, any representation or warranty whatsoever with respect to the Company, DutchCo or any of their Affiliates (including the SpinCo Entities), or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and (b) each of Parent, Merger Sub I and Merger Sub II further acknowledges and agrees that neither the Company nor any of its Affiliates shall be liable in respect of the accuracy or completeness of any information provided to Parent, Merger Sub I, Merger Sub II or any of its respective Affiliates or Representatives. Without limiting the generality of the foregoing, except as expressly set forth in Article IV or Article V or in any Transaction Document, each of Parent, Merger Sub I and Merger Sub II acknowledges and agrees that no representations or warranties are made with respect to any projections, forecasts, estimates or budgets with respect to the Company, DutchCo, SpinCo, any of the SpinCo Entities or the SpinCo Business that may have been made available, in the SpinCo Datasite or otherwise, to Parent, Merger Subs or any of their Representatives, and expressly disclaim reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made to, or made available to, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement, and notwithstanding the distribution, disclosure or other delivery to Parent, Merger Subs or any of their Representatives of any document or other information with respect to any one or more of the foregoing, and waive any claims or causes of actions relating thereto, other than those for Fraud. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in this Agreement (including the SpinCo Disclosure Schedule), any information, documents or other materials (including any such materials contained in the SpinCo Datasite or otherwise reviewed by Parent, Merger Subs or any of their respective Affiliates or Representatives) or management presentations that have been or shall hereafter be provided to Parent, Merger Subs or any of their respective Affiliates or Representatives are not and will not be deemed to be representations or warranties of the Company, DutchCo or SpinCo, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as expressly set forth in Article IV or Article V of this Agreement or in any Transaction Document. In entering into this Agreement, Parent and Merger Subs acknowledge and agree that they have relied solely upon their own investigation and analysis, and Parent and Merger Subs acknowledge and agree, to the fullest extent permitted by Law, that the Company, DutchCo, the SpinCo Entities and their Affiliates and their respective Representatives shall not have any Liability or responsibility whatsoever to Parent or its Subsidiaries or any of their respective Representatives on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to Parent or its Subsidiaries or any of their respective Representatives, including in respect of the specific representations and warranties set forth in Article IV or Article V of this Agreement or any Transaction Document, except as and only to the extent expressly set forth herein or therein with respect to such representations and warranties and subject to the limitations and restrictions contained herein or therein.

Article VII

COVENANTS

Section 7.1           Conduct of Business by Parent and Merger Subs Pending the First Merger. From the date hereof and prior to the First Merger Effective Time (or the earlier termination of this Agreement) (the “Interim Period”), except as (i) required or otherwise contemplated by this Agreement (including as set forth in Section 7.1 of the Parent Disclosure Schedule) or the Transaction Documents, including the Separation Step Plan, (ii) as consented to by the Company in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or (iii) as required by applicable Law, Parent shall use reasonable best efforts to, and to cause each of its Subsidiaries to, conduct its and their operations in the ordinary course of business in all material respects. Without limiting the generality of the foregoing, during the Interim Period, except as (i) required or otherwise contemplated by this Agreement (including as set forth in Section 7.1 of the Parent Disclosure Schedule) or the Transaction Documents, including the Separation Step Plan, (ii) as consented to by the Company in writing (which consent shall not be unreasonably withheld, conditioned or delayed or denied, other than with respect to subsection (b), with respect to which consent may be withheld at the Company’s sole discretion) or (iii) as required by applicable Law, Parent shall not, and shall cause its Subsidiaries not to:

(a)          amend, modify, restate, waive, rescind or otherwise change the Organizational Documents of (x) Parent (other than the Parent Charter Amendment), or (y) any of Parent’s Subsidiaries (other than any such changes to the Organizational Documents of Parent’s Subsidiaries that would not prevent or materially impair or materially delay Parent’s ability to comply with its obligations hereunder and under the Separation and Distribution Agreement, or to consummate the transactions contemplated hereby or thereby);

(b)          (i) declare, set aside or pay any dividends on or make other distributions in respect of any of its Interests (whether in cash, securities or property), except for (A) the declaration and payment of dividends or distributions paid on or with respect to a class of Interests of any Subsidiary that is wholly owned directly or indirectly by Parent and (B) regular quarterly dividends in an aggregate amount per year not to exceed 10% of the aggregate amount of dividends paid by Parent in the previous fiscal year (assuming equal dividends in all four quarters of such year), payable in material accordance with past practice (including with respect to the timing of the applicable record date and payment date), (ii) split, combine, subdivide, reduce or reclassify any of its Interests (except with respect to any direct or indirect wholly owned Subsidiary of Parent that remains a direct or indirect wholly owned Subsidiary of Parent immediately thereafter), or (iii) redeem, repurchase or otherwise acquire any of its Interests (including any securities convertible or exchangeable into such Interests), except (A) acquisitions of Parent Common Stock from holders of Parent LTI Awards in satisfaction of withholding obligations or in payment of the exercise price in accordance with the terms thereof or in connection with the forfeiture of any Parent LTI Awards or other rights granted under the Parent Stock Plan, in each case, in the ordinary course of business, and (B) to offset employee equity issuances;

(c)          issue, sell, pledge, dispose of, grant, transfer or encumber any shares of capital stock of or any other Interests in Parent or any of its Subsidiaries or any Parent Voting Debt, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance rights, in each case, of Parent or any of its Subsidiaries, other than (i) the issuance of Parent Common Stock upon the exercise and settlement of Parent LTI Awards in accordance with their terms, (ii) the issuance of any Parent LTI Awards required by the terms of any Parent Benefit Plan outstanding as of the date hereof or entered into as permitted by Section 7.1(g); (iii) the issuance by Parent of annual equity awards in the ordinary course of business, with reasonable annual increases in target long-term incentive opportunities consistent with past practice; or (iv) the issuance by a wholly owned Subsidiary of Parent of its capital stock or other Interests to Parent or another wholly owned Subsidiary of Parent;

(d)          merge, combine or consolidate (pursuant to a plan of merger or otherwise) Parent or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent or any of its Subsidiaries;

(e)           acquire (including by merger, consolidation, or acquisition of shares or assets) any interest in any Person or any assets of any third party, in each case with a value in excess of $100,000,000, individually, or $200,000,000, in the aggregate, other than, in each case, in the ordinary course of business or pursuant to the Contracts set forth on Section 7.1(e) of the Parent Disclosure Schedule;

(f)           except in the ordinary course of business, (A) materially adversely modify or voluntarily terminate (excluding any expiration in accordance with its terms) any Contracts material to Parent (including any Parent Material Contract); or (B) enter into any Contract that if entered into prior to the date hereof would be a Parent Material Contract;

(g)           adopt, enter into, amend or alter in any material respect or terminate any material Parent Benefit Plan or grant or agree to grant any material increase in the wages, salary, bonus or other compensation, remuneration or benefits of any employee of Parent or any of its Affiliates, in each case except for such actions, changes or other matters: (A) taken or otherwise arising in the ordinary course of business (including ordinary course periodic increases in compensation and benefits and year-end and other ordinary course bonuses and other cash and non-cash incentive awards); (B) as required under, any existing Parent Benefit Plan or any existing employment agreement or other Contract; or (C) solely with respect to employees of Parent who are compensated on an hourly basis, to address market conditions;

(h)          except as required or permitted by GAAP, make any material change to any financial accounting principles, methods or practices;

(i)            (i) make (other than in the ordinary course), change or revoke any material Tax election, (ii) adopt or change any Tax accounting period or material method of Tax accounting, (iii) settle, compromise or abandon any material Tax liability, (iv) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law), (v) knowingly surrender any right to claim a material refund of Taxes or (vi) request any material ruling from any Governmental Authority with respect to Taxes, in each case of the foregoing clauses (i) through (vi), other than as would not be reasonably expected to have a material and adverse impact on Parent or the Parent Subsidiaries, taken as a whole, for any taxable period (or portion thereof) beginning after the First Merger Effective Time; or

(j)            authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

Section 7.2           Conduct of Business by SpinCo Pending the First Merger. During the Interim Period (solely with respect to the SpinCo Entities or the SpinCo Business, and excluding the Excluded Assets and the Excluded Liabilities), except as (i) required or otherwise contemplated by this Agreement (including as set forth in Section 7.2 of the SpinCo Disclosure Schedule), the Separation or the Transaction Documents, including the Separation Step Plan, (ii) as consented to by Parent in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or (iii) as required by applicable Law, the Company and the SpinCo Entities shall use reasonable best efforts to, and to cause their respective Subsidiaries (including the SpinCo Entities), to (w) conduct the SpinCo Business in the ordinary course of business in all material respects, (x) manage the SpinCo Business’s working capital and maintain the SpinCo Business Records with a degree of care consistent with past practice, (y) maintain their respective relations and goodwill with all material suppliers, material customers and other material commercial counterparties and Governmental Authorities (in each case, to the extent related to the SpinCo Entities or the SpinCo Business, and except to the extent related to the Excluded Assets and the Excluded Liabilities) and (z) operate the SpinCo Business substantially in accordance with the budget set forth in Section 7.2(q) of the SpinCo Disclosure Schedule (the “SpinCo Budget”). Without limiting the generality of Section 7.2(a), during the Interim Period (solely with respect to the SpinCo Entities or the SpinCo Business, and excluding the Excluded Assets and the Excluded Liabilities), except as (i) required or contemplated by this Agreement (including as set forth in Section 7.2 of the SpinCo Disclosure Schedule), the Separation or the Transaction Documents, including the Separation Step Plan, (ii) as consented to by Parent in writing (which consent shall not be unreasonably withheld, conditioned or delayed, other than with respect to subsection (b) or (c), with respect to which consent may be withheld at Parent’s sole discretion) or (iii) as required by applicable Law or, the Company and SpinCo shall not, and each shall cause its respective Subsidiaries not to (in each case to the extent related to the SpinCo Entities or the SpinCo Business, and except to the extent related to the Excluded Assets and the Excluded Liabilities):

(a)           amend, modify, restate, waive, rescind or otherwise change the Organizational Documents of any of the SpinCo Entities, other than an amendment to the certificate of incorporation of SpinCo to increase the number of authorized or outstanding shares of SpinCo Common Stock in connection with the Distribution in accordance with this Agreement and the Transaction Documents;

(b)          (i) declare, set aside or pay any dividends on or make other distributions in respect of any of the Interests of any of the SpinCo Entities (whether in cash, securities or property), except for the declaration and payment of cash dividends or distributions paid on or with respect to a class of Interests of any SpinCo Entity that is wholly owned directly or indirectly by SpinCo, (ii) split, combine, subdivide, reduce, or reclassify any of the Interests of any of the SpinCo Entities or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, Interests of the SpinCo Entities or (iii) redeem, repurchase or otherwise acquire, or permit any Subsidiary to redeem, repurchase or otherwise acquire, any Interests (including any securities convertible or exchangeable into such Interests) of any of the SpinCo Entities;

(c)           issue, sell, pledge, dispose of, grant, transfer or encumber, any shares of capital stock of, any other Interests in, or any SpinCo Voting Debt of, any of the SpinCo Entities of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Interests in any of the SpinCo Entities, or any options, warrants or other rights of any kind to acquire any shares of capital stock or other Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance rights, in each case, of the SpinCo Entities, other than the issuance by a SpinCo Entity that is a wholly owned Subsidiary of SpinCo of its capital stock or other Interests to SpinCo or another wholly owned Subsidiary of SpinCo;

(d)          except (i) with respect to obsolete assets, and (ii) for the dispositions of Inventory in the ordinary course of business consistent with past practice, sell, assign, transfer, convey, lease, mortgage, pledge or permit any Lien on (other than Permitted Liens) or otherwise dispose of any businesses or material SpinCo Business Assets;

(e)           fail to renew, abandon, cancel, surrender, rescind, allow to enter into the public domain, let lapse (other than lapse of SpinCo Intellectual Property at the end of its final non-extendible statutory term) or fail to continue to prosecute or defend any material SpinCo Intellectual Property or encumber, license (including through covenants not to assert), sell, transfer or otherwise dispose of any SpinCo Intellectual Property (other than (i) non-exclusive licenses or grants of rights to Intellectual Property Rights to third parties (other than the Company Group), or non-exclusive licences that are ancillary to commercial agreements or that are incidental to the performance of and not a principal purpose of the applicable agreement, (ii) non-exclusive licenses to commercially available, off-the-shelf, non-customized Software pursuant to standard terms and conditions, and (iii) non-exclusive licenses to access and use Intellectual Property Rights to provide or receive services under Software as a service agreements or related services agreements, in each case of clauses (i) through (iii), in the ordinary course of business consistent with past practice);

(f)           fail to maintain the confidentiality of any material Trade Secrets included in the SpinCo Intellectual Property, except those contained in any materials filed with the United States Patent and Trademark Office or its foreign equivalents in respect to a Patent application or similar Intellectual Property Right;

(g)          modify any public-facing privacy policy or notice applicable to the SpinCo Business in a manner that would reasonably be expected to materially restrict the ability of Parent or its Subsidiaries (or the SpinCo Entities) to process Personal Information currently processed by the Company, its Subsidiaries or the SpinCo Entities in connection with the SpinCo Business (beyond the restrictions currently contained in such privacy policy or notice), except to the extent required to comply with Privacy Laws or because of Company Group related policy changes that do no impact the SpinCo Business as distinct from the rest of the Company Group;

(h)          merge, combine or consolidate (pursuant to a plan of merger or otherwise) any of the SpinCo Entities with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any of the SpinCo Entities;

(i)            acquire (including by merger, consolidation, or acquisition of shares or assets) (i) any interest in any Person or (ii) any assets of any third party which assets have a value in excess of $100,000,000, individually, or $200,000,000, in the aggregate, other than, in each case, which acquisition does not materially prejudice the ability to obtain any Requisite Regulatory Approval;

(j)            repurchase, repay, prepay, refinance or incur any indebtedness for borrowed money, issue any debt securities, engage in any securitization transactions or similar arrangements or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person for borrowed money, except (i) the Financing and Permanent Financing, (ii) intercompany indebtedness among SpinCo and its wholly owned Subsidiaries or among any such wholly owned Subsidiaries, (iii) intercompany indebtedness among SpinCo and its Subsidiaries and the Company and its Subsidiaries (other than SpinCo and its Subsidiaries) pursuant to intercompany funding mechanics, or (iv) additional indebtedness for borrowed money not to exceed $25,000,000 in aggregate principal amount outstanding, solely to the extent such indebtedness is either paid off and all related obligations thereto released prior to the Cut-Off Time or included in SpinCo Indebtedness;

(k)          make any loans, capital contributions or investments in, or advances of money to, any Person (other than the SpinCo Entities), in each case, except for advances to employees or officers of any SpinCo Entity for expenses incurred in the ordinary course of business and in accordance with the Company’s and its Subsidiaries’ policies in respect thereof and in effect as of the date hereof;

(l)           other than in the ordinary course of business, (A) amend or modify in any material respect (excluding extensions in the ordinary course of business), terminate (excluding any expiration in accordance with its terms), or waive any material right, benefit or remedy under, any SpinCo Material Contract or (B) enter into any Contract that if entered into prior to the date hereof would be required to be listed on Section 5.7, Section 5.15(a) or Section 5.21 of the SpinCo Disclosure Schedule;

(m)               (i) (A) establish, adopt, enter into, amend, terminate or alter in any material respect or materially increase the payments to, coverage of or benefits under, any Company Benefit Plan in respect of any SpinCo Employee or any material SpinCo Benefit Plan or (B) other than in the ordinary course of business consistent with past practice, establish, adopt, enter into, amend, terminate or alter in any material respect any employment agreement with any SpinCo Employee at or above the level of WL4 or any employment agreement with any SpinCo Employee below the level of WL4 that provides for any change-in-control, severance, termination, retention or similar payments or benefits; (ii) grant or agree to grant any material increase in the wages, salary, bonus or other compensation, remuneration or benefits of any SpinCo Employee; (iii) grant or provide, or commit to grant or provide, any change-in-control, severance, termination, retention or similar payments or benefits to any SpinCo Employee, other than pursuant to contractual provisions providing for an entitlement to severance or termination benefits not in connection with a change in control solely to the extent consistent with market practice in the applicable jurisdiction and the Company Group’s past practice with respect to terms, amounts and eligibility; (iv) other than to fill a vacant role on terms of employment and levels of compensation consistent with the terms of employment and levels of compensation as the departed employee or similarly situated employees, hire or promote, or make an offer to hire or promote, any officer, employee or individual independent contractor of SpinCo or the SpinCo Business at or above the level of WL4; (v) terminate (except for cause, as reasonably determined by the Company in good faith, or by mutual agreement) the employment of any SpinCo Employee at or above the level of WL4; (vi) take any action to accelerate the time of payment or vesting of, the lapsing of restrictions or waiving of performance conditions with respect to, or fund or otherwise secure the payment of, any compensation or benefits of any employee who is expected to be a SpinCo Employee, director or other individual service provider; (vii) alter, modify, or reassign the duties or responsibilities of any employee of a member of the Company Group who is identified on the SpinCo Employee Material Jurisdiction Employee List or the SpinCo Employee Non-Material Jurisdiction Employees List (as each is defined in the Employee Matters Agreement) and who devotes at least fifty percent (50%) of such employee’s working time to the SpinCo Business with the intent or primary purpose of causing such employee to devote less than fifty percent (50%) of their working time to the SpinCo Business and cease to qualify as a “SpinCo Employee” for purposes of this Agreement or the Employee Matters Agreement; or (viii) with respect to employees expected to be SpinCo Employees, grant any new equity or equity-based awards (other than grants of annual equity awards in the ordinary course of business consistent with past practice and on terms and levels consistent with past practice and as apply to similarly situated employees of the Company Group), or amend or modify the terms of any outstanding equity or equity-based awards, under any Company Benefit Plan, SpinCo Benefit Plan or SpinCo CBA (as may be renegotiated during the Interim Period); provided that the foregoing clauses shall not restrict (A) any actions, changes or other matters contemplated by clauses (i) and (ii) to the extent required by any existing Company Benefit Plan or SpinCo Benefit Plan or pursuant to any new Company Benefit Plan or amendment to an existing Company Benefit Plan to the extent applicable generally to employees of Company and its Subsidiaries (and not just of SpinCo); (B) (x) market or merit-based or promotion-related increases in compensation and benefits and (y) annual or other periodic bonuses that are, in each case, made in the ordinary course of business consistent with past practice and on terms and levels consistent with past practice; (C) any such actions, changes or other matters mandated by a Collective Bargaining Agreement or other collective bargaining with national, industry or sector application; (D) as required by applicable Law; or (E) any such actions, changes or other matters contemplated by the foregoing clauses to the extent any associated cost is borne solely by the Company and/or its Affiliates (other than any SpinCo Entity), it being understood and agreed that actions taken pursuant to this Section 7.2(m)(viii)(E) shall not result in any cost, expense or Liability to SpinCo or the SpinCo Group (as defined in the Employee Matters Agreement) or Parent and its Subsidiaries (including, following the Closing, the SpinCo Group), including for purposes of the Employee Matters Agreement, or be taken into account for purposes of determining the obligations of Parent and SpinCo under Article X of the Employee Matters Agreement.

(n)          except as required or permitted by IFRS, make any material change to any financial accounting principles, methods or practices of any SpinCo Entity or with respect to the SpinCo Business;

(o)          other than any Action or investigation with respect to Taxes (which shall be governed by Section 7.2(p)), compromise, settle or agree to compromise or settle, or waive any material defense or right in connection with, any Action or investigation (including Transaction Litigation) other than compromises, settlements or agreements (other than with respect to any Transaction Litigation) in the ordinary course of business that involve only the payment of monetary damages not in excess of $1,000,000, individually, or $2,000,000, in the aggregate, in each case, without the imposition of equitable relief on, or the admission of wrongdoing by, the SpinCo Entities or the deferral of payment until after the Distribution Date;

(p)          (i) make (other than in the ordinary course), change or revoke any material Tax election, (ii) adopt or change any Tax accounting period or material method of Tax accounting, (iii) settle, compromise or abandon any material Tax liability, (iv) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law), (v) knowingly surrender any right to claim a material refund of Taxes or (vi) request any material ruling from any Governmental Authority with respect to Taxes (other than, for the avoidance of doubt, any rulings contemplated by this Agreement), in each case of the foregoing clauses (i) through (vi), other than as would not be reasonably expected to have a material and adverse impact on the SpinCo Entities or the SpinCo Business, taken as a whole, for any taxable period (or portion thereof) beginning after the First Merger Effective Time;

(q)          make or commit to make any capital expenditures in excess of 110% of the capital expenditures set forth on the SpinCo Budget;

(r)           enter or agree to enter into any Collective Bargaining Agreement or other similar Contract with a labor union, works’ council, employee representative body or labor organization that would constitute a SpinCo CBA, or make any commitment, representation, promise or offer to any of the foregoing, in each case, that impose an obligation or Liability on Parent or any of its Subsidiaries (including the SpinCo Entities following the Closing) that is material to the SpinCo Business and disproportionately impacts SpinCo Employees or the SpinCo Business or that otherwise applies solely to SpinCo Employees;

(s)           enter into any Contract (other than the Intellectual Property SpinCo Agreements) that by its terms would impose any material restrictions on the operation of the Parent Business (other than the SpinCo Business or in respect of the SpinCo Intellectual Property) or that would require or obligate Parent or any of its Subsidiaries (other than the SpinCo Entities) to license any Intellectual Property Rights (other than SpinCo Intellectual Property) to any Person, in each case, as a result of Parent or any of its Subsidiaries being an affiliate of a SpinCo Entity following the Closing, and where the failure of Parent or any such Subsidiary to comply with such restrictions or to license such Intellectual Property Rights would result in a breach of such Contract by the SpinCo Entity;

(t)            enter into any Contract for the purchase of real property or any lease (as lessee) of real property related to any leased property providing for annual payments in excess of $25,000,000 other than any renewal or extension of a real property lease in the ordinary course of business and on substantially similar terms to the existing lease or terms no less favorable in the aggregate to the SpinCo Business than those in the existing lease;

(u)          (i) grant any material refunds, discounts, credits, rebates or allowances to customers, or (ii) take actions to delay accounts payable or accelerate accounts receivable in any material respect, in each case, other than in the ordinary course of business consistent with past practice; or

(v)          authorize or enter into any Contract to do any of the foregoing or otherwise agree or make any commitment to do any of the foregoing.

Section 7.3             Tax Matters.

(a)          This Agreement is intended to constitute a “plan of reorganization” for purposes of Section 368 of the Code and the Parties hereby adopt it as such. From and after the date of this Agreement and until the Second Merger Effective Time, each Party shall use its reasonable best efforts to ensure that (i) each Internal Distribution and the Distribution will qualify as a generally tax-free distribution for purposes of Section 368(a)(1)(D) and/or Section 355(a) of the Code; (ii)  all of the stock distributed pursuant to each Internal Distribution is “qualified property” for purposes of Section 355(c)(2) or Section 361(c)(2) of the Code (and Section 355(e) of the Code does not apply to cause any such stock distributed pursuant to an Internal Distribution to be treated as other than “qualified property”) and (iii) the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (clauses (i) through (iii), the “Tax-Free Status”) and shall not take any action, cause or permit any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could prevent the Tax-Free Status. Following the Second Merger Effective Time, none of the Company, Parent or any of their respective Affiliates shall take any action, cause or permit any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could prevent the Tax-Free Status. Notwithstanding anything in this Section 7.3(a) to the contrary, this Section 7.3(a) shall not apply if the Company has made the U.S. Asset Sale Election.

(b)          Provided that the Company has not made the U.S. Asset Sale Election, each of the Company, SpinCo and Parent shall cooperate with one another and shall use its reasonable best efforts to cause the Company to obtain the Closing Tax Opinions.

(c)          The Company and SpinCo, on the one hand, and Parent, on the other hand, shall cooperate with each other in obtaining, and shall use their respective reasonable best efforts to obtain, any Tax opinions required to be filed with the SEC in connection with the effectiveness of the Parent Registration Statement and shall each use its respective reasonable best efforts to cause such opinions to be timely filed, including by causing officers to make representations in form and substance reasonably satisfactory to external counsel rendering such opinions.

(d)          The Company will promptly notify Parent if, before the First Merger Effective Time, it knows or has reason to believe that the Company is not reasonably expected to be able to obtain (i) the Merger Tax Opinion, or (ii) if the Company has made the 100% Distribution Election and has not made the U.S. Asset Sale Election, the Distribution Tax Opinion.

(e)          The Company may determine, in its sole discretion, whether to submit an IRS Ruling Request, and if the Company determines to submit an IRS Ruling Request, the Company shall submit such IRS Ruling Request no later than one-hundred and eighty 180 days after the date hereof and shall submit to the IRS any supplemental materials relating thereto that the Company determines are necessary or appropriate to obtain the requested rulings under such IRS Ruling Request or any additional rulings from the IRS that the Company determines are necessary or appropriate, including as a result of the transactions contemplated by this Agreement or to remove requests for rulings with respect to which the IRS indicates an unwillingness to rule (each, an “IRS Submission”). Any IRS Ruling Request and any IRS Submissions shall be prepared by the Company, subject to the terms of this Section 7.3(e). The Company shall have control over the process for submitting and prosecuting the IRS Ruling Request or such additional rulings from the IRS as the Company may determine are necessary or appropriate. From and after the date of this Agreement and until the First Merger Effective Time, unless a U.S. Asset Sale Election has been made, each Party agrees to use its reasonable best efforts to facilitate receipt by the Company of any IRS Ruling prior to the deadline for making a U.S. Asset Sale Election or 100% Distribution Election, if requested (and any additional rulings from the IRS that the Company in consultation with Parent may determine are necessary or appropriate), including providing such appropriate information as the IRS shall require in connection with any IRS Ruling Request or any IRS Submission. In connection with any IRS Ruling Request, the Company will provide Parent with a reasonable opportunity to review and comment upon each material IRS Submission filed with the IRS after the date of this Agreement prior to filing such IRS Submission with the IRS and the Company shall, in good faith, consider any comments provided by Parent on each such material IRS Submission; provided that the Company may redact from any such IRS Submission any information (“Redactable Information”) that (x) the Company, in its good faith judgment, considers to be confidential and not germane to Parent’s or SpinCo’s obligations under this Agreement or any of the other Transaction Documents and (y) is not a part of any other publicly available information, including any non-confidential filing. No material IRS Submission shall be submitted to the IRS after the date of this Agreement unless, prior to such submission, Parent shall have agreed (which agreement shall not be unreasonably withheld, conditioned or delayed) as to the contents of such material IRS Submission, to the extent that such contents include statements or representations that Parent reasonably and in good faith determines will have a material adverse impact on Parent or any of its Affiliates (including any SpinCo Entity for periods after the First Merger Effective Time). The Company shall provide Parent with copies of each IRS Submission filed with the IRS after the date of this Agreement as filed with the IRS promptly following the filing thereof; provided that the Company may redact any Redactable Information from such IRS Submissions.

(f)           Schedule 7.3(f) of the SpinCo Disclosure Schedule shall govern certain additional Tax matters.

(g)          If the Company reasonably determines that the transactions contemplated by this Agreement or any other Transaction Documents (other than the Asset Purchase Agreement or any step in the Reorganization that is intended to be taxable) would result in a material amount of Tax to the Company or any of its Affiliates, the Parties shall collaborate reasonably and in good faith in order to change the method or structure of effecting the transactions contemplated by the Transaction Documents (including the Reorganization) so as to either (x) make likely the receipt of any IRS Ruling, or (y) allow the Parties to accomplish the same result as the structure contemplated as of the date hereof in a tax-free or, in the reasonable judgment of the Company, tax-efficient manner, as promptly as practicable and in any event prior to the Outside Date; provided, however, that no such change shall, (A) alter or change the Non-Voting Stock Exchange Ratio or the Voting Stock Exchange Ratio, the nature or mix of the Merger Consideration, or (without the consent of either Party, in their reasonable discretion) materially alter the scope of the SpinCo Business, the SpinCo Business Assets, the SpinCo Entities or SpinCo Liabilities to be acquired (or assumed) by Parent in connection with the Transactions, (B) materially impede or materially delay the consummation of the transactions contemplated by this Agreement, (C) materially increase any unreimbursed cost of any Party associated with the transactions contemplated by the Transaction Documents (without the consent of the applicable Party), (D) commit Parent or any of its Affiliates (including any SpinCo Entity for periods after the First Merger Effective Time) to any conditions, agreements or requirements more onerous to Parent or any of its Affiliates (including any SpinCo Entity for periods after the First Merger Effective Time) than as set forth on Schedule 7.3(f) or (E) decrease the amount of any Retained Shares (without the consent of the Company in its sole discretion).

(h)          Notwithstanding anything to the contrary in Section 7.3(g), the Company may elect in its sole discretion to change the method or structure of effecting the transactions contemplated by the Transaction Documents (including the Reorganization) so as to sell all or substantially all of the SpinCo Business operated in the United States in a transaction that is taxable for U.S. federal income tax purposes (such election, the “U.S. Asset Sale Election”). If the Company elects to submit an IRS Ruling Request and such IRS Ruling Request requests confirmation that the retention by the Company of Retained Shares does not adversely impact the tax-free nature of any Internal Distribution or the Distribution, and the Company reasonably determines that it will not be able to obtain such confirmation reasonably in advance of the deadline for making a U.S. Asset Sale Election or a 100% Distribution Election or on the basis of customary representations and subject to customary conditions, then the Company may either make the U.S. Asset Sale Election or elect to cause DutchCo to distribute one hundred percent (100%) of the Distribution Shares in the DutchCo Distribution (the “100% Distribution Election”). In addition, the Company may make a 100% Distribution Election if it reasonably determines, in consultation with Parent, that making such election is necessary to avoid the application of Section 355(e) of the Code with respect to any Internal Distribution or the Distribution. The Company shall notify Parent in writing, no later than ninety (90) days prior to the anticipated Closing Date, of any U.S. Asset Sale Election or 100% Distribution Election. For the avoidance of doubt, the Company may not make a 100% Distribution Election unless (i) it reasonably determines that it will be unable to obtain a requested IRS Ruling confirming that the retention by the Company of Retained Shares does not adversely impact the tax-free nature of the Distribution or any Internal Distribution or (ii) it reasonably determines, in consultation with Parent, that making such election is necessary to avoid the application of Section 355(e) of the Code with respect to any Internal Distribution or the Distribution. Any asset sale pursuant to the U.S. Asset Sale Election shall be made either in exchange for (i) cash consideration, (ii) Parent Common Stock, or (iii) a combination of cash consideration and Parent Common Stock; provided, that, (x) any such cash consideration shall be included in the determination of the SpinCo Asset Sale Payment and shall be subject to the limitation contained in Section 7.23(b) regarding the sum of the SpinCo Asset Sale Payment, the Internal Asset Sales Payments and the SpinCo Note Amount, and (y) any such Parent Common Stock, when aggregated with any shares of Parent Common Stock received in the First Merger in exchange for Retained Shares, shall not exceed the number of shares of Parent Common Stock that would have been held by DutchCo immediately following the First Merger Effective Time had neither a U.S. Asset Sale Election nor a 100% Distribution Election been made. In the event the Company elects to receive Parent Common Stock, the Company shall receive a number of shares of Parent Common Stock (in the same proportion of Parent Voting Common Stock and Parent Non-Voting Common Stock as the Merger Consideration) having an aggregate fair market value equal to the value of the portion of the SpinCo Business transferred pursuant to the U.S. Asset Sale Election, as reasonably agreed upon by Parent and the Company; provided, that, the New Issuance Amount shall be reduced by the number of shares of Parent Common Stock issued to the Company or any of its Subsidiaries pursuant to the U.S. Asset Sale Election. In the event that the Parties reasonably, and in good faith, agree to an alternative structure pursuant to this Section 7.3(h) or in the event of the U.S. Asset Sale Election or the 100% Distribution Election, the Parties shall, as soon as practicable thereafter, modify the relevant provisions of this Agreement and the other Transaction Documents to the extent required in order to reflect such change in transaction structure, and the Parties shall use all commercially reasonable efforts to cause the transactions contemplated hereby, as so modified, to be consummated as soon as practicable thereafter.

Section 7.4            Preparation of the Registration Statements and Prospectus; Parent Stockholders Meeting.

(a)          As promptly as practicable after the execution of this Agreement, to the extent such filings are required by Law in connection with the transactions contemplated by this Agreement: (i) Parent, the Company and SpinCo shall jointly prepare and Parent shall file with the SEC the Parent Registration Statement; (ii) Parent, the Company and SpinCo shall jointly prepare and SpinCo shall file with the SEC the SpinCo Registration Statement; and (iii) Parent, the Company and SpinCo shall jointly prepare and Parent shall file with the SEC the Proxy Statement (which Proxy Statement may form a part of the Parent Registration Statement).

(b)          Each of Parent, the Company and SpinCo shall use its reasonable best efforts to have the Parent Registration Statement and the SpinCo Registration Statement declared effective as promptly as practicable after such filing (including by responding to comments of the SEC) and, prior to the effective date of the Parent Registration Statement and the SpinCo Registration Statement, each of Parent, the Company and SpinCo shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any such jurisdiction) to be taken under any applicable securities Laws in connection with the Parent Share Issuance and the Distribution. As promptly as practicable after the SpinCo Registration Statement shall have become effective, the Company shall cause the Distribution Documents to be mailed or made available to the Company’s shareholders pursuant to applicable Law. No filing of, or amendment or supplement to, the Parent Registration Statement or the Proxy Statement will be made by Parent without providing the Company and SpinCo with a reasonable opportunity to review and comment thereon (and such comments shall be reasonably considered by Parent in good faith). No filing of, or amendment or supplement to, the SpinCo Registration Statement will be made by the Company or SpinCo without providing Parent with a reasonable opportunity to review and comment thereon (and such comments shall be reasonably considered by the Company in good faith). Each Party (as applicable) will cause the Distribution Documents to comply in all material respects with the applicable requirements of U.S. federal securities laws.

(c)          If, at any time prior to the First Merger Effective Time, any information relating to Parent, the Company or SpinCo, or any of their respective Affiliates, directors or officers, should be discovered by Parent, the Company or SpinCo which should be set forth in an amendment or supplement to the Parent Registration Statement, the Proxy Statement or the SpinCo Registration Statement, so that any such document would not include any untrue or false statement or any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not false or misleading, the Party that discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, and, to the extent required by Law, disseminated to the stockholders of Parent or the Company, as applicable. Each Party shall notify the other Party promptly of the time when the Parent Registration Statement or the SpinCo Registration Statement has become effective and of the issuance of any stop order or suspension of the qualification of the shares of Parent Common Stock issuable pursuant to the First Merger or shares of SpinCo Common Stock issuable in the Distribution for offering or sale in any jurisdiction. In addition, each Party agrees to promptly provide the other Party and their respective counsel with copies of any written comments or requests for amendments or supplements, and shall promptly inform the other Party of any oral comments or requests for amendments or supplements, that such Party or its counsel may receive from time to time from the SEC with respect to the Parent Registration Statement, the Proxy Statement or the SpinCo Registration Statement promptly after receipt of such comments, and shall provide the other Party with copies of any written or oral responses or correspondence between it or its Affiliates and the SEC related thereto. Each Party and their respective counsel shall be given a reasonable opportunity to review in advance any such written responses and to participate in any discussions or oral material communications with the SEC, and each Party shall reasonably consider in good faith the additions, deletions, comments or changes suggested thereto by the other Party and their respective counsel.

(d)           Parent Stockholders Meeting.

(i)            Subject in all respects to Section 7.4(d)(iii), Parent shall call, give notice of, convene and hold a meeting of its stockholders (the “Parent Stockholders Meeting”) as promptly as reasonably practicable following the date on which the Parent Registration Statement is declared effective, for the purpose of obtaining the Parent Stockholder Approval (and no other matters, except for a proposal to adjourn the meeting to solicit additional proxies to obtain the Parent Stockholder Approval, if necessary, and any other proposal required by applicable Law, shall be considered or voted upon at the Parent Stockholders Meeting without the Company’s prior written consent); provided, however, that, subject to the requirements of any applicable Law, Parent may, and in the case of clause (C) on up to two (2) occasions upon the reasonable request of the Company (and for no more than ten (10) Business Days each) shall, postpone or adjourn the Parent Stockholders Meeting (A) if a quorum has not been established; (B) after consultation with the Company, to allow reasonable additional time for the filing and mailing of any supplement or amendment to the Proxy Statement as may be required under applicable Law and for such supplement or amendment to be disseminated and reviewed by Parent’s stockholders sufficiently in advance of the Parent Stockholders Meeting; (C) to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite Parent Stockholder Approval would not otherwise be obtained; (D) if otherwise required by applicable Law; or (E) with the prior written consent of the Company; provided, however, that, unless otherwise agreed to by the Company, the Parent Stockholders Meeting shall not be postponed or adjourned under clauses (A) through (C) for more than fifteen (15) Business Days in total without the written consent of the Company. Parent shall advise the Company upon request on a daily basis during each of the last five (5) Business Days prior to the date of the Parent Stockholders Meeting as to the aggregate tally of proxies received by Parent with respect to the Parent Stockholder Approval and at additional times upon the reasonable request of the Company.

(ii)           Parent shall include the Parent Board Recommendation in the Proxy Statement (subject to Section 7.9) and use its reasonable best efforts to (A) solicit from its stockholders proxies in favor of the approval of the proposals required under the Parent Stockholder Approval, and (B) take all other action necessary or advisable to secure the Parent Stockholder Approval. Except as expressly permitted in Section 7.9(c), neither the Parent Board nor any committee thereof shall effect a Parent Adverse Recommendation Change.

(iii)        Notwithstanding anything to the contrary herein, including any Parent Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the Parties under this Section 7.4 shall continue in full force and effect. Without limiting the generality of the foregoing, unless this Agreement is terminated in accordance with its terms, the proposals required under the Parent Stockholder Approval shall be submitted to the stockholders of Parent for approval at the Parent Stockholders Meeting whether or not (A) the Parent Board shall have effected a Parent Adverse Recommendation Change or (B) any Competing Proposal shall have been publicly proposed or announced or otherwise submitted to Parent or any of its Representatives.

Section 7.5            Reasonable Best Efforts.

(a)          Subject to the terms of Section 7.6, which shall govern with respect to the subject matter thereof, and without prejudice to the obligations in Section 7.5(b) and Section 7.5(c), each of Parent and the Company shall use its reasonable best efforts to promptly take, or cause to be taken, all actions, and to promptly do, or cause to be done, and to assist and cooperate with the other in doing, all things reasonably necessary, proper or advisable under applicable Laws to consummate and make effective the Mergers and the other transactions contemplated by this Agreement, the Separation and Distribution Agreement and the other Transaction Documents, as promptly as practicable and in any event prior to the Outside Date, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods, from Governmental Authorities and the making of all necessary registrations and filings in connection therewith, (ii) using its commercially reasonable efforts to obtain all necessary consents, approvals or waivers from third parties, and (iii) subject to Section 7.5(c), the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Mergers; provided, however, that in no event shall the Company, Parent or their respective Subsidiaries be required to pay any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the transactions contemplated by this Agreement under any contract or agreement.

(b)          The Company and Parent shall (i) promptly, but, unless mutually agreed by the Company and Parent, in no event later than twenty (20) Business Days after the date hereof, file (or cause to be filed) (i) any and all pre-merger notification and report forms required to be filed by the Parties under the HSR Act with respect to the Mergers, and (ii) make, as promptly as practicable, the appropriate filings and notification forms required in connection with each of the other Requisite Regulatory Approvals (in draft form where required or customary). The Company and Parent shall request early termination of any applicable waiting periods under the Antitrust Laws (if available) and shall respectively use their reasonable best efforts to cause the expiration or termination of such waiting periods, and shall supply to the Antitrust Division of the United States Department of Justice, the FTC or any other applicable Governmental Authority as promptly as reasonably practicable and advisable any additional information or documents that may be requested pursuant to any Law or by any of them. Parent may not “pull and refile” its filing under the HSR Act without the prior written approval of the Company.

(c)           In furtherance of the covenants of the parties contained in this Section 7.5 if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Mergers (or the other transactions contemplated by this Agreement, the Separation and Distribution Agreement and the other Transaction Documents) as violative of any Antitrust Law or Foreign Investment Law, each of the parties hereto shall use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction, or other order, whether temporary, preliminary or permanent, that results from such action or proceeding and that prohibits, prevents or restricts consummation of the Mergers or any such other transaction on or before the Outside Date and Parent shall take all such further action or refrain from action as may be necessary to avoid or eliminate each and every impediment under any Antitrust Law or Foreign Investment Law so as to enable the Closing to occur as promptly as practicable (and in any event no later than the Outside Date), and to resolve any objections of the applicable Governmental Authority under any Antitrust Law or Foreign Investment Law in order to secure the approval of the Mergers by such applicable Governmental Authorities as promptly as practicable (and in any event no later than the Outside Date), subject to the terms of the remainder of this Section 7.5(c), including, in the case of Parent, proposing, negotiating, committing and effecting, by consent decree, hold separate order, or otherwise, to (x) sell, divest, dispose of or otherwise hold separate (including by establishing a trust or otherwise), any of the businesses, assets or properties of Parent, the SpinCo Entities or any of their respective Affiliates, including the SpinCo Business and the SpinCo Business Assets (other than the Company and its Affiliates following the Closing), (y) to terminate, transfer or create relationships, contractual rights or other obligations of Parent, the SpinCo Entities or any of their respective Affiliates, including the SpinCo Business and the SpinCo Assets (other than the Company and its Affiliates following the Closing) and (z) otherwise take or commit to take actions that after the Closing would limit Parent’s freedom of action with respect to, or its ability to operate and/or retain any of the businesses, assets or properties of Parent, the SpinCo Entities or any of their respective Affiliates (other than the Company and its Affiliates following the Closing), including the SpinCo Business and the SpinCo Business Assets (collectively, the “Remedial Actions”); provided, however, that nothing contained in this Agreement requires Parent to (x) agree to or effect any sale, divestiture or disposition of, (y) agree to or effect any termination, transfer, or creation of any relationship, contractual rights or other obligations involving, or (z) agree to or take any other action pursuant to the foregoing that would limit Parent’s freedom of action or ability to operate and/or retain, assets or a business of Parent or the SpinCo Entities or any of their respective Affiliates that, individually or in the aggregate, generated net sales revenues in excess of $1,400,000,000 (the “Maximum Impacted Historical Revenue”); provided that, in the case of clause (z), the net sales revenues of the asset or business impacted by such action shall be considered in determining whether the Maximum Impacted Historical Revenue has been achieved only if the applicable limitation would be material to such impacted assets or business. For the purposes of calculating the Maximum Impacted Historical Revenue, (A) the net sales revenues of any SpinCo Business Assets shall be calculated for the fiscal year ended December 31, 2025 using IFRS, (B) the net sales revenues of any assets or business of Parent and its Affiliates shall be calculated using for fiscal year ended November 30, 2025 using GAAP; and (C) for purposes of this determination, net sales revenue denominated in a currency other than U.S. dollars shall be converted into U.S. dollars using the average exchange rate for such currency reported by Bloomberg FX Fixings (BFIX) rate as published by Bloomberg L.P. during calendar year 2025; provided, in each case of clauses (A) and (B) that net sales revenues shall not include sales between a Party and its Affiliates or among its Affiliates. Without the prior written consent of Parent, none of the Company or any SpinCo Entity will agree, offer, suggest, propose or negotiate, commit to or effect, by consent decree, hold separate order, or otherwise, to any Remedial Action. Parent shall be entitled to lead any proceedings or negotiations with any Governmental Authorities with respect to any Remedial Actions, in consultation with the Company pursuant to Section 7.5(d). In furtherance of Section 7.5(c)(ii), but subject to Section 7.5(d), Parent may propose the assets or businesses of Parent or the SpinCo Entities that may be subject to any Remedial Actions. Notwithstanding anything in this Agreement to the contrary, the Company and its Affiliates shall not be obligated to take or agree or commit to take any action (i) that is not conditioned on the Closing or (ii) that relates to any Excluded Assets, the Company Business, the Retained Shares or the Company’s or its Subsidiaries’ ownership of Parent Common Stock and rights with respect thereto.

(d)          Parent and the Company shall cooperate and consult with each other, and develop a strategy, in connection with the making of all filings, notifications, communications, submissions, timing agreements or extensions, and any other actions pursuant to this Section 7.5, and, subject to applicable legal limitations and the instructions of any Governmental Authority, Parent and the Company shall keep each other apprised on a current basis of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other communications received by Parent and the Company, as the case may be, or any of their respective Subsidiaries or Affiliates, from any third party and/or any Governmental Authority with respect to such transactions. Parent shall, on behalf of the parties, control and lead all communications and strategy for dealing with the European Commission, the UK Competition and Markets Authority, the FTC, the US Department of Justice, and any other Governmental Authority in connection with the Requisite Regulatory Approvals, considering in good faith the views of the Company. Parent and the Company shall consult with each other prior to making any material decision with respect the matters which are the subject of this Section 7.5 involving any Governmental Authority, any Requisite Regulatory Approval or any Remedial Action (including any decision whether or not to proffer any Remedial Action (and the nature or magnitude of any such Remedial Action), the timing of proffering any Remedial Action, whether to withdraw any filing in connection with any such matters, and whether to enter into any “timing agreement” or similar agreement with any Governmental Authority in respect of any such matters). Notwithstanding the foregoing, in the event of any dispute between Parent and the Company with respect to the matters referred to in the immediately preceding sentence, Parent and the Company shall escalate such dispute to their respective chief legal officers, who shall attempt to promptly resolve such dispute. If any such dispute remains unresolved within two days of referral to the chief legal officers of Parent and the Company, the Parties shall escalate such dispute to the chief executive officers of Parent and the Company, who shall attempt to promptly resolve such dispute. If the dispute is not resolved by the chief executive officers of Parent and the Company within two business days of referred to the chief executive officers, Parent shall have the right to make the final determination with respect to such matter, acting reasonably and in good faith and in compliance with Parent’s obligations under this Section 7.5. Subject to applicable Law relating to the exchange of information, Parent and the Company shall permit counsel for the other party meaningful opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed notifications or filings and any non-administrative written communications or submissions to any Governmental Authority; provided, however, that materials may be redacted (i) to remove references concerning the valuation of the SpinCo Business and the SpinCo Business Assets or information concerning the Transaction Process, or proposals from third parties with respect thereto, (ii) as necessary to comply with contractual agreements, and (iii) as necessary to address reasonable privilege or confidentiality concerns. Parent and the Company agree not to participate in any pre-scheduled meeting or discussion, either in person, by video conference, or by telephone, with any Governmental Authority in connection with the proposed transactions unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Authority, gives the other party a reasonable opportunity to attend and participate.

(e)           Neither the Company nor Parent shall, or shall permit its Subsidiaries to, acquire or agree to acquire any other Person or business or any assets or properties of any other Person if such acquisition would reasonably be expected to materially impede, prevent or materially delay the expiration or termination of the waiting period under the HSR Act, receipt of the Requisite Regulatory Approvals, or the Closing.

Section 7.6            Financing and Financing Cooperation.

(a)          Parent shall use reasonable best efforts to take, and shall cause each of its Subsidiaries to use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain funds sufficient to fund the Required Amounts no later than immediately prior to the Distribution, including by (i) maintaining in effect, until the earlier of the initial funding of the Financing (as defined below) and the replacement of the Financing with the Permanent Financing (as defined below) or other sources of immediately available funds, the commitment letter, dated as of the date of this Agreement (including: (A) all exhibits, schedules and annexes to such agreement in effect as of the date hereof; and (B) any associated fee letters (together, as amended, modified, supplemented, restated, replaced or waived from time to time in accordance with the terms of this Agreement and the terms thereof, the “Debt Commitment Letter”)), from the Parent Lenders party thereto, pursuant to which, among other things, the Parent Lenders have committed to provide Parent or its designee with debt financing in the amount set forth therein (the committed debt financing contemplated by the Debt Commitment Letter, being referred to as the “Financing”), (ii) materially complying with the obligations that are set forth in the Debt Commitment Letter and the Financing Agreements that are within the control of Parent, (iii) enforcing the rights of Parent under the Debt Commitment Letter and the Financing Agreements and (iv) using reasonable best efforts to cause the applicable Parent Lenders to fund the full amount of the Financing (other than any portion thereof that is replaced with previously or concurrently incurred Permanent Financing or other sources of immediately available funds) no later than immediately prior to the Distribution.

(b)          In the event any funds in the amounts set forth in the Debt Commitment Letter or the Financing Agreements, or any portion thereof, become unavailable on the terms and conditions contemplated in the Debt Commitment Letter or the Financing Agreements, Parent shall use reasonable best efforts to cooperate to arrange to obtain promptly replacement debt financing for Parent from the same or alternative sources, in an aggregate amount that, together with the portion of the Financing then available and any Permanent Financing and other available sources of immediately available funds, is no less than the Required Amount (the “Alternative Financing”, it being understood and agreed that references herein to (i) the Financing shall include any such Alternative Financing and (ii) the Debt Commitment Letter or Financing Agreements shall include the commitment letter and definitive agreements, as applicable, in each case relating to such Alternative Financing), and to obtain a new financing commitment that provides for such financing; provided that (A) the terms of the Alternative Financing must (1) be on terms and conditions not less favorable to Parent than those in the Debt Commitment Letter or the Financing Agreements, as applicable, taking into account any “market flex” provisions thereof and (2) not contain any conditions to the consummation of such Alternative Financing that are more onerous than the conditions set forth in the Debt Commitment Letter or the Financing Agreements, as applicable, and (B) none of Parent or any of its Affiliates shall be required to agree to any Alternative Financing that would result in the payment of fees or interest rates applicable to the Financing in excess of those contemplated by the Debt Commitment Letter.

(c)           Parent shall give SpinCo prompt written notice upon it obtaining Knowledge of (i) any breach (or threatened breach) or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) by any party to the Debt Commitment Letter or the Financing Agreements, (ii) any actual or threatened withdrawal, repudiation or termination of the Financing or Permanent Financing by any party to the Debt Commitment Letter or the Financing Agreements and (iii) any material dispute or disagreement between or among any of the parties to the Debt Commitment Letter or the Financing Agreements.

(d)           The Company hereby consents to the use of logos exclusively used in the SpinCo’s Business and the SpinCo’s and its Subsidiaries’ legal entity name by Parent, solely in connection with the Financing and Permanent Financing and solely in a manner that does not and is not intended or reasonably likely to weaken, harm or disparage the reputation or goodwill of the relevant SpinCo party, or any of their respective Intellectual Property Rights.

(e)           Parent may amend, restate, modify, replace, terminate, assign or agree to any waiver or reduction of commitments under the Debt Commitment Letter and/or substitute commitments under the Debt Commitment Letter with any capital markets debt financing, term loans and/or commitments in respect of other debt from the same or alternative bona fide third-party financing sources and Parent or any of its Subsidiaries may incur any capital markets debt financing or other debt financing that refinances existing debt of Parent or any of its Subsidiaries (collectively, any such financing, the “Permanent Financing”) or substitute amounts thereunder for other sources of immediately available funds; provided that Parent shall not, without the prior written consent of SpinCo, agree to any amendments, restatements, supplements or modifications to, obtain any replacement of, or waive any of its rights under, the Debt Commitment Letter or the Financing Agreements, in whole or in part, if any such amendment, restatement, supplement, replacement, modification or waiver of the Debt Commitment Letter or the Financing Agreements would reasonably be expected to: (i) impose new or additional conditions or otherwise expand any conditions to the Financing, as applicable, (ii) reduce the aggregate amount of the Financing (in each case, except as expressly permitted therein, including as contemplated by any “market flex” provisions), including, in the case of the Debt Commitment Letter, by changing the amount of fees to be paid or the original issue discount of the debt to an amount that, when taken together with available cash on hand and other sources of funds immediately available to Parent, would be less than the Required Amount, (iii) delay in any respect the Closing, or (iv) adversely impact the ability of Parent to (A) enforce any rights against the other parties to the Debt Commitment Letter or the Financing Agreements or (B) cause the Mergers to be timely consummated (it being understood that Parent may amend and restate the Debt Commitment Letter or otherwise execute joinder agreements to the Debt Commitment Letter solely to add additional Parent Lenders, arrangers, agents or entities with other similar roles or titles without the Company’s consent) (clauses (i) through (iv), collectively, the “Prohibited Modifications”). Parent shall, upon reasonable request by the Company, (i) keep the Company informed in reasonable detail of the status of its efforts to arrange and consummate the Financing and Permanent Financing and (ii) as promptly as practicable provide copies of then-current drafts of the Financing Agreements.

(f)           Until the earlier of the Closing and the valid termination of this Agreement in accordance with Article IX, each of SpinCo, the Company and its Subsidiaries agrees to cooperate and use reasonable best efforts to take, or cause to be taken, and to cause their respective Representatives to take or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable and proper in connection with the arrangement, marketing and consummation of the Financing and the Permanent Financing, including, without limitation,

(i)           consulting in good faith on the terms and conditions of any Financing or Permanent Financing,

(ii)           participating in customary marketing and syndication efforts related thereto,

(iii)          participating in the preparation of customary rating agency presentations and meetings with rating agencies, due diligence sessions, lender and investor calls and drafting sessions with respect thereto at reasonable times and with reasonable advance notice, and, in each case, which shall be telephonic or held by videoconference unless otherwise agreed to by the Company,

(iv)          participating in investor roadshows and meetings with prospective investors and lenders in connection with the Financing or Permanent Financing, including making appropriate members of senior management of SpinCo available for such purposes,

(v)          participating in the preparation of appropriate and customary materials for investor and lender presentations, offering memoranda, private placement memoranda, registration statements, prospectuses, bank information memoranda and similar documents customarily required in connection with obtaining such Financing or Permanent Financing, and assisting with the identification of any portion of the information contained therein relating to such Person that constitutes material non-public information of such Person;

(vi)         using reasonable best efforts to cause SpinCo’s independent public accountants to (A) provide, consistent with customary practice or the requirements of Regulation S-K, customary auditor consents (including consents of accountants for use of their reports in any materials (including any registration statement) relating to the Financing or Permanent Financing) and/or Parent’s filing and reporting obligations with the SEC, (B) obtain customary accountants’ comfort letters (including customary “negative assurance” and change period comfort) and other customary documentation and items relating to the Financing or Permanent Financing, and (C) participate in accounting due diligence sessions,

(vii)       executing and delivering customary authorization letters to the underwriters, initial purchasers, arrangers and/or lenders and, with respect to any securities offering, customary authorization, consent and management representation letters to the applicable independent registered public accounting firm, in each case with respect to information regarding the SpinCo Business in connection with the Financing or Permanent Financing and otherwise assisting with the preparation of the definitive agreements with respect thereto (the “Financing Agreements”),

(viii)       on a timely basis, (x) furnishing any pertinent information regarding the SpinCo Business or any of their respective properties or assets, as may be reasonably requested by Parent in connection with the Financing or Permanent Financing or for inclusion or incorporation by reference in the Parent Registration Statement (including, without limitation, disclosures related to description of the business, management’s discussion and analysis and risk factors related to the business) and (y) furnishing summary financial results of the SpinCo Business reasonably available to or obtainable by the Company or SpinCo for any fiscal period of SpinCo for which historical financial statements of the SpinCo Business are not yet available, to the extent disclosure of such financial results would be necessary in connection with an offering of investment grade debt securities of SpinCo pursuant to a registered public offering or Rule 144A promulgated under the Securities Act at the time the relevant offering is being arranged or launched, in a form customarily used to “flash” or “pre-release” financial results for such an offering (and, upon the reasonable request of Parent and to the extent customary, advisable or necessary, the Company shall disclose publicly such financial results prior to or concurrently with the launch of any such offering),

(ix)          furnishing at least five (5) Business Days prior to the Closing (A) all documentation and other information requested by the financing sources required by applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, and (B) a “Beneficial Ownership Certification”, in each case to the extent requested at least seven (7) Business Days prior to the Closing; and

(x)           delivering any customary certificates required by the Financing Agreements.

(g)          Notwithstanding anything to the contrary in this Section 7.6, (i) no action contemplated in this Section 7.6 shall be required to the extent such action would: (A) cause any director, officer or employee of the Company or any of its Subsidiaries to incur any personal liability; (B) require the Company or any of its Subsidiaries (including SpinCo) to execute and deliver any documentation related to the Financing or Permanent Financing (other than, in the case of SpinCo and its Subsidiaries, documentation that is not effective prior to or is subject to the occurrence of the Closing or customary authorization letters, certificates, consents and management representation letters to the underwriters, initial purchasers, arrangers, lenders and/or the applicable independent registered public accounting firm in connection therewith); (C) cause any representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries; (D) require the Company or any of its Subsidiaries to pay any commitment or other similar fee or incur any obligation under any agreement, certificate, document or instrument (other than, in the case of SpinCo and its Subsidiaries, any agreement, certificate, document or instrument that is not effective prior to or is subject to the occurrence of the Closing or customary authorization, consent and management representation letters as set forth in clause (B) above); (E) require the Company or any of its Subsidiaries to execute and deliver any pledge or security documents or certificates, documents or instruments relating to the provision (or perfection) of collateral in connection with the Financing or Permanent Financing (other than, in the case of SpinCo and its Subsidiaries, such documentation that is not effective prior to or is subject to the occurrence of the Closing); (F) jeopardize (in the Company’s reasonable determination) any attorney-client privilege of the Company or any of its Subsidiaries (in which case the Company and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege); (G) result in a violation or breach of the Organizational Documents of the Company or its Subsidiaries, any SpinCo Material Contract or applicable law; (H) require the delivery of an opinion of counsel of the Company or its Subsidiaries; (I) require the Company or any of its Subsidiaries to prepare any pro forma financial statements or pro forma financial information (it being understood that the foregoing shall not limit the Company’s obligations to provide assistance with Parent’s preparation of pro forma financial information as set forth in clause (d) of the definition of Required Information) or provide any information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments desired to be incorporated into any information used in connection with the Financing or the Permanent Financing; or (J) unreasonably interfere with the respective businesses or ongoing operations of the Company and its Subsidiaries or Parent and its Subsidiaries; and (ii) no action contemplated in this Section 7.6 shall be required by the Company, SpinCo or their respective Subsidiaries to the extent such action would result in any materially adverse Tax consequences to the Company or its Subsidiaries, including as to the Tax-Free Status of the transactions contemplated by the Transaction Documents (as determined by the Company in good faith and in consultation with Parent). Nothing contained in this Section 7.6 or otherwise in this Agreement shall require the Company or any of its Subsidiaries (other than SpinCo and its Subsidiaries solely at or following the Closing) to be an issuer or other obligor with respect to the Financing or the Permanent Financing.

(h)          The Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to cooperate with Parent in obtaining, prior to or as of the Closing, the release of any guarantees, pledges, or other credit support provided by any SpinCo Entity or with respect to any SpinCo Assets in connection with any Excluded Liabilities (as defined in the Separation and Distribution Agreement), including by providing such notices, documentation and other assistance as may be reasonably requested by Parent in connection therewith; provided that in no event shall any such releases or documentation that are not subject to or conditioned on the Closing be effective prior to the Closing and delivering customary payoff letters or other documentation evidencing the release and termination of security interests against any SpinCo Entity or any SpinCo Asset (including any UCC-3 or equivalent financing statements or termination notices).

(i)            The Company and its Subsidiaries shall not be required to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or incur any other liability in connection with the Financing or the Permanent Financing (other than SpinCo and its Subsidiaries solely at or following the Closing), other than (x) reasonable and documented out-of-pocket costs subject to reimbursement pursuant to this Section 7.6(i) and (y) costs and expenses incurred in connection with the preparation and provision of the Required Information described in clauses (a) and (b) of the definition thereof. Parent shall, promptly on request by the Company, reimburse the Company and any of its Subsidiaries for all reasonable and documented out-of-pocket costs incurred by them or their respective Representatives in connection with such cooperation (other than (A) ordinary course amounts payable to employees of the Company and its Subsidiaries with respect to services provided prior to the Closing and (B) costs and expenses incurred in connection with the preparation and provision of the Required Information described in clauses (a) and (b) of the definition thereof) and shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing or the Permanent Financing, any action taken by them at the request of Parent or its Representatives pursuant to this Section 7.6 and any information used in connection therewith, other than to the extent any of the foregoing was suffered or incurred as a result of (i) information provided by or on behalf of the Company or any of its Subsidiaries expressly for use in connection with the arrangement of the Financing or the Permanent Financing, (ii) the bad faith, gross negligence or willful misconduct of the Company, its Subsidiaries or any of their Representatives, as determined in a final and non-appealable judgment by a court of competent jurisdiction, or (iii) the material breach of this Agreement by the Company, any of its Subsidiaries or their respective Representatives.

(j)            All non-public or otherwise confidential information regarding the SpinCo Business obtained by Parent or its Representatives pursuant to this Section 7.6 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Notwithstanding any other provision set forth herein or in any other agreement between the Company and Parent (or their respective Affiliates), each of the Company and SpinCo agrees that Parent may share information with respect to SpinCo and the SpinCo Business with the Parent Lender Parties, and that Parent and such Parent Lender Parties may share such information with potential financing sources in connection with any marketing efforts for the Financing and the Permanent Financing; provided, however, that with respect to any Financing or Permanent Financing, other than a registered public offering or an offering exempt from registration pursuant to Rule 144A, the recipients of such information and any other information contemplated to be provided by Parent or any of its Subsidiaries pursuant to this Section 7.6, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentiality provisions contained in customary bank books, offering memoranda, private placement memoranda and similar documents.

(k)          All non-public or otherwise confidential information regarding the businesses of Parent and its Subsidiaries obtained by the Company, SpinCo or their respective Representatives pursuant to this Section 7.6 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement.

Section 7.7           Access to Information. The Company shall, and shall cause its Subsidiaries, on the one hand, and Parent shall, and shall cause the Parent Subsidiaries, on the other hand, to afford to the other Party and to its respective Representatives, reasonable access, during normal business hours and subject to bona fide policies and procedures established by the other Party, during the Interim Period, in such manner as to not interfere with Parent’s and its Subsidiaries’ or the SpinCo Business’s (as applicable) normal operations, the properties, the SpinCo Business Records and appropriate Representatives, senior-level officers and employees of Parent and the Parent Subsidiaries or the Company and its Subsidiaries (related to the SpinCo Business), including the SpinCo Entities (as applicable), as such Party and its Representatives may reasonably request for the purposes of furthering the transactions contemplated by this Agreement or integration planning and preparing for the operation of Parent and the Surviving Entity post-Closing; provided that (a) such investigation shall only be upon reasonable notice and at the sole cost and expense of the investigating Party; (b) no Party or its Representatives shall be permitted to perform any environmental testing or sampling, including sampling of soil, groundwater, surface water, building materials, or air or wastewater emissions without the prior written consent of the other applicable Party; (c) no Party or its Representatives shall be entitled to access any employee-related or employee benefit-related files or records of another Party, including individual performance or evaluation records, medical histories, workers compensation records, drug testing results, or other sensitive personal information; and (d) that nothing in this Agreement shall require any Party to permit any inspection or disclose any information to any other Party that (i) would unreasonably interfere with the conduct of such Party’s business or result in damage to property (other than immaterial damage), except with such other Party’s prior written consent (which may be withheld or denied at its sole discretion), (ii) would cause a violation of any Law, privacy policy or any confidentiality obligations and similar restrictions that may be applicable to such information, or (iii) would jeopardize the attorney-client privilege or other disclosure privilege or protection to such Party (provided that the Party that would otherwise be required to disclose information to the other shall take any and all reasonable action necessary to permit such disclosure without such loss of privilege or violation of agreement, policy, Law or other restriction, including through the use of commercially reasonable efforts to obtain any required consent or waiver to the disclosure of such information from any third party and through the implementation of appropriate and mutually agreeable “clean room” or other similar procedures designed to limit any such adverse effect of sharing such information by each Party). Parent and the Company may, as it deems advisable, reasonably designate any competitively sensitive information as “clean team” or “outside counsel only” material or with similar restrictions. Notwithstanding anything in this Section 7.7 to the contrary (but without limiting the Company’s obligations under this Agreement, including Section 7.4), the Company and SpinCo shall not be required to provide access to, or make any disclosure with respect to, any information of or to the extent relating to the Company, any of its Affiliates or any of their respective businesses, other than information to the extent relating to the SpinCo Business, the SpinCo Entities, the SpinCo Business Assets or the SpinCo Liabilities. The Parties hereby agree that, notwithstanding anything in this Section 7.7 to the contrary, the provisions of the Confidentiality Agreement and the Clean Team Agreement shall apply to all information and material furnished by any Party or its Representatives thereunder and hereunder. The Confidentiality Agreement and the Clean Team Agreement shall survive any termination of this Agreement. All requests for such access to any Party shall be made to such Party or its designated Representative.

Section 7.8            D&O Indemnification and Insurance.

(a)           For a period of six (6) years from and after the First Merger Effective Time, SpinCo agrees that it shall indemnify and hold harmless each present and former director, officer or employee of any SpinCo Entity (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any matters existing or occurring at or prior to the First Merger Effective Time, whether asserted or claimed prior to, at or after the First Merger Effective Time, to the fullest extent that the Company or any of its Subsidiaries (including the SpinCo Entities), as the case may be, would have been permitted under the Organizational Documents of SpinCo as in effect on the date hereof to indemnify such Person (including promptly advancing expenses as incurred to the fullest extent permitted under such Organizational Documents, provided that such Person delivers an undertaking to SpinCo in advance agreeing to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment that such Person is not entitled to indemnification). Without limiting the foregoing, SpinCo shall cause each of the other SpinCo Entities (i) to maintain for a period of not less than six (6) years from the First Merger Effective Time provisions in their respective Organizational Documents concerning the indemnification and exculpation (including provisions relating to expense advancement) of the SpinCo Entities’ respective former and current officers, directors or employees that are no less favorable to those Persons than the provisions of the Organizational Documents of the Company as of the date hereof, and (ii) not to amend, repeal, waive or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by applicable Law.

(b)          The Company may at its option and sole expense procure a prepaid, non-cancelable six (6)-year “tail” policy commencing on the Closing Date covering the Indemnified Parties with respect to matters existing or occurring at or prior to the First Merger Effective Time.

(c)          Notwithstanding anything contained in this Agreement to the contrary, this Section 7.8 shall survive the consummation of the transactions contemplated hereby and shall be binding on all successors and assigns of SpinCo and are intended to be for the benefit of, and will be enforceable by, each present and former director, officer and employee of any SpinCo Entity and his or her heirs and representatives. In the event that SpinCo or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of SpinCo, as the case may be, shall succeed to the obligations set forth in this Section 7.8.

Section 7.9           No Solicitation.

(a)          Parent shall immediately cease, and shall cause its Subsidiaries and shall direct and use reasonable best efforts to cause its Representatives to immediately cease, any discussions or negotiations with any Person (other than the Company or its Affiliates) that may be ongoing with respect to a Competing Proposal, or any proposal that would reasonably be expected to lead to a Competing Proposal, and, if as of the execution of this Agreement not already so requested, shall promptly request that each such Person return or destroy, in accordance with the terms of any confidentiality agreement between Parent or its Subsidiaries and such Person, any confidential information that has been provided in any such discussions or negotiations. From the date hereof until the earlier of the First Merger Effective Time or the termination of this Agreement in accordance with Article IX, Parent shall not, and shall cause its respective Subsidiaries and shall direct and use reasonable best efforts to cause its Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any Competing Proposal or any inquiry, proposal or offer which would reasonably be expected to lead to a Competing Proposal, or (ii) engage in any discussions or negotiations regarding, or furnish to any Person any nonpublic information relating to Parent or any Parent Subsidiary in connection with, any Competing Proposal (or any inquiry, proposal or offer which would reasonably be expected to lead to a Competing Proposal); provided, however, that (x) Parent may direct any Person that submits any Competing Proposal or makes any inquiry, proposal or offer which would reasonably be expected to lead to a Competing Proposal (in each case, not involving, following or resulting from any breach of this Section 7.9) to the provisions of this Section 7.9 and (y) if, prior to obtaining the Parent Stockholder Approval and following the receipt of a bona fide written Competing Proposal made after the date hereof that the Parent Board determines in good faith (after receiving advice of its financial advisor and of its outside legal counsel) is or could reasonably be expected to lead to a Superior Proposal and that was not, directly or indirectly, solicited, initiated, encouraged or facilitated by the breach (other than a de minimis breach) of this Section 7.9(a), the Parent Board determines in good faith, after consultation with outside legal counsel, that a failure to take action with respect to such Competing Proposal would reasonably be expected to be inconsistent with the statutory standard of conduct applicable to directors of Maryland corporations under applicable Law, Parent may, in response to such Competing Proposal and subject to Section 7.9(d), (A) furnish information with respect to Parent, its Subsidiaries and Affiliates to the Person making such Competing Proposal pursuant to an Acceptable Confidentiality Agreement and (B) engage in discussions or negotiations with such Person regarding such Competing Proposal. Except as expressly permitted by this Section 7.9, the Parent Board shall not, from and after the date of this Agreement until the earlier of the First Merger Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article IX, (1) adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend, any Competing Proposal; (2) withdraw, change, amend, modify or qualify, or publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to the Company, the Parent Board Recommendation, (3) if a Competing Proposal has been publicly announced, fail to publicly make a statement that the Company recommends against any such Competing Proposal within ten (10) Business Days after the initial request in writing by the Company following such public announcement to do so or, if requested by the Company in writing, after any material amendment, revision or change to the terms of any such previously publicly disclosed Competing Proposal have been made public (or subsequently withdraw, change, amend, modify or qualify (or publicly propose to do so), in a manner adverse to the Company, such recommendation against such Competing Proposal), (4) fail to include the Parent Board Recommendation in the Proxy Statement, (5) approve or authorize, or cause or permit Parent or any Parent Subsidiary to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding or similar agreement with respect to any Competing Proposal (other than an Acceptable Confidentiality Agreement) or (6) commit or agree to do any of the foregoing (any act described in clauses (1), (2), (3), (4) or (6) (to the extent relating to clauses (1), (2), (3) or (4)), a “Parent Adverse Recommendation Change”).

(b)          Except as expressly permitted by this Section 7.9, Parent shall not, and shall cause its respective Subsidiaries not to, from and after the date of this Agreement until the earlier of the First Merger Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article IX, (i) take any action to make the provisions of any takeover statute inapplicable to any transactions contemplated by a Competing Proposal; or (ii) terminate, amend in a manner adverse to the Company, release, modify or grant any permission, waiver or release under, any standstill or similar agreement entered into by Parent or any of its Subsidiaries in respect of or in contemplation of a Competing Proposal (other than if the Parent Board determines, in good faith after consultation with its outside legal counsel, that failure to take any of such actions would reasonably be expected to be inconsistent with the statutory standard of conduct applicable to directors of Maryland corporations under applicable Law).

(c)          In addition to the provisions of Section 7.9(a) and Section 7.9(b), prior to receipt of the Parent Stockholder Approval, the Parent Board may (I) in response to any bona fide written Competing Proposal that was not solicited, initiated or knowingly encouraged in violation of Section 7.9(a), effect a Parent Adverse Recommendation Change or (II) in response to an Intervening Event, effect a Parent Adverse Recommendation Change, in the case of each of clauses (I) and (II), if and only if (i) (A) in the case of a Competing Proposal, the Parent Board concludes in good faith, after consultation with Parent’s outside financial advisor and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal, or (B) in the case of an Intervening Event, if the Parent Board determines in good faith that an Intervening Event has occurred and is continuing; (ii) the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the statutory standard of conduct applicable to directors of Maryland corporations under applicable Law; (iii) the Parent Board provides the Company four (4) Business Days’ prior written notice of its intention to take such action (an “Alternative Notice”), which notice shall include the information with respect to such Competing Proposal that is specified in Section 7.9(d) as well as a copy of the acquisition agreement relating to such Competing Proposal (if any), or the material facts and circumstances relating to any such Intervening Event, as applicable; (iv) during the four (4) Business Days following such written notice (the “Negotiation Period”), if requested by the Company, Parent shall have negotiated (and directed its Representatives to negotiate) in good faith with the Company regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by the Company in response to such Competing Proposal or Intervening Event; and (v) at the end of the four (4) Business Day period described in the foregoing clause (iv), the Parent Board concludes in good faith, (A) after consultation with Parent’s outside legal counsel and financial advisor (and taking into account any adjustment or modification of the terms of this Agreement to which the Company and SpinCo have agreed in writing), that any Competing Proposal continues to be a Superior Proposal or (B) after consultation with Parent’s outside legal counsel, that the failure to make a Parent Adverse Recommendation Change with respect to such Intervening Event would reasonably be expected to be inconsistent with the statutory standard of conduct applicable to directors of Maryland corporations under applicable Law. Any material amendment or material modification to any Competing Proposal (including any amendment or modification to the amount, form or mix of consideration the stockholders of Parent would receive as a result of the Superior Proposal) or to the facts and circumstances relating to any Intervening Event shall require a new Alternative Notice and a new Negotiation Period commencing from the date of receipt of such new Alternative Notice; provided that with respect to each subsequent written notice related to a material amendment or modification, references to the four (4) Business Day period in the foregoing clauses (iii), (iv) and (v) shall be deemed to be references to two (2) Business Days.

(d)          Without limiting the obligations set forth in Section 7.9(a) and Section 7.9(c), Parent shall promptly, and in any event no later than twenty-four (24) hours, after it receives (i) any Competing Proposal or written indication by any Person that is reasonably likely to lead to a Competing Proposal, (ii) any request for non-public information relating to Parent or its Subsidiaries relating to, or from any Person that has indicated in writing that such Person is reasonably likely to make, a Competing Proposal (other than requests for information in the ordinary course of business and unrelated to a Competing Proposal) or (iii) any inquiry or request for discussions or negotiations regarding any Competing Proposal, notify the Company (which notice, if provided orally, shall be confirmed in writing) of any of the foregoing occurrences, the identity of the Person making such request, inquiry or Competing Proposal and a copy of such request, inquiry or Competing Proposal (or where no such copy is available, a reasonably detailed description of the material terms of such request, inquiry or Competing Proposal). Parent shall keep the Company reasonably informed on a reasonably prompt basis (and in any event no later than twenty-four (24) hours) after the occurrence of any material changes, discussions, negotiations or developments of the status of any such request, inquiry or Competing Proposal (including the any material changes to the terms and conditions thereof and of any other material modification thereto), and any other material developments, discussions and negotiations with respect thereto (which shall remain subject to the other obligations of Parent hereunder), including promptly furnishing copies of any written inquiries, material correspondence and draft documentation and definitive agreements and written summaries of any other material oral inquiries or discussions. Parent agrees that, subject to applicable restrictions under applicable Law, it shall promptly (and in any event, within twenty-four (24) hours after the time it is provided to any third parties), provide to the Company any non-public information concerning Parent or its Subsidiaries that Parent provides to any third party in connection with any Competing Proposal which was not previously provided to the Company and SpinCo.

(e)          Nothing contained in this Agreement shall prohibit Parent or the Parent Board from taking and disclosing to its stockholders a position that Parent reasonably and in good faith determines requires disclosure pursuant to the Exchange Act (including any “stop, look and listen” communication pursuant to Rule 14d-9(f)) or the rules and regulations of the NYSE, and such disclosure shall not be deemed a Parent Adverse Recommendation Change so long as such disclosure includes the Parent Board Recommendation, without alternation, modification or qualification thereof, or would not otherwise constitute a Parent Adverse Recommendation Change.

(f)           Any failure of Parent’s Subsidiaries or their Representatives to comply with any provisions of this Section 7.9 applicable thereto (as if such Subsidiaries or Representatives were directly subject to this Section 7.9) shall be deemed a breach of this Section 7.9 by Parent.

(g)           For purposes of this Agreement:

(i)          “Competing Proposal” means, other than the transactions contemplated by this Agreement, any proposal or offer from a third party relating to (A) a merger, scheme of arrangement, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or other similar transaction involving Parent; (B) the acquisition (whether by merger, scheme of arrangement, consolidation, sale of assets, equity investment, joint venture or otherwise) by any Person of twenty percent (20%) or more of the consolidated assets of Parent and the Parent Subsidiaries, as determined on a fair-market-value basis; (C) the purchase or acquisition after the date hereof, directly or indirectly, by any Person of twenty percent (20%) or more of the issued and outstanding shares of the Parent Common Stock or of any other class or type of Interests in Parent; (D) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any Person beneficially owning twenty percent (20%) or more of the shares of Parent Common Stock or of any other class or type of Interests of Parent or any of its Subsidiaries; or (E) any combination of the foregoing.

(ii)           “Superior Proposal” means a bona fide written Competing Proposal (except the references therein to “20%” shall be replaced by “50%”) made by a third party which was not solicited by Parent or any of its Representatives in violation of Section 7.9(a) and which, in the good faith judgment of the Parent Board after consultation with its financial advisor and outside legal counsel, taking into account the various legal, financial and regulatory aspects of the Competing Proposal, (A) if accepted, is reasonably likely to be consummated and (B) if consummated, would result in a transaction that is more favorable to Parent’s stockholders from a financial point of view than the First Merger and the other transactions contemplated hereby (after giving effect to all adjustments or modifications to the terms thereof which may be agreed in writing to be made by the Company and SpinCo pursuant to Section 7.9(c)).

Section 7.10          Exclusivity. The Company shall immediately cease, and shall cause its Subsidiaries and shall direct and use reasonable best efforts to cause its Representatives to immediately cease, any discussions or negotiations with any Person (other than Parent or its Affiliates) that may be ongoing with respect to a SpinCo Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to a SpinCo Proposal, and shall promptly request that each Person that has been provided with any confidential information in connection with any SpinCo Proposal prior to the date of this Agreement promptly return or destroy, in accordance with the terms of any confidentiality agreement between the Company or its Subsidiaries and such Person, such information (if as of the execution of this Agreement not already so requested), including promptly terminating any access by any Person to any physical or electronic data room relating to any SpinCo Proposal. From the date hereof until the earlier to occur of (a) the termination of this Agreement pursuant to Article IX and (b) the First Merger Effective Time, the Company shall not, and shall cause its Subsidiaries and shall direct and use reasonable best efforts to cause its Representatives not to: (i) solicit, initiate, knowingly encourage or knowingly facilitate (including by way of furnishing information which has not been previously publicly disseminated) any proposal from or on behalf of a third party relating to any acquisition (whether by merger, purchase of Interests, purchase of assets or otherwise), exclusive license, joint venture, partnership, recapitalization, liquidation, dissolution or other transaction involving any portion of the business or assets of the Company and its Subsidiaries that, individually or in the aggregate, constitutes (A) 10% or more of the net revenues, net income or assets of the SpinCo Business (taken as a whole), (B) 10% or more of the net revenues, net income or assets of the Dutch SpinCo Business or (C) 10% or more of the net revenues, net income or assets of the French SpinCo Business (any of the foregoing, a “SpinCo Proposal”), or any inquiry, proposal or offer which would reasonably be expected to lead to a SpinCo Proposal, (ii) engage in any discussions or negotiations regarding, or furnish to any Person any nonpublic information relating to the SpinCo Business, SpinCo Business Assets or SpinCo Entities in connection with, any SpinCo Proposal or any inquiry, proposal, effort or attempt related to or that would reasonably be expected to lead to, a SpinCo Proposal, (iii) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any SpinCo Proposal, or (iv) approve or authorize, or cause or permit the Company or any of its Subsidiaries to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document relating to, or providing for, any SpinCo Proposal; provided that nothing in this Section 7.10 shall limit the Company’s ability to pursue or engage in any transaction relating to substantially all of the business of the Company and its Subsidiaries, taken as a whole (as opposed to solely the SpinCo Business), so long as such transaction (x) would not reasonably be expected to impact in any material and adverse manner the SpinCo Entities, SpinCo Business or SpinCo Assets and (y) would not reasonably be expected to interfere with, prevent or materially impair or delay the Company’s ability to comply with its obligations hereunder and under the Separation and Distribution Agreement or to consummate the transactions contemplated hereby or by the Separation and Distribution Agreement.

Section 7.11        Public Announcements. Except (a) as otherwise expressly contemplated by this Agreement, (b) in connection with any press release, public statement or filing to be issued or made by Parent with respect to any Parent Adverse Recommendation Change in accordance with this Agreement, or (c) for the press releases announcing the Transaction to be issued by the Parties in the forms agreed by the Parties (or any public statement or disclosure that contains or reflects only such information previously disclosed in press releases or other public disclosures made in accordance with this Section 7.11), neither Parent nor the Company will, and each of Parent and the Company will cause its Subsidiaries not to, issue any press release or otherwise make any public statements or disclosure with respect to the transactions contemplated hereby or by the Transaction Documents without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, to the extent such disclosure is required by applicable Law or the rules of any stock exchange, the Party seeking to make such disclosure will promptly notify the other Party thereof and the Party making such statement will use efforts reasonable under the circumstances to consult in good faith with the other Party thereto prior to making such disclosure in order to allow a mutually agreeable release or announcement to be issued. Notwithstanding the foregoing, any Party may make statements that are consistent with previous public releases made by such Party in compliance with this Section 7.11.

Section 7.12          Employee Non-Solicitation; Non-Competition.

(a)          From and after the Closing Date, until the date that is two (2) years after the Closing Date, the Company shall not and shall ensure that no Subsidiary of the Company, directly or indirectly, (i) solicits for employment any Transferred SpinCo Employee or (ii) offers to hire or hires any Transferred SpinCo Employees who was at a work level of WL3 or above immediately prior to the Closing; provided, however, that nothing in this Section 7.12(a) will prohibit the Company or any of its Subsidiaries from (v) engaging in general solicitations to the public or general advertising not directly targeted at Transferred SpinCo Employees, (w) soliciting any person via a search firm or employment agency that is not instructed to specifically target Transferred SpinCo Employees, (x) soliciting any person who has ceased to be employed by Parent or any of its Subsidiaries prior to the commencement of such solicitation, (y) soliciting any person who initiates discussions regarding employment with the Company or any of its Subsidiaries without any direct or indirect solicitation by the Company or any of its Subsidiaries, or (z) employing any Transferred SpinCo Employee as a result of activities permitted by the foregoing clauses (v), (w), (x) or (y).

(b)          From and after the Closing Date, until the date that is two (2) years after the Closing Date, Parent shall not and shall ensure that no Subsidiary of Parent, directly or indirectly, (i) solicits for employment any Company Representative or (ii) offers to hire or hires any Company Representative with a work level of WL3 or above; provided, however, that nothing in this Section 7.12(b) will prohibit Parent or any of its Subsidiaries from (v) engaging in general solicitations to the public or general advertising not directly targeted at Company Representatives, (w) soliciting any person via a search firm or employment agency that is not instructed to specifically target Company Representatives, (x) soliciting any person who has ceased to be employed by the Company or any of its Subsidiaries prior to the commencement of such solicitation, (y) soliciting any person who initiates discussions regarding employment with Parent or any of its Subsidiaries without any direct or indirect solicitation by Parent or any of its Subsidiaries, or (z) employing any Company Representative as a result of activities permitted by clauses (v), (w), (x) or (y).

(c)          From the Closing Date until the date that is four (4) years after the Closing Date, the Company will not, and will cause its Subsidiaries not to (and any successor to the Company in a corporate reorganization transaction not involving any unrelated third party counterparty will not) engage in (or own any Interest in any Person who engages in or manages or operates any business that engages in) the business of manufacturing, marketing, producing, selling or distributing any of the following products or similar products: spices, cooking aids & mini-meals (including soups, bouillons, seasonings), condiments (including mayonnaise, ketchup) and other product that as of the Closing Date forms part of the product line referred to as Unilever Food Solutions.

(d)          The prohibitions in Section 7.12(c) will not apply to:

(i)           any acquisition, merger, business combination or similar transaction (or series of related transactions) by the Company or any of its Subsidiaries of all or any part of a business or Person that is engaged in activities that the Company would be prohibited from engaging in pursuant to Section 7.12(c) where such acquired business or Person’s consolidated revenues in respect of such prohibited activities represented no more than ten percent (10%) of the aggregate consolidated revenues of such acquired business or Person, as applicable, for such acquired business’s or Person’s most recently completed fiscal year; so long as within fifteen (15) months after the consummation of the Company’s or one or more Subsidiaries’ acquisition (whether by merger, business combination, stock purchase or otherwise) of such business or Person, either (x) the Company or such Subsidiary or Subsidiaries disposes of such Person or business or the relevant portion thereof that is engaged in any prohibited activities, or (y) at the expiration of such fifteen (15)-month period, the operation of such prohibited business has been discontinued;

(ii)          any act or omission carried out by the Company to the extent such act or omission arises directly from a takeover offer, scheme of arrangement or similar transaction made for the Company by a third party in compliance with the UK Takeover Code (or any replacement or equivalent regime), or which is taken by the Company after any such successful takeover offer, scheme of arrangement or similar transaction made for the Company by a third party in compliance with the UK Takeover Code (or any replacement or equivalent regime) in connection therewith, provided that the Company does not initiate or structure such transaction for the purpose of circumventing the restrictions in Section 7.12(c);

(iii)         the ownership by the Company or DutchCo, directly or indirectly, of ten percent (10%) or less of the outstanding stock or other securities of any Person; provided, that such shares are held for passive investment purposes only and neither the Company nor any of its Affiliates exercises control of such Person;

(iv)        the operation of the Excluded Businesses (as that term is defined in the Separation and Distribution Agreement);

(v)         the ownership by the Company or DutchCo of the Retained Shares; or

(vi)        the performance by the Company or any of its Subsidiaries of their respective obligations under any Transaction Document.

(e)           The Parties acknowledge that the covenants set forth in this Section 7.12 are reasonable in order to protect the value of the SpinCo Business. It is the intention of the Parties that if any restriction or covenant contained in this Section 7.12 covers a geographic area, is for a length of time or is of a scope that is not permitted by applicable Law, or in any way construed to be too broad or to any extent invalid, such restriction or covenant will not be construed to be null, void and of no effect, but will, to the extent such restriction or covenant would be valid or enforceable under applicable Law, be construed and interpreted to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained in this Section 7.12) that would be valid and enforceable under such applicable Law.

Section 7.13         Defense of Litigation. Parent and the Company shall provide the other Party prompt notice in writing of any Action brought by any shareholder or purported shareholder of such Party against it, any of its Subsidiaries or any of their respective directors and officers (including, with respect to the Company, SpinCo) relating to the transactions contemplated by this Agreement or the Separation and Distribution Agreement, including the Separation, the Mergers, the Parent Share Issuance and the Parent Charter Amendment (collectively, “Transaction Litigation”), and shall keep the other Party informed on a reasonably current basis with respect to the status thereof and consider any comments or suggestions made by the other Party with respect to the strategy therefor; provided that prior to the First Merger Effective Time, no Party shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Action arising or resulting from the transactions contemplated by this Agreement or consent to the same, without the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed) to the extent (a) such Action includes the other Party or any of its Subsidiaries, directors or officers as named defendants, or (b) such compromise, settlement or arrangement would reasonably be expected to prevent, materially impair, materially delay or otherwise have a material adverse effect on the ability of the Parties to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby in a timely manner.

Section 7.14        Section 16 Matters. Prior to the First Merger Effective Time, each of Parent, the Company and SpinCo shall take all such steps as may be required (to the extent permitted by applicable Law) to cause any dispositions of SpinCo Common Stock (including derivative securities with respect to SpinCo Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement or any Transaction Document, including the Distribution, directly or indirectly, by each individual, if any, who is subject to Section 16(a) of the Exchange Act with respect to Parent or SpinCo, as applicable, as an officer or director thereof to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with (and to the extent permitted by) applicable SEC rules and regulations and interpretations of the SEC staff.

Section 7.15         Control of Other Party’s Business. Nothing contained in this Agreement shall give the Company or SpinCo, directly or indirectly, the right to control or direct Parent’s operations prior to the First Merger Effective Time. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company or, prior to the First Merger Effective Time, the SpinCo Business. Each of the Company and Parent, and prior to the First Merger Effective Time, SpinCo shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Section 7.16        SpinCo Share Issuance. Prior to the First Merger Effective Time, SpinCo will take all actions necessary to authorize the issuance of a number of, or stock split of, shares of SpinCo Common Stock such that the total number of shares of SpinCo Common Stock outstanding immediately prior to the First Merger Effective Time will equal the sum of (a) the Distribution Shares plus (y) the Retained Shares (the “SpinCo Share Issuance”). Each of the Company and SpinCo shall effect such amendments, filings or other actions with respect to its respective Organizational Documents as are necessary to effect the Distribution in accordance with the terms of this Agreement and the Separation and Distribution Agreement.

Section 7.17          Agreement With Respect to Release of Support Obligations.

(a)          Parent shall use commercially reasonable efforts to obtain from the respective beneficiary, in form and substance reasonably satisfactory to the Company, with respect to Support Obligations that are identified by the Company in writing to Parent at least 30 Business Days prior to the Closing Date, on or prior to the First Merger Effective Time (and, with respect to other Support Obligations or to the extent any Support Obligation remains outstanding after the First Merger Effective Time, for up to twelve (12) months after the First Merger Effective Time), valid and binding written unconditional releases of the Company and its Affiliates (other than the SpinCo Entities), as applicable, from any Liability (other than any Excluded Liability), whether arising before, on or after the Closing Date, under any Support Obligation in effect immediately prior to the First Merger Effective Time, which shall be effective as of the First Merger Effective Time, including by providing, as reasonably determined by Parent, substitute guarantees, furnishing letters of credit, instituting escrow arrangements, posting surety or performance bonds or making other arrangements as the counterparty may reasonably request. During the Interim Period, Parent shall coordinate with the Company with respect to their joint initial contact with such beneficiaries, afford the Company a reasonable opportunity to participate in discussions with such beneficiaries prior to engaging therein, and keep the Company reasonably informed of any discussions with such beneficiaries in which the Company does not participate.

(b)          Without limiting Parent’s obligations under Section 7.17(a), if any Support Obligation has not been released as of the First Merger Effective Time, then, from and after the First Merger Effective Time, (i) Parent shall indemnify and hold harmless the Company and its applicable Affiliates for any Liabilities arising from or relating to such Support Obligation (other than any Excluded Liabilities), including any fees in connection with the issuance and maintenance of any letters of credit, and (ii) Parent shall not permit any of the SpinCo Entities to (A) renew or extend the term of, (B) increase its obligations under, (C) transfer to another third party or (D) amend in any manner any loan, Contract or other obligation if, as a result thereof, the Company or any of its applicable Affiliates would become liable under such Support Obligation. To the extent that the Company or any of its applicable Affiliates has performance obligations under any Support Obligation after the First Merger Effective Time, from and after the First Merger Effective Time, Parent shall (x) perform (or cause the SpinCo Entities to perform) such obligations on behalf of the Company and such Affiliates or (y) otherwise take such action as reasonably requested by the Company and such Affiliates so as to put the Company and such Affiliates in the same position as if Parent, and not the Company, had performed or were performing such obligations.

(c)          Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that at any time on or after the first anniversary of the Closing Date, (i) the Company may, in consultation in good faith with Parent, take any action to terminate, obtain release of or otherwise limit its Liability under any and all outstanding Support Obligations, provided that such action would not result in any material Liability for Parent and its Subsidiaries or materially and adversely impact the SpinCo Business and (ii) neither the Company nor any of its applicable Affiliates will have any obligation to renew any guarantees, letters of credit, comfort letters, bonds, sureties and other credit support or assurances issued on behalf of any of the SpinCo Entities or the SpinCo Business after the expiration thereof.

Section 7.18        Transaction Documents. Parent shall, or shall cause its applicable Subsidiaries to, execute and deliver to the Company at or prior to the Closing each of the Transaction Documents to which it or any such Subsidiary is or will be a party at the First Merger Effective Time. The Company shall, or shall cause its applicable Subsidiaries to, execute and deliver to Parent at or prior to the Closing each of the Transaction Documents to which it or any such Subsidiary is or will be a party at the First Merger Effective Time. Parent, DutchCo and the Company (a) shall cooperate and negotiate in good faith to promptly enter into the Stockholders Agreement following the date hereof, which shall become effective at the Closing, and shall be substantially consistent with the Stockholders Agreement Term Sheet and (b) in the event that the parties fail to enter into the Stockholders Agreement as of the Closing, agree to be bound by the terms of the Stockholders Agreement Term Sheet from the Closing until the earlier of (i) the date the parties enter into a Stockholders Agreement in accordance with this Section 7.18 and (ii) the date that the Stockholders Agreement Term Sheet expires in accordance with its terms.

Section 7.19         NYSE Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock issuable pursuant to the First Merger to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable after the date of this Agreement, and in any event prior to the First Merger Effective Time.

Section 7.20        Secondary Listing. If requested by the Company within one hundred and twenty (120) days following the date of this Agreement, Parent shall use its reasonable best efforts to cause the shares of Parent Voting Common Stock and Parent Non-Voting Common Stock to be admitted to listing on the secondary listing category for international commercial companies of the UK Financial Conduct Authority and to trading on the LSE or listing and trading on Euronext Amsterdam as requested by the Company (at the sole discretion of the Company), and the Parties shall cooperate with respect to such applications for admission to listing and trading, including with respect to applicable filings (and any documentation to be prepared, filed and/or approved in relation thereto) and other information requested by the UK Financial Conduct Authority or LSE or the AFM or Euronext Amsterdam, as applicable.

Section 7.21       Takeover Statutes. If any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other form of antitakeover Law shall become applicable to the transactions contemplated hereby, Parent, Merger Subs and their respective boards of directors and managers, as applicable, shall use all reasonable efforts to grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 7.22         Obligations of Merger Subs and SpinCo. Parent shall take all action necessary to cause each Merger Sub to perform its obligations and take any actions contemplated or required under this Agreement or to consummate the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement. The Company shall take all action necessary to cause SpinCo to perform its obligations and to take any actions contemplated or required to be taken by SpinCo under this Agreement or the Separation and Distribution Agreement, in each case to the extent arising prior to the First Merger Effective Time, to consummate the transactions contemplated hereby, including the Mergers, upon the terms and subject to the conditions set forth in this Agreement and the Separation and Distribution Agreement.

Section 7.23          International Asset Sales.

(a)          In connection with the Closing, the Company shall, or shall cause its Subsidiaries to, sell, assign, transfer and convey to Parent, and Parent shall, or shall cause one or more of its Subsidiaries to, purchase and acquire from the Company, the Transferred Assets (as defined in the Asset Purchase Agreement) upon the terms and subject to the conditions of the Asset Purchase Agreement. The Parties shall or shall cause their applicable Subsidiaries to enter into such local transfer documents as may be required pursuant to applicable local Law to effect the transactions contemplated by the Asset Purchase Agreement.

(b)          The Parties agree that the sum of the SpinCo Asset Sale Payment, the Internal Asset Sales Payments and the SpinCo Note Amount shall be equal to $15,700,000,000.

Section 7.24         Further Assurances. Except as otherwise expressly provided in this Agreement, the Parties shall, and shall cause their respective Affiliates to, use their respective commercially reasonable efforts to take, or cause to be taken, all appropriate action, to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under this Agreement or applicable Law as may be required to carry out the provisions of this Agreement and to consummate and make effective the Mergers and the other transactions contemplated hereby and by the Transaction Documents (other than with respect to the matters covered in Section 7.5 and Section 7.6, respectively, which shall be governed by the provisions of Section 7.5 and Section 7.6, respectively, and any consents required in connection with the Separation, which shall solely be governed by the Separation and Distribution Agreement). In furtherance and not in limitation of the foregoing, each Party shall use commercially reasonable efforts to obtain all consents, approvals or waivers from third parties necessary in connection with the Mergers (other than with respect to the matters covered in Section 7.5, which shall be governed by the provisions of Section 7.5 and any consents required in connection with the Separation, which shall solely be governed by the Separation and Distribution Agreement); provided that, no Party or any of its Affiliates shall be required to commence any litigation or offer or pay any money or otherwise grant any accommodation (financial or otherwise) to any third party with respect to the foregoing. The failure to obtain any consents, approvals or waivers from third parties shall not in and of itself constitute a breach of this Agreement.

Section 7.25          Sole Shareholder Approval. Immediately after the execution of this Agreement, DutchCo will deliver the SpinCo Shareholder Approval to Parent. Immediately after the execution of this Agreement, Parent will deliver the Merger Sub Stockholder Approval to the Company.

Section 7.26        Resignations. If requested by Parent in writing, the Company and DutchCo shall use reasonable best efforts to obtain and deliver to Parent, at or prior to the First Merger Effective Time, the resignation of each officer or director of SpinCo.

Section 7.27          Delivery of Required Information.

(a)           The Company and DutchCo shall, with respect to the information set forth in clauses (a) and (b) of the definition of “Required Information” cause SpinCo to deliver, or cause to be delivered, and, with respect to the information set forth in clauses (c) and (d) of the definition of “Required Information,” to cause SpinCo to deliver, or cause to be delivered, to Parent all such components of the Required Information relating to SpinCo, its Subsidiaries and the SpinCo Business as promptly as reasonably practicable and shall cooperate with Parent in connection with the preparation of the pro forma financial statements referred to in clause (d) of the definition of “Required Information,” including by providing all financial information and supporting data reasonably required for such preparation.

(b)          The Company and DutchCo shall, and shall cause SpinCo and its Subsidiaries to, use reasonable best efforts to periodically update any Required Information provided to Parent as may be necessary so that such Required Information is (i) Compliant and (ii) meets the applicable requirements set forth in the definition of “Required Information.”

Article VIII

CONDITIONS TO THE FIRST MERGER

Section 8.1            Conditions to the Obligations of SpinCo, the Company, DutchCo, Parent and Merger Subs to Effect the First Merger. The respective obligations of each Party to consummate the First Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by the Company and Parent) at or prior to the Closing of the following conditions:

(a)           the waiting period (or any extension thereof) under the HSR Act with respect to the First Merger shall have expired or been terminated pursuant to the HSR Act; (ii) all other Requisite Regulatory Approvals shall have been obtained, and shall remain in full force and effect and all statutory waiting periods (and any extensions thereof) in respect thereof shall have expired or been terminated; and (iii) there shall not be in effect any voluntary agreement between the Parent or the Company (solely to the extent entry into such agreement was consented to by the other Party) and any Governmental Authority pursuant to which Parent or the Company has agreed not to consummate the transactions contemplated by this Agreement for any period of time;

(b)          the Distribution shall have been consummated in accordance with the Separation and Distribution Agreement;

(c)          (i) each of the Parent Registration Statement and the SpinCo Registration Statement shall have become effective in accordance with the Securities Act or the Exchange Act, as applicable, and none shall be the subject of any stop order by the SEC or actual or threatened proceedings by a Governmental Authority seeking such a stop order; and (ii) the applicable notice periods required by applicable stock exchange rules or securities laws shall have expired;

(d)           the Parent Stockholder Approval shall have been obtained;

(e)           no Governmental Authority of competent jurisdiction in the United States or any other jurisdiction which is the subject of a Requisite Regulatory Approval shall have enacted, issued or granted any Law (whether temporary, preliminary or permanent), in each case that is in effect and which has the effect of restraining, enjoining or prohibiting the consummation of the Reorganization, the Distribution, the Parent Share Issuance, the SpinCo Share Issuance or the Mergers; and

(f)           the shares of Parent Common Stock issuable pursuant to the First Merger shall have been approved for listing on NYSE, subject to official notice of issuance.

Section 8.2            Additional Conditions to the Obligations of the Company, DutchCo and SpinCo. The obligation of the Company and SpinCo to consummate the First Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by the Company) at or prior to the Closing of the following additional conditions:

(a)           Parent and Merger Subs shall each have performed and complied in all material respects with the obligations, covenants and agreements required by this Agreement to be performed or complied with by it at or prior to the First Merger Effective Time;

(b)          all representations and warranties made by Parent and Merger Subs set forth in Article VI (other than the first sentence of Section 6.1(a), Section 6.1(b), Section 6.1(c), Section 6.2, Section 6.3, Section 6.13(a), Section 6.20, Section 6.24 and Section 6.25), without giving effect to materiality, Parent Material Adverse Effect or similar qualifications, shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct (without giving effect to materiality, Parent Material Adverse Effect or similar qualifications) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The representations and warranties made by Parent set forth in the first sentence of Section 6.1(a), Section 6.1(b), Section 6.1(c), Section 6.2 and Section 6.20 shall be true and correct in all material respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date). The representations and warranties made by Parent set forth in Section 6.3, Section 6.13(a), Section 6.24 and Section 6.25 shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (other than for de minimis deviations in the case of the representations and warranties set forth in Section 6.3, Section 6.24 and Section 6.25, and except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date);

(c)           Parent shall have delivered to the Company a certificate dated as of the Closing Date signed by an executive officer of Parent to the effect that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied;

(d)          provided that the Company has not made the U.S. Asset Sale Election, the Company shall have received a written opinion of WLRK, dated as of the Closing Date, in form and substance reasonably satisfactory to the Company Board, to the effect that, on the basis of the facts, customary representations and assumptions set forth or referred to in such opinion, the Mergers, taken together, will be treated as a “reorganization” within the meaning of Section 368(a) of the Code (the “Merger Tax Opinion”). In rendering such opinion, WLRK shall be entitled to receive and rely upon the Parent Merger Tax Representations and the SpinCo Merger Tax Representations;

(e)          provided that (i) the Company has made the 100% Distribution Election and (ii) has not made the U.S. Asset Sale Election, the Company shall have received the Distribution Tax Opinion. In rendering such opinion, Distribution Tax Counsel shall be entitled to receive and rely upon the Company Distribution Tax Representations, the Parent Distribution Tax Representations, and the SpinCo Distribution Tax Representations; and

(f)           Parent (or the applicable Subsidiary thereof) and Merger Subs shall have executed and delivered the applicable Transaction Documents, and to the extent applicable, performed and complied with the obligations, covenants and agreements thereunder required to be performed prior to the First Merger Effective Time in all material respects, and each such agreement shall be in full force and effect.

Section 8.3           Additional Conditions to the Obligations of Parent and Merger Subs. The obligation of Parent and Merger Subs to consummate the First Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by Parent) at or prior to the Closing of the following additional conditions:

(a)          each of SpinCo, DutchCo and the Company shall each have performed and complied in all material respects with the obligations, covenants and agreements required by this Agreement to be performed or complied with by it at or prior to the First Merger Effective Time;

(b)          all representations and warranties made by the Company and DutchCo set forth in Article IV and Article V (other than Section 4.1(a), Section 4.2, Section 4.6, the first sentence of Section 5.1, Section 5.2, Section 5.3, Section 5.14(a), Section 5.22, and Section 5.24), without giving effect to materiality, “Company Material Adverse Effect”, “SpinCo Material Adverse Effect” or similar qualifications, shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct (without giving effect to materiality, “Company Material Adverse Effect”, “SpinCo Material Adverse Effect” or similar qualifications) would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect or Company Material Adverse Effect. The representations and warranties made by the Company and DutchCo set forth in Section 4.1(a), Section 4.2, the first sentence of Section 5.1, Section 5.2, and Section 5.22 shall be true and correct in all material respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date). The representations and warranties made by the Company set forth in Section 4.6, Section 5.3, Section 5.14(a), and Section 5.24 shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (other than in the case of the representations and warranties set forth in Section 5.3 and Section 5.24 for deviations that are de minimis in the aggregate, and except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date);

(c)           the Company and DutchCo shall have delivered to Parent a certificate dated as of the Closing Date signed by an executive officer of each of the Company and DutchCo to the effect that each of the conditions set forth in Section 8.1(b), Section 8.3(a), and Section 8.3(b) have been satisfied;

(d)          SpinCo, DutchCo and the Company (or the applicable Subsidiary thereof) shall have executed and delivered (or cause to be executed and delivered) each of the applicable Transaction Documents, and to the extent applicable, performed and complied with the obligations, covenants and agreements to be performed thereunder prior to the First Merger Effective Time in all material respects, and each such agreement shall be in full force and effect; and

(e)          SpinCo shall have delivered to Parent (i) a certificate of SpinCo, dated as of the Closing Date and prepared in accordance with Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3), stating that interests in SpinCo are not “United States real property interests,” together with (ii) notice of such certificate to the IRS in accordance with Treasury Regulations Section 1.897-2(h) (which notice shall be mailed to the IRS by SpinCo following the Closing in accordance with Treasury Regulations Section 1.897-2(h)), in each case in form and substance reasonably acceptable to Parent; provided, that, if SpinCo fails to deliver such certification or such notice, the sole remedy under this Agreement of Parent and its Subsidiaries shall be to withhold any amounts required to be withheld pursuant to Section 1445 of the Code from the Merger Consideration.

Article IX

TERMINATION

Section 9.1            Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the First Merger Effective Time:

(a)          by mutual written agreement of the Company and Parent;

(b)          by the Company or Parent, if the Closing shall not have occurred on or prior to March 31, 2027 (the “Outside Date”); provided, that (x) if any of the conditions to the Closing set forth in Article VIII has not been satisfied or waived (to the extent permitted by applicable Law) on or prior to 5:00 p.m. Eastern Time on the Outside Date, either the Company or Parent may, by written notice to the other delivered at any time not more than 30 days prior to the Outside Date, extend the Outside Date to September 30, 2027 (the “First Extended Outside Date”) and if so extended, such date shall be the “Outside Date” and (y) if any of the conditions to the Closing set forth in Article VIII has not been satisfied or waived (to the extent permitted by applicable Law) on or prior to 5:00 p.m. Eastern Time on the First Extended Outside Date, either the Company or Parent may, by written notice to the other delivered at any time not more than 30 days prior to the First Extended Outside Date, extend the Outside Date to March 31, 2028, and if so extended, such date shall be the “Outside Date”; provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any Party whose action or failure to comply with its obligations under this Agreement or the Separation and Distribution Agreement has been the primary cause of, or has primarily resulted in, the failure of the Closing to occur on or prior to such date;

(c)          by the Company or Parent, if any Law shall have been promulgated, entered, enforced, enacted or issued and in effect or shall have been deemed to be applicable to the Mergers or the other transactions contemplated hereby, including the Reorganization and the Distribution, by any Governmental Authority of competent jurisdiction in the United States or any other jurisdiction which is the subject of a Requisite Regulatory Approval which permanently prohibits, restrains or makes illegal the consummation of the Mergers or the other transactions contemplated hereby, and such Law shall have become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any Party whose action or failure to perform any of its obligations under this Agreement or the Separation and Distribution Agreement is the primary cause of, or primarily resulted in, the enactment or issuance of any such Law;

(d)          by Parent upon written notice to the Company, in the event of a breach of any representation, warranty, covenant or agreement on the part of the Company or SpinCo, such that the conditions specified in Section 8.3(a) or Section 8.3(b) would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured, is not cured by the Company or SpinCo by the earlier of: (x) sixty (60) days after receipt of written notice thereof; or (y) the Outside Date; or (ii) is incapable of being cured prior to the Outside Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if Parent, Merger Sub I or Merger Sub II is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement to the extent such breach or breaches would give rise to the failure of a condition set forth in Section 8.2(a) or Section 8.2(b);

(e)          by the Company upon written notice to Parent, in the event of a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Parent or Merger Subs such that the conditions specified in Section 8.2(a) or Section 8.2(b) would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured, is not cured by Parent by the earlier of: (x) sixty (60) days after receipt of written notice thereof; or (y) the Outside Date; or (ii) is incapable of being cured prior to the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(e) if the Company or SpinCo is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement to the extent such breach or breaches would give rise to the failure of a condition set forth in Section 8.3(a) or Section 8.3(b);

(f)           by the Company or Parent if the Parent Stockholder Approval (with respect to the Parent Share Issuance or Parent Charter Amendment) shall not have been obtained upon a vote taken thereon at the Parent Stockholders Meeting, duly convened therefor, or at any adjournment or postponement thereof; provided that the right to terminate this Agreement pursuant to this Section 9.1(f) shall not be available to Parent if Parent’s actions or failure to perform any of its obligations under this Agreement is the primary cause of, or primarily resulted in, the failure to obtain such approval; or

(g)          by the Company if the Parent Board shall have effected a Parent Adverse Recommendation Change prior to the Parent Stockholder Approval at the Parent Stockholders Meeting.

Section 9.2           Effect of Termination. In the event of termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become null and void and have no effect, without any Liability on the part of any Party; provided, however, that no such termination shall relieve any Party of any liability or damages resulting from Fraud or Willful Breach; provided, further, that Section 7.6(g), Section 7.6(j), Section 7.6(k), the fourth and fifth sentences of Section 7.7 this Section 9.2, Section 9.3 and Article X hereof shall survive any termination of this Agreement. The Confidentiality Agreement and the Clean Team Agreement shall not be affected by a termination of this Agreement.

Section 9.3            Termination Fee; Other Fees & Expenses.

(a)           Except as otherwise provided in the Separation and Distribution Agreement (including with respect to the Funded Transaction Expenses (as defined in the Separation and Distribution Agreement)) or this Agreement, including this Section 9.3, and except for (x) the expenses in connection with printing and mailing the Parent Registration Statement, the Proxy Statement, the SpinCo Registration Statement and the Distribution Documents, and all SEC filing fees relating to the transactions contemplated by this Agreement, which shall be borne equally by the Company and Parent in the event that this Agreement is terminated in accordance with its terms and shall be borne by SpinCo in the event that the Closing occurs, (y) filing fees payable to any Governmental Authority in connection with the approvals required under Section 7.5(a), which shall be borne by the Party incurring such fees in the event that this Agreement is terminated in accordance with its terms and shall be borne by SpinCo in the event that the Closing occurs, and (z) any fees, costs and expenses of counsel, accountants, consultants, or other advisors, including any financial or capital markets advisors, incurred by Parent or Parent’s Subsidiaries in connection with the Financing or any Permanent Financing, all of which shall be borne by Parent, all fees and expenses incurred by the Parties shall be borne solely by the Party that has incurred such fees and expenses, whether or not the First Merger is consummated.

(b)          Parent shall pay to the Company (or such other member of the Company Group as the Company may elect) $420,000,000 (the “Termination Fee”), by wire transfer of immediately available funds to an account or accounts specified by the Company, if this Agreement is terminated as follows:

(i)            if this Agreement is terminated pursuant to Section 9.1(g), then Parent shall pay the entire Termination Fee on the third (3rd) Business Day following such termination; and

(ii)          if this Agreement is terminated (A) pursuant to Section 9.1(e); (B) pursuant to Section 9.1(b) without a vote of the stockholders of Parent contemplated by this Agreement at the Parent Stockholders Meeting having occurred; or (C) pursuant to Section 9.1(f), and (x) in any such case, a Competing Proposal shall have been publicly announced (or otherwise communicated to the Parent Board) at any time after the date of this Agreement and (if made or communicated publicly) not publicly withdrawn at least five (5) Business Days prior to the date of termination or, with respect to clause (C), prior to the Parent Stockholders Meeting, and (y) within twelve (12) months after the date of such termination, a transaction in respect of a Competing Proposal is consummated or Parent enters into a definitive agreement in respect of a Competing Proposal (which, in each case, need not be the same Competing Proposal that was made, disclosed or communicated prior to the termination hereof), then Parent shall be obligated to pay the Termination Fee on the third Business Day following the earlier of the date Parent enters into a definitive agreement in respect of such Competing Proposal and the date Parent consummates such transaction; provided that, solely for purposes of this Section 9.3(b)(ii), the term “Competing Proposal” shall have the meaning set forth in Section 7.9(g)(i), except that all references to 20% shall instead refer to 50%.

(c)          Without limiting Section 9.3(b), in the event that this Agreement (i) is terminated by the Company or Parent pursuant to Section 9.1(f), or (ii) is terminated pursuant to any other sub section of Section 9.1 and, at such time, the Company was entitled to terminate this Agreement pursuant to Section 9.1(f), then Parent shall reimburse the Company (or such other member of the Company Group as the Company may elect) for all out-of-pocket expenses incurred by the Company or any member of the Company Group in connection with the transactions contemplated by this Agreement or the Transaction Documents, for all such expenses (excluding any VAT which is recoverable by any member of the Company Group) in an amount up to $75,000,000, by wire transfer of immediately available funds to an account or accounts specified by the Company (such reimbursement, the “Expense Reimbursement”), on the third (3rd) Business Day following delivery by the Company to Parent of a written statement setting forth the amount of the foregoing expenses; provided that such reimbursement, to the extent paid, shall be credited on a dollar-for-dollar basis against any Termination Fee that becomes payable by Parent to the Company (or such other member of the Company Group as the Company may elect) pursuant to Section 9.3(b); provided, further, that with respect to the prior clause (ii), if the Termination Fee is payable in connection with a termination of this Agreement, the Termination Fee and not the Expense Reimbursement shall be payable with respect to such termination.

(d)          The payment of the Termination Fee or the Expense Reimbursement shall be compensation and liquidated damages for the loss suffered by the Company as a result of the failure of the Mergers to be consummated and to avoid the difficulty of determining damages under the circumstances. Each of the Parties acknowledges that neither the Termination Fee nor the Expense Reimbursement is intended to be a penalty, but rather, represents liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which such Termination Fee or Expense Reimbursement is due and payable and which do not involve Fraud or Willful Breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision. Each Party further agrees that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if Parent fails to pay any amounts due under this Section 9.3 and, in order to obtain such payment, the Company commences a suit that results in a judgment against Parent for such amounts, Parent shall pay interest on such amounts from the date payment of such amounts was due to the date of actual payment at the rate equal to the prime rate published in the Wall Street Journal for the relevant period, together with the costs and expenses of the Company (including reasonable legal fees and expenses) in connection with such suit. Subject to Section 9.2, payment by Parent of the Termination Fee or the Expense Reimbursement shall be the sole and exclusive remedy of the Company and SpinCo against Parent, Merger Subs and their respective Subsidiaries in circumstances where the Termination Fee or the Expense Reimbursement is payable hereunder (except, in the case of the Expense Reimbursement, where the Termination Fee is payable); provided however, that payment of the Termination Fee or the Expense Reimbursement shall not relieve any of the foregoing from any liability or damage resulting from Fraud or Willful Breach of any of its representations, warranties, covenants or agreements set forth in this Agreement. Notwithstanding anything to the contrary, nothing in this Agreement, including this Section 9.3, shall in any way limit the provisions of Section 10.8.

(e)          The Parties acknowledge and agree that in no event shall Parent be required to pay more than one Termination Fee or more than one Expense Reimbursement and following the full payment of the Termination Fee, no Expense Reimbursement shall be payable by Parent.

Article X

MISCELLANEOUS

Section 10.1        Non-Survival of Representations, Warranties and Agreements. The obligations, covenants and agreements that by their terms are to be performed following the Closing pursuant to any Transaction Document, including the Separation and Distribution Agreement, or this Agreement shall survive the First Merger Effective Time in accordance with their terms and all other obligations, covenants and agreements herein and therein shall terminate and shall not survive the Closing. None of the representations or warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall survive the First Merger Effective Time. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and any termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any Party or its Representatives thereunder or hereunder; provided that, following the First Merger Effective Time, Parent shall have no obligations under the Confidentiality Agreement with respect to information to the extent related to the SpinCo Entities or the SpinCo Business (except any Excluded Assets or Excluded Liabilities) or included in the SpinCo Business Assets, which information shall no longer be considered “Confidential Information” for purposes thereof.

Section 10.2         Governing Law; Jurisdiction. This Agreement, and all claims, disputes, controversies or causes of action (whether in contract, tort, equity or otherwise) that may be based upon, arise out of or relate to this Agreement (including any schedule or exhibit hereto) or the negotiation, execution or performance of this Agreement (including any claim, dispute, controversy or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware; provided that any claims, disputes, controversies or causes of action based upon, arising out of or relating to the internal affairs of Parent (including in respect of the Parent Share Issuance and the statutory standards of conduct of the Parent Board referenced in Section 7.9) shall be governed by and construed in accordance with the Laws of the State of Maryland. Each of the Parties agrees that any Action related to this agreement shall be brought exclusively in the Court of Chancery of the State of Delaware and any appellate court therefrom, or, solely to the extent such court declines subject-matter jurisdiction, any state court of the State of Delaware and any appellate court therefrom, or, if under applicable Law, exclusive jurisdiction over such matter is vested in the federal courts, any federal court in the State of Delaware and any appellate court from any thereof (the “Chosen Courts”). By executing and delivering this Agreement, each of the Parties irrevocably: (i) accepts generally and unconditionally submits to the exclusive jurisdiction of the Chosen Courts for any Action relating to this Agreement, including any Action brought for any remedy contemplated by Section 10.8; (ii) waives any objections which such party may now or hereafter have to the laying of venue of any such Action contemplated by this Section 10.2 and hereby further irrevocably waives and agrees not to plead or claim that any such Action has been brought in an inconvenient forum; (iii) agrees that it will not attempt to deny or defeat the personal jurisdiction of the Chosen Courts by motion or other request for leave from any such court; (iv) agrees that it will not bring any Action contemplated by this Section 10.2 in any court other than the Chosen Courts; (v) agrees that service of all process, including the summons and complaint, in any Action may be made by registered or certified mail, return receipt requested, to such party at their respective addresses provided in accordance with Section 10.3 or in any other manner permitted by Law; and (vi) agrees that service as provided in the preceding clause (v) is sufficient to confer personal jurisdiction over such party in the Action, and otherwise constitutes effective and binding service in every respect. Each of the parties hereto agrees that a final judgment in any Action in a Chosen Court as provided above may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, and each party further agrees to the non-exclusive jurisdiction of the Chosen Courts for the enforcement or execution of any such judgment.

Section 10.3        Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the national mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other internationally recognized overnight delivery service or (d) when delivered by facsimile (solely if receipt is confirmed) or email (so long as the sender of such email does not receive an automatic reply from the recipient’s email server indicating that the recipient did not receive such email), addressed as follows:

if to the Company or SpinCo, to:

Unilever PLC

100 Victoria Embankment,

London, EC4Y 0DY, UK

Attention: ***

Email: ***

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Telephone: (212) 403-1000
Attention:         Benjamin M. Roth, Esq.

    Jenna E. Levine, Esq.

    Ahsan M. Barkatullah, Esq.

Email:                 BMRoth@wlrk.com

    JELevine@wlrk.com

    AMBarkatullah@wlrk.com

with a copy (which shall not constitute notice) to:

Clifford Chance
Two Manhattan West
New York, NY 10001
Attention:         Melissa Fogarty, Esq.

     Dominic Ross, Esq.

Email:                Melissa.Fogarty@cliffordchance.com

   Dominic.Ross@cliffordchance.com

if to Parent, to:

McCormick & Company, Inc.

24 Schilling Road, Suite 1

Hunt Valley, MD 21031
Attention: ***
Email: ***

with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Attention: Glenn P. McGrory; Charles W. Allen
E-mail: gmcgrory@cgsh.com; callen@cgsh.com

and

Cleary Gottlieb Steen & Hamilton LLP

2 London Wall Place
London EC2Y 5AU, England

Attention: Dan Tierney
E-mail: dtierney@cgsh.com

and

Hogan Lovells International LLP

Atlantic House

Holborn Viaduct

London EC1A 2FG, England

Attention: Tom Brassington; Caitlin Weeks

E-mail: tom.brassington@hoganlovells.com; caitlin.weeks@hoganlovells.com or to such other address or addresses as the Parties may from time to time designate in writing by like notice.

Section 10.4          Headings. The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

Section 10.5        Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Confidentiality Agreement and the Transaction Documents constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings between the Parties with respect to such subject matter; provided, however, for the sake of clarity, it is understood that this Agreement shall not supersede the terms and provisions of the Confidentiality Agreement, which shall survive and remain in effect until expiration or termination thereof in accordance with its respective terms (subject to the proviso in the last sentence of Section 10.1).

Section 10.6          Amendments and Waivers.

(a)           Any Party may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or (without limiting Section 10.6(b)) agree to an amendment or modification to this Agreement by a duly executed agreement in writing; provided, that after the Parent Stockholder Approval has been obtained, no amendment or waiver shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of Parent without such further approval or adoption. No waiver by any of the Parties of any breach hereunder shall be deemed to extend to any prior or subsequent breach hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No waiver by any of the Parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party sought to be charged with such waiver.

(b)          This Agreement may be amended or modified, in whole or in part, only by a duly authorized agreement in writing executed by the Parties which makes reference to this Agreement; provided, that any amendments or modifications of this Section 10.6(b) or Sections 10.2, 10.7 or 10.12, to the extent adversely affecting any of the Parent Lenders, may not be amended without the prior written consent of each of the Parent Lenders.

Section 10.7          Assignment; Parties in Interest; Non-Parties.

(a)           No Party may assign its rights or delegate its duties under this Agreement without the prior written consent of the other Parties. Any attempted assignment or delegation in breach of this Section 10.7 shall be null and void. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any rights or remedies under or by reason of this Agreement, except as provided in Section 7.8 and Section 10.7(b) (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

(b)          Notwithstanding anything to the contrary in this Agreement, it is hereby agreed and acknowledged that this Agreement may only be enforced against, and any claims of action that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement may only be made against, the Parties hereto, and no former, current or future Affiliates, officers, directors, managers, employees, equityholders, lenders, financing sources (including the Parent Lender Parties), managers, members, partners, agents or representatives of any Party, in each case, who is not a Party to this Agreement, shall have any liability for any obligations of the Parties hereto or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby. Such Persons who are not Parties hereto are third party beneficiaries of Section 10.2, Section 10.6, Section 10.9 and this Section 10.7(b) and, solely in the case of the Parent Lender Parties, Section 10.12. For the avoidance of doubt, this Section 10.7(b) shall not affect (a) the rights of the Persons party to the Debt Commitment Letter to enforce the Debt Commitment Letter in accordance with its terms; or (b) the rights and obligations of the Parties hereto set forth in Section 7.6.

Section 10.8          Specific Performance.

(a)          The Parties agree and acknowledge that the failure to perform under this Agreement will cause an actual, immediate and irreparable harm and injury and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, it is agreed that, (i) each of the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement by any other Party and to specifically enforce the terms and provisions of this Agreement, and (ii) prior to the Closing or any termination of this Agreement in accordance with Section 9.1, damages shall be awarded only in a case where a court of competent jurisdiction shall have determined that, notwithstanding the Parties’ intention for specific performance to be the applicable remedy prior to termination or the Closing, such specific performance is not available or otherwise will not be granted as a remedy.

(b)          The Parties further agree that (i) by seeking the remedies provided for in this Section 10.8, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, including monetary damages, subject to the terms hereof, (ii) nothing contained in this Section 10.8 shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 10.8 before exercising any termination right under Section 9.1 (and pursuing damages after such termination), nor shall the commencement of any Action pursuant to this Section 10.8 or anything contained in this Section 10.8 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Section 9.1 or to pursue any other remedies under this Agreement that may be available then or thereafter and (iii) no Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.8, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(c)           To the extent either party hereto brings any Action to enforce specifically the performance of the terms and provisions of this Agreement in accordance with this Section 10.8, the Outside Date shall automatically be extended by (i) the amount of time during which such Action is pending, plus 20 Business Days, or (ii) such other time period established by the court presiding over such Action.

Section 10.9        Severability. If any provision of this Agreement or any Transaction Document, or the application of any such provision to any Person or circumstance, shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 10.10       WAIVER OF JURY TRIAL. THE PARTIES HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVE THEIR RIGHT TO TRIAL BY JURY IN ANY JUDICIAL PROCEEDING IN ANY COURT RELATING TO ANY DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION DOCUMENT (INCLUDING ANY SCHEDULE OR EXHIBIT HERETO AND THERETO) OR THE BREACH, TERMINATION OR VALIDITY OF SUCH AGREEMENTS OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF SUCH AGREEMENTS. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 10.10. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 10.10 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 10.11      Counterparts. This Agreement may be executed in two or more counterparts (including by electronic or .pdf transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of any signature page by facsimile, electronic or .pdf transmission shall be binding to the same extent as an original signature page.

Section 10.12      Certain Financing Provisions. Notwithstanding anything in this Agreement, the Separation and Distribution Agreement or the Asset Purchase Agreement to the contrary, each of Parent and the Company, on behalf of itself and its Subsidiaries and its Affiliates, and their respective Representatives (other than, in the case of the Parent, and after the Closing Date, SpinCo and its Subsidiaries, in each case to the extent it is party to the Debt Commitment Letter or the applicable Financing Agreement, with respect to clauses (g) and (h) below and/or to the extent otherwise provided in the Debt Commitment Letter or the applicable Financing Agreement):

(a)           agrees that any proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Parent Lender Parties, arising out of or relating to, this Agreement, the Separation and Distribution Agreement or the Asset Purchase Agreement, the Financing, the Permanent Financing or any of the agreements (including the Debt Commitment Letter and any Financing Agreement) entered into in connection with the Financing or the Permanent Financing or any of the transactions contemplated by this Agreement, the Separation and Distribution Agreement or the Asset Purchase Agreement or the agreements entered into in connection with the Financing or the Permanent Financing or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such proceeding to the exclusive jurisdiction of such court;

(b)          agrees that any such proceeding shall be governed by the laws of the State of New York, except as otherwise provided in the Debt Commitment Letter, any Financing Agreement or other applicable definitive document relating to the Financing or Permanent Financing;

(c)          agrees not to bring or support any proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Parent Lender Party in any way arising out of or relating to, this Agreement, the Separation and Distribution Agreement or the Asset Purchase Agreement, the Financing, the Permanent Financing, the Debt Commitment Letter, any Financing Agreement or any of the transactions contemplated by this Agreement, the Separation and Distribution Agreement or the Asset Purchase Agreement or the Debt Commitment Letter or any Financing Agreement or the performance of any services under the Debt Commitment Letter or any Financing Agreement in any forum other than any federal or state court in the Borough of Manhattan, New York, New York;

(d)          agrees that service of process upon such persons in any such proceeding shall be effective if notice is given in accordance with Section 10.3;

(e)          irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such proceeding in any such court;

(f)           knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any proceeding brought against any Parent Lender Party in any way arising out of or relating to, this Agreement, the Separation and Distribution Agreement or the Asset Purchase Agreement, the Financing, the Permanent Financing, the Debt Commitment Letter, any Financing Agreement or any of the transactions contemplated by this Agreement, the Separation and Distribution Agreement or the Asset Purchase Agreement or the Debt Commitment Letter or any Financing Agreement or the performance of any services under the Debt Commitment Letter or any Financing Agreement;

(g)           agrees that none of the Parent Lender Parties will have any liability to it or any of its Subsidiaries or any of its respective Affiliates or Representatives (other than, following the Closing Date, Parent and SpinCo and their respective Subsidiaries in accordance with the terms of the Financing, the Permanent Financing, the Debt Commitment Letter or any Financing Agreement, in each case, to the extent it is a party thereto) relating to or arising out of this Agreement, the Financing, the Permanent Financing, the Debt Commitment Letter or any of the transactions contemplated by this Agreement or the Debt Commitment Letter or the performance of any services under the Debt Commitment Letter, whether in law or in equity, whether in contract or in tort or otherwise;

(h)           hereby waives any and all claims and causes of action against the Parent Lender Parties relating to or arising out of this Agreement, the Separation and Distribution Agreement or the Asset Purchase Agreement, the Financing, the Permanent Financing, the Debt Commitment Letter, any Financing Agreement or any of the transactions contemplated by this Agreement, the Separation and Distribution Agreement or the Asset Purchase Agreement ,the Debt Commitment Letter or any Financing Agreement or the performance of any services under the Debt Commitment Letter or any Financing Agreement, whether in law or in equity, whether in contract or in tort or otherwise; and

(i)            agrees that the Parent Lender Parties are express third-party beneficiaries of, and may enforce, any of the provisions in this Agreement reflecting the foregoing agreements in this Section 10.12, and such provisions and the definitions of “Parent Lenders” and “Parent Lender Parties” (and any other provisions of this Agreement to the extent a modification thereof would affect the substance of any of the foregoing) shall not be amended in any way adverse to the Parent Lender Parties without the prior written consent of the applicable Parent Lenders (not to be unreasonably withheld, conditioned or delayed).

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

Unilever PLC

By:	/s/ Srinivas Phatak
Name:	Srinivas Phatak
Title:	Director

Unilever Alpha HoldCo B.V.

By:	/s/ S.P. de Buck
Name:	S.P. de Buck, as a management board member of Unilever Alpha HoldCo B.V.

By:	/s/ Saswata Mukherjee
Name:	S. Mukherjee, as a management board member of Unilever Alpha HoldCo B.V.

Sandman Corporation

By:	/s/ Jeffrey Eglash
Name:	Jeffrey Eglash
Title:	President

McCormick & Company, Incorporated

By:	/s/ Brendan M. Foley
Name:	Brendan M. Foley
Title:	Chairman, President, and Chief Executive Officer

Morpheus Merger Sub I Corp.

By:	/s/ Chris Wirth
Name:	Chris Wirth
Title:	President and Treasurer

Morpheus Merger Sub II, LLC

By:	/s/ Chris Wirth
Name:	Chris Wirth
Title:	President and Treasurer